Form 10-K405, Exhibit 13
period 1996-09-30
PROVIDENCE ENERGY CORP
filed 1996-12-20
CIK 319651

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Providence Energy Corporation (the Company) and its subsidiaries and their representatives may from time to time make written or oral statements, including statements contained in the Company's filings with the Securities and Exchange Commission (SEC) and in its reports to shareholders, including this annual report to shareholders, which constitute or contain "forward-looking" information as that term is defined in the Private Securities Litigation Reform
Act of 1995 or by the SEC in its rules, regulations and releases.   All
statements other than statements of historical facts included in this annual report regarding the Company's financial position and strategic initiatives and addressing industry developments are forward-looking statements. Where, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The following are factors which could cause actual results to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; competition in the energy services sector; regional weather conditions; the availability and cost of natural gas; development and operating costs; the success and costs of advertising and promotional efforts; the availability and terms of capital; the business abilities and judgment of personnel; unanticipated environmental liabilities; changes in, or the failure to comply with, government regulations; the costs and effects of unanticipated legal proceedings; the impacts of unusual items resulting from ongoing evaluations of business strategies and asset valuations; and changes in business strategy.

SUMMARY

The Company's current operating revenues, operating margin and net income have increased over the comparable periods presented, as shown in the table below:

                                     (000's)
                                                       Percent
                      1996        1995      Change     Change
--------------------------------------------------------------

Operating Revenues $215,152     $183,992    $31,160      16.9

Operating Margin     94,906       83,048     11,858      14.3

Net Income            8,970        6,127      2,843      46.4


RESULTS OF OPERATIONS - 1996 VS 1995

Operating Revenues and Operating Margin

During the current year, the Company has experienced colder than normal weather resulting in temperatures averaging 16.8 percent colder than last year. The increase in heating load due to the colder temperatures represents approximately $5.7 million in increased operating margin. As a result of the colder temperatures experienced during 1996, residential sales, which provide

                                   Page - 14
the Company with its greatest source of revenues, increased 1,714 million cubic feet (MMcf) or 13.5 percent over 1995. Also contributing to the increase was a net increase in the average annual number of customers during 1996 over 1995 of 1,689 or one percent. This increase contributed approximately $300,000 of operating margin.

Additionally, the Rhode Island Public Utilities Commission (RIPUC) approved a rate increase effective December 17, 1995. Operating margin for the current year increased approximately $3.2 million versus last year as a result of the rate increase. As a result of the RIPUC's approval in February 1996 of the Integrated Resource Plan's (IRP) performance-based ratemaking mechanism, the Company recorded an increase in operating margin of $1.5 million in 1996 as a result of gas cost savings achieved for the twelve-month plan period which ended June 1996. These savings were somewhat offset by a one-time charge to operating and maintenance expenses of $800,000 to fund a low income assistance program as discussed below. The IRP settlement agreement covers a three-year period. The Company's ability to record up to $1.5 million in operating margin annually is dependent upon achieving certain levels of gas cost savings for each plan year. Also see Liquidity and Capital Resource discussion.

Interruptible and other volumes decreased approximately 2,300 MMcf or 47 percent versus last year primarily as a result of a decrease in non-firm sales of 1,200 MMcf and a decrease in sales for resale of 1,300 MMcf. These decreases were
offset by an increase in special contracts of 200 MMcf.   The decrease in
interruptible and other sales did not have an impact on the Company's operating margin or results of operations because the RIPUC requires the Company to return any margins earned from these non-firm customers to firm customers through the Gas Charge Clause (GCC).

In addition, the Company had an increase in operating margin of approximately $200,000 due to an increase in revenues associated with the phase-in of expenses for Statement of Financial Accounting Standards (SFAS) No. 106.

Operating and Maintenance Expenses

Overall, operating and maintenance expenses have increased, approximately $4.7 million or 10.5 percent versus last year. The Company had an increase of $1.1 million in its uncollectible revenue provision due to the increased operating revenues resulting from the colder-than-normal weather experienced during the year. As a result of the Company's improved earnings, performance incentive compensation expense increased approximately $700,000 in 1996 versus 1995. Additionally, in connection with the RIPUC's approval of the IRP in February 1996, the Company had a one-time charge of $800,000 to fund a low income assistance program as well as $100,000 of costs associated with the regulatory proceeding. Also, there were additional wage expenses of approximately $800,000 related to performance, cost of living and negotiated union contract increases, as well as overtime pay due to the colder-than-normal weather. Finally, approximately $200,000 of expenses relating to the phase-in of SFAS No. 106 costs were incurred as well as expenses of approximately $600,000 for outside services associated with the development of new energy service offerings. The remaining $400,000 is attributable to increases in general operating costs.

The Company continually reviews its operating expenses in order to keep expenses as low as possible. However, the Company's expenses will vary based on weather and other factors.



                                   Page -15

Taxes

Taxes have increased approximately $2.8 million or 18.9 percent during the last year. The increase in taxes, mainly Federal income and state gross earnings tax, resulted from higher pretax income and higher operating revenues, respectively.


Interest Expense

Overall, interest expense for 1996 was stable when compared to 1995. A decrease in weighted average short-term borrowings caused short-term interest expense to decrease approximately $700,000 for the current year. The Company's long-term interest expense for the current year has increased approximately $800,000 as a result of the Series R First Mortgage Bond issuance in December 1995.

Future Outlook

A)  Business Opportunities/Industry Restructuring

There are virtually unlimited opportunities to unbundle services, form alliances, custom-tailor services for customers, and compete with other energy suppliers. To facilitate the transition to a diversified energy marketer and service provider, the Company is planning to form business alliances outside of its traditional utility business. The Company is also seeking investment opportunities in non-regulated energy ventures. The Company currently has no material acquisitions pending.

To pursue the opportunities discussed above, the Company on August 1, 1996, incorporated Providence Energy Services, Inc. to market natural gas and energy services to customers who are now able to choose their energy suppliers. The operating results of this new company were not material in 1996.

The Company has also established a relationship with Encon Systems, Inc. (Encon), a full-service energy-management company that develops and implements energy-efficient systems for commercial, industrial and institutional customers, as well as residential customers. The Company has established a $350,000 line of credit as a working capital supply primarily for Encon's PFS ( a division of PepsiCo) contract. In connection with the line of credit, the Company received a warrant to acquire stock representing 45 percent of the outstanding stock of Encon, which is exercisable until early 1997, subject to extension under certain circumstances. The companies are also working on joint marketing opportunities.

Additionally, North Attleboro Gas Company (North Attleboro) is currently piloting a new set of service contracts. North Attleboro's annual service contract for the inspection of gas heating equipment will now include providing customers with an indoor air quality screening. Customers will receive a comprehensive indoor air quality informational report and will be given the opportunity to purchase carbon monoxide detectors and radon test kits from North Attleboro. Once the results of the pilot program are analyzed, the Company will determine whether the indoor air quality program will generate additional growth opportunities.

These and other energy ventures will increasingly be separate from the distribution utility. There are strategic long-term planning and operating costs associated with developing the new energy service offerings. The Company estimates these costs to be in the range of $400,000 to $600,000, net of taxes, in 1997.

                                   Page - 16

B)  Regulatory

In May 1996, the RIPUC approved a Rate Design Settlement Agreement among the Company, the Rhode Island Division of Public Utilities and Carriers (Division), The Energy Council of Rhode Island (TEC-RI) and a consortium of oil heat organizations. The Agreement begins a process of unbundling natural gas service in Rhode Island enabling customers to choose their gas suppliers. The Agreement went into effect June 2, 1996. While this initial step is available to approximately 120 of the largest commercial and industrial customers, the Company is required to make an additional filing in March 1997 that would expand the eligibility of unbundled services to other customers. The Company does not know the number of customers that would be impacted by the March 1997 filing at this time.

Also on October 8, 1996, the RIPUC approved a one-year Pilot Hedging Program Settlement Agreement between the Company and the Division. The objective of the pilot program is to mitigate the impact of natural gas price escalation through utilization of Financial Risk Management (FRM) tools, to develop a more balanced gas supply cost approach, and finally, to study in more detail some of the benefits and costs associated with the program. The FRM tools will be limited to the use of options, including calls, puts, and collars, under the pilot program. The total expenditures for the purchase and exercise of the FRM tools and the net proceeds from the sale of FRM tools will be flowed through the Variable Gas Cost component of the GCC and cannot exceed $800,000.

C) Subsidiaries

The Company currently owns and operates North Attleboro, a small gas distribution company with over 3,000 customers located in Massachusetts. The Company continues to assess the long-term strategic fit of North Attleboro. The Company's assessment of this operation is part of its periodic evaluation of the strategic fit and financial performance of all major assets. The Company is considering various options for North Attleboro, including a restructuring of operations, a request for a rate increase or the possible sale of North Attleboro to another party. No decision has been made with respect to this matter and any decision will not likely result in a material change in the results of operations or the financial position of the Company.

D) New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) recently released SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which will be effective for the Company in 1997. Based on the current regulatory environment, management does not believe the adoption of SFAS No. 121 will have a material impact on the financial position or results of operations of the regulated business. Management continues to analyze the effect of the adoption of SFAS No. 121 on its non-regulated business and has not yet concluded what effect the adoption of SFAS No. 121 will have.

The FASB has also released SFAS No. 123, "Accounting for Stock-Based Compensation". Although this Statement will increase footnote disclosures regarding the Company's stock plans, management does not believe SFAS No. 123 will have an impact on the Company's results of operations or financial position.


                                   Page - 17

RESULTS OF OPERATIONS - 1995 VS 1994

Operating Revenues and Operating Margin

The Company experienced the second warmest heating season in 42 years with temperatures averaging 10.5 percent warmer-than-normal. Overall, 1995 was 14.5 percent warmer than 1994, thereby decreasing operating margin by almost $5 million.

As a result of the warmer-than-normal temperatures experienced during 1995, residential sales, which provide the Company with its greatest source of sales, decreased 1.4 billion cubic feet (Bcf) or 10 percent from 1994. Offsetting this decrease was a net increase in the average annual number of customers during 1995 over 1994 of approximately 2,300 or 1.4 percent. The moderate increase was the result of new housing construction and conversions from other energy sources offset by shut-offs for non-payment and housing vacancies due to the stagnant economy.

Non-firm sales volumes increased approximately 400 MMcf or 9 percent. The increase in non-firm sales of approximately 1,000 MMcf was offset by a decrease in sales of gas for resale purposes of approximately 600 MMcf. Providence Gas Company's (ProvGas) increase in non-firm sales generated approximately $200,000 in additional operating margin as a result of ProvGas' non-firm margin sharing agreement. The decrease in sales of gas for resale purposes did not have an impact on the Company's operating margin because the RIPUC requires any margin earned from the sale of gas for resale purposes to be returned to firm customers through the GCC.

Continuing efforts to be customer focused and to meet customer expectations resulted in the Company negotiating and receiving regulatory approval for five special agreements that allowed the offering of unbundled service to several large manufacturing companies. Without these agreements, these companies would have utilized other fuel and delivery alternatives, resulting in an annualized loss of operating margin of approximately $600,000.

Operating and Maintenance Expenses

Operating and maintenance expenses for fiscal 1995 decreased $1.9 million or four percent over the last fiscal year. This decrease was due to a lower uncollectible revenue provision resulting from the decrease in operating revenue and a slight improvement in the Company's collection of accounts receivable.
The remainder of the decrease was primarily attributable to a reduction in labor and related expenses. The restructuring initiative that occurred at ProvGas in June 1994 and the impact of efficiency reviews as part of the continuous improvement programs has also contributed to the reduction in labor expenses. The Company continually reviews its operating expenses in order to keep expenses as low as possible. However, since the Company's expenses will vary based on weather and other factors, the four percent decrease in expenses experienced in 1995 will not necessarily reoccur in future years.

Taxes

Taxes have decreased $2.1 million or 12.5 percent during 1995 as compared to 1994. This was mainly due to a reduction in Federal income taxes as a result of lower pre-tax income and a reduction in the state gross earnings tax as a result of lower operating revenues due

                                   Page - 18
to warmer-than-normal weather.

Other, Net

Other, net increased by approximately $700,000 over 1994. This was attributed to decreases in expenses related to our customer equipment leasing program along with decreases in promotional advertising.

Interest Expense

Interest expense increased approximately $1.1 million or 18.1 percent in 1995 as compared to 1994. A significant increase in short-term interest rates plus a slight increase in overall weighted average short-term borrowings caused the increase in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

During 1996, the Company experienced a substantial decrease in its net cash provided by operations primarily as the result of the timing of the recovery of incurred gas costs through the GCC as discussed in Footnote 1 of the accompanying consolidated financial statements.

Capital expenditures for 1996 were $20.8 million versus $19.6 million in 1995, a
6.1 percent increase. Approximately $400,000 of the increase was due to increased environmental expenditures, which are included in the Company's depreciation factors consistent with the rate recovery treatment for all types of cost of removal. The remainder of the increase was primarily due to increased expenditures by the Company in new technology. Anticipated capital expenditures for the next three years are expected to total between $50 million and $60 million.

In December 1995, the Company received proceeds of $15 million related to an issuance of First Mortgage Bonds, Series R (7.5 percent), which will mature in December 2025. The net proceeds received from the issuance were used to pay down short-term debt. The Company meets seasonal cash requirements and finances its capital expenditures program on an interim basis through short-term borrowings. As of September 30, 1996, the Company had lines of credit totaling $61,500,000 with borrowings outstanding of $23,270,000.

During the next two years, the Company intends to make both equity and debt offerings in amounts ranging from $10 million to $15 million each to finance its capital expenditures and energy service offerings.

In November 1996, the Company filed an application to list its common stock on the New York Stock Exchange. The Company is changing stock exchanges in an effort to make the Company more attractive to portfolio managers who follow its stock and to enable the Company to reach a broader investment community.

The Company's ability to pay dividends is largely dependent upon receipt of dividends from ProvGas. Approximately $18 million of ProvGas' retained earning were available for dividends at the end of fiscal 1996 under the most restrictive terms of ProvGas' First Mortgage Bond indenture.

The Company continued to offer a Dividend Reinvestment and Cash Stock Purchase Plan (the Plan) for its current shareholders. During 1996, 41.7 percent of the Company's shareholders participated in the Plan, with $1.4 million or 22.5 percent of declared dividends reinvested

                                   Page -19
in new shares rather than paid in cash.

In February 1995, the Company filed for rate relief requesting an approximate eight percent general rate increase. The major factors contributing to the rate request were an increase in depreciation due to capital spending, an increase in working capital needs, and an increase in capital expenditures. In November 1995, the RIPUC authorized the Company to increase its rates to recover additional annual revenues in the amount of $3,990,000. Subsequent to the issuance of the rate decision, the RIPUC approved the Company's motion to reconsider a revenue adjustment of $171,572. That approval increases the overall rate increase to $4,161,572. As part of this award, the Company is allowed to earn a 10.9 percent return on common equity. See Footnote 10 to the accompanying consolidated financial statements for more details.

On October 3, 1991, the Massachusetts Department of Public Utilities (MDPU) approved a settlement order reached between the Massachusetts Attorney General's Office and North Attleboro Gas. Due to the magnitude of the award (32 percent), the MDPU ordered North Attleboro Gas to phase-in the award over a five-year period effective November 1, 1991. As a result of this award, the final revenue increase of $94,445 was phased-in on November 1, 1995.

In February 1996, the Company received approval of a three-year Settlement Agreement between itself and the Division regarding the IRP, which was filed with the RIPUC in July 1994. The purpose of the IRP is to optimize the utilization of production transmission and distribution resources so that customers receive high quality services at the lowest possible costs.

The Settlement Agreement provides for: (1) funding associated with Demand Side Management programs of $500,000, which are designed to provide equipment rebates for specific load building programs; (2) funding associated with a low income weatherization program of $200,000, which is designed to assist low income customers through the installation of conservation measures; and (3) a performance-based ratemaking mechanism. The Settlement Agreement also contains a general agreement that the Company's strategy and steps included in its supply plan are reasonable.

The Settlement Agreement also provides for a one-time funding of up to $800,000 for a Low Income Assistance Program (LIAP) through a portion of the Company's share of the performance-based ratemaking mechanism. The LIAP was developed in response to the Company's anticipated loss of approximately $900,000 in Federal funding for the low income heating assistance program administered by the State of Rhode Island for 1996.

The funding of these programs is generated through annual gas cost savings beginning in July 1995. The Company has performed an analysis of gas cost savings since July 1995 and has achieved sufficient savings as of June 30, 1996 to provide funding for these programs without incurring a charge to income. Accordingly, in 1996, the Company recorded its annual share of the performance-based ratemaking mechanism under this agreement which resulted in a $1.5 million increase to operating margin.

For additional information on current and anticipated financial, economic, and operational data, references are made to the President's Message to Shareholders and 1996: The Year in Review sections of this Annual Report to Shareholders.

                                   Page - 20



COMMON STOCK INFORMATION
                                                Dividend Paid
   Quarter Ended               High      Low      Per Share
-------------------------------------------------------------

September 30, 1996            $18 3/4  $16 5/8       $.27
June 30, 1996                  18 3/8   16 3/8        .27
March 31, 1996                 18 3/4   16 5/8        .27
December 31, 1995              17 1/4   16            .27

September 30, 1995             16 3/8   14 3/4        .27
June 30, 1995                  16 5/8   14 5/8        .27
March 31, 1995                 17 1/2   14 3/4        .27
December 31, 1994              17 3/8   15            .27




                                   Page -21

SELECTED FINANCIAL DATA - SUMMARY OF OPERATIONS
For the Years Ended September 30
(thousands, except per share amounts)

                                     1996      1995      1994      1993      1992      1991
                                   --------  --------  --------  --------  --------  --------
Operating revenues                 $215,152  $183,992  $222,778  $209,315  $190,341  $169,086
Cost of gas sold                    120,246   100,944   135,104   126,314   111,568   101,707
                                   --------  --------  --------  --------  --------  --------
Operating margin                     94,906    83,048    87,674    83,001    78,773    67,379
                                   --------  --------  --------  --------  --------  --------
Other operating expenses,
  excluding taxes                    61,030    54,838    55,838    52,921    52,122    47,015
Taxes, other than income             13,007    11,769    12,540    12,597    11,497    11,031
Federal income taxes                  4,683     3,104     4,460     3,554     2,774       440
                                   --------  --------  --------  --------  --------  --------
Total operating
  expenses                           78,720    69,711    72,838    69,072    66,393    58,486
                                   --------  --------  --------  --------  --------  --------
Operating income                     16,186    13,337    14,836    13,929    12,380     8,893
Other, net                              945       865       196        37       287     1,562
                                   --------  --------  --------  --------  --------  --------
Income from continuing
  operations before
  interest expense                   17,131    14,202    15,032    13,966    12,667    10,455
Interest expense                      7,465     7,379     6,247     6,653     6,837     7,764
                                   --------  --------  --------  --------  --------  --------
Income from continuing
operations after
interest expense                      9,666     6,823     8,785     7,313     5,830     2,691
Preferred dividends of
  subsidiary                           (696)     (696)     (696)     (696)     (696)     (280)
                                   --------  --------  --------  --------  --------  --------
Net income                            8,970     6,127     8,089     6,617     5,134     2,411
Common dividends                      6,155     6,062     5,856     4,889     4,908     6,057
                                   --------  --------  --------  --------  --------  --------
Earnings reinvested in
the corporation                    $  2,815  $     65  $  2,233  $  1,728  $    226  $ (3,646)
                                   ========  ========  ========  ========  ========  ========
Weighted average common
shares outstanding                  5,709.2   5,624.2   5,534.1   4,761.8   4,478.4   4,337.9
                                   ========  ========  ========  ========  ========  ========
Net income per
common share                       $   1.57  $   1.09  $   1.46  $   1.39  $   1.15  $    .56
                                   ========  ========  ========  ========  ========  ========
Common dividends                   $   1.08  $   1.08  $   1.06  $   1.02  $   1.10  $   1.40
                                   ========  ========  ========  ========  ========  ========


                                   Page - 22

OTHER FINANCIAL DATA
SEPTEMBER 30
(thousands, except per share amounts)

                                     1996      1995      1994      1993      1992      1991
                                   --------  --------  --------  --------  --------  --------
Total assets                       $250,150  $227,127  $233,311  $224,550  $197,459  $189,422
Gas plant--at
  original cost                     279,849   262,769   239,830   221,769   210,087   199,216
Gas plant--net of
  depreciation                      179,473   169,792   159,012   149,272   144,767   139,741
Capitalization:
  Common stockholders'
    equity                           82,565    78,524    77,156    73,368    54,491    52,302
  Redeemable cumulative
    preferred stock                   8,000     8,000     8,000     8,000     8,000     8,000
  Long-term debt                     72,456    74,482    60,079    62,163    60,958    42,885
Shares of common stock
    at year-end                       5,748     5,668     5,581     5,486     4,534     4,408
Book value per share               $  14.36  $  13.85  $  13.82  $  13.37  $  12.02  $  11.87
                                   ========  ========  ========  ========  ========  ========

                                   Page - 23

FINANCIAL AND OPERATING STATISTICS
For the Years Ended September 30

                                                 1996      1995      1994      1993      1992     1991
                                              --------  --------  --------  --------  --------  --------
Operating revenues (thousands of dollars):
 Residential                                  $128,875  $106,387  $130,888  $120,997  $104,658  $ 92,660
 Commercial/
  industrial                                    74,625    61,491    76,174    72,974    63,405    57,153
                                              --------  --------  --------  --------  --------  --------
 Total firm                                    203,500   167,878   207,062   193,971   168,063   149,813
 Interruptible and other                         9,882    14,026    14,471    14,336    21,394    17,681
 Transportation                                    741       804       287        54        74       735
 Other                                           1,029     1,284       958       954       810       857
                                              --------  --------  --------  --------  --------  --------
  Total operating
   revenues                                   $215,152  $183,992  $222,778  $209,315  $190,341  $169,086
                                              ========  ========  ========  ========  ========  ========
Gas sold and transported (MMcf):
 Residential                                    14,423    12,709    14,122    13,783    13,166    11,534
 Commercial/
 industrial                                      9,694     8,772     9,360     8,926     8,363     7,637
                                              --------  --------  --------  --------  --------  --------
 Total firm                                     24,117    21,481    23,482    22,709    21,529    19,171
 Interruptible and other                         2,610     4,950     4,547     3,985     6,717     5,659
 Transportation                                  1,380     1,681       656       386       869     4,127
                                              --------  --------  --------  --------  --------  --------
Total gas sold
 and transported                                28,107    28,112    28,685    27,080    29,115    28,957
Company use and
 losses                                            605       919     1,182     1,187     1,264     1,445
                                              --------  --------  --------  --------  --------  --------
 Total sendout                                  28,712    29,031    29,867    28,267    30,379    30,402
                                              ========   =======  ========  ========  ========  ========
Gas purchased, produced and
transported (MMcf):
Pipeline natural
 gas-contract                                   17,567    16,591    22,880    18,044    20,150    21,051
Pipeline natural
 gas-spot purchases                              5,197     7,935     3,533     7,936     7,374     3,210
Pipeline natural
 gas-transportation                              1,380     1,681       656       386       869     4,127
Underground storage                              3,129     2,270     1,697       879       594     1,038
Liquefied natural gas                            1,439       554     1,101     1,022     1,329       975
Liquid propane and
 synthetic natural gas                               -         -         -         -        63         1
                                              --------  --------  --------  --------  --------  --------
 Total                                          28,712    29,031    29,867    28,267    30,379    30,402
                                              ========   =======  ========  ========  ========  ========
Average annual number of customers:
Residential                                    149,487   147,935   145,793   143,771   143,114   143,207
Commercial/
industrial                                      16,645    16,509    16,337    16,264    15,889    15,114
                                              --------  --------  --------  --------  --------  --------
 Total firm                                    166,132   164,444   162,130   160,035   159,003   158,321



                                   Page - 24


Interruptible and
 transportation                                    144       143       141       123       115         79
                                              --------  --------  --------  --------  --------  ---------
 Total                                         166,276   164,587   162,271   160,158   159,118    158,400
                                              ========  ========  ========  ========  ========  =========

Total number of customers
at year-end                                    164,312   163,294   159,375   159,135   157,087    159,234
                                              ========  ========  ========  ========  ========  =========

Residential heating:
Average consumption per
 customer (Mcf)                                    116       103       117       116       112         97
Average revenue per
 customer                                     $  1,016  $    844  $  1,068  $  1,008  $    870   $    766
Average rate per
 Mcf                                          $   8.77  $   8.19  $   9.10  $   8.68  $   7.80   $   7.91
Average annual number
 of customers                                  118,724   116,826   114,461   112,497   111,176    110,997
Maximum daily sendout
(MMcf)                                             189       202       206       185       174        172
Calendar degree days                             5,967     5,111     5,977     5,718     5,502      4,893

1 Mcf is one thousand cubic feet; 1 MMcf is one million cubic feet.

Normal calendar degree days for fiscal year 1996 are 5,682; 1995 and 1994 are 5,709; 1993, 1992 and 1991 are 5,811.



                                   Page - 25

CONSOLIDATED BALANCE SHEETS
September 30

(thousands of dollars)                                             1996      1995
-------------------------------------------------------------  --------  --------
ASSETS
Gas plant, at original cost (notes 1,4,7, and 10)              $279,849  $262,769
  Less--Accumulated depreciation and
        utility plant acquisition adjustments                   100,242    92,868
                                                               --------  --------
                                                                179,607   169,901
                                                               --------  --------
Nonutility property, net (note 12)                                1,141     1,958
                                                               --------  --------

Current assets:
  Cash and temporary cash
    investments (notes 1 and 8)                                   1,424     1,278
  Accounts receivable, less allowance of
    $3,231 in 1996 and $2,412 in 1995(notes 1,3,7,
     and 14)                                                     14,665    14,031
  Unbilled revenues (note 1)                                      2,357     2,655
  Deferred gas costs (notes 1 and 7)                             13,272     1,193
  Inventories, at average cost-
    Liquefied natural gas, propane and under-
      ground storage                                             16,023    10,116
    Materials and supplies                                        1,259     1,540
  Prepaid and refundable taxes (note 2)                           4,076     5,933
  Prepayments                                                     1,540     1,366
                                                               --------  --------
                                                                 54,616    38,112
                                                               --------  --------

Deferred charges and other assets
  (notes 1,3,6,7,9, and 10)                                      14,786    17,156
                                                               --------  --------
     Total assets                                              $250,150  $227,127
                                                               ========  ========
CAPITALIZATION AND LIABILITIES
Capitalization (see accompanying statement)                    $163,021  $161,006
                                                               --------  --------
Current liabilities:
  Notes payable (notes 5 and 8)                                  23,270     7,337
  Current portion of long-term debt (note 4)                      2,022     1,950
  Accounts payable (notes 6 and 7)                               17,372    14,102
  Accrued taxes (note 10)                                         1,980     6,059
  Accrued vacation                                                1,723     1,679
  Customer deposits                                               3,996     3,981
  Other                                                           5,376     3,947
                                                               --------  --------
                                                                 55,739    39,055
                                                               --------  --------
Deferred credits and reserves:
  Accumulated deferred Federal income taxes (note 2)             20,713    18,734
  Unamortized investment tax credits (note 2)                     2,533     2,691
  Other (notes 6,7 and 9)                                         8,144     5,641
                                                               --------  --------
                                                                 31,390    27,066
                                                               --------  --------
Commitments and contingencies (note 7)                                -         -

    Total capitalization and liabilities                       $250,150  $227,127
                                                               ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

                                   Page - 26

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended September 30


(thousands, except per share amounts)      1996       1995       1994
---------------------------------------  ---------  ---------  ---------

Operating revenues                       $215,152   $183,992   $222,778
Cost of gas sold                          120,246    100,944    135,104
                                         --------   --------   --------
  Operating margin                         94,906     83,048     87,674
                                         --------   --------   --------
Operating expenses:
  Operation and maintenance                49,033     44,368     46,223
  Depreciation and amortization            11,997     10,470      9,615
  Taxes--
    State gross earnings                    6,063      5,005      6,326
    Local property and other                6,944      6,764      6,214
    Federal income (note 2)                 4,683      3,104      4,460
                                         --------   --------   --------
Total operating expenses                   78,720     69,711     72,838
                                         --------   --------   --------

Operating income                           16,186     13,337     14,836
                                         --------   --------   --------
Other, net (notes 1, 10, and 12)              945        865        196
                                         --------   --------   --------
Income before interest expense             17,131     14,202     15,032
                                         --------   --------   --------

Interest expense:
  Long-term debt                            5,889      5,086      4,987
  Other                                     1,682      2,437      1,412
  Interest capitalized                       (106)      (144)      (152)
                                         --------   --------   --------
                                            7,465      7,379      6,247
                                         --------   --------   --------
Income after interest expense               9,666      6,823      8,785

Preferred dividends of subsidiary
(note 4)                                     (696)      (696)      (696)
                                         --------   --------   --------

Net income                               $  8,970   $  6,127   $  8,089
                                         ========   ========   ========
Earnings per common share (note 16)      $   1.57   $   1.09   $   1.46
                                         ========   ========   ========
Weighted average common shares
  outstanding (note 16)                   5,709.2    5,624.2    5,534.1
                                         ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.





                                   Page - 27

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30
(thousands of dollars)                                      1996       1995       1994
--------------------------------------------------------  ---------  ---------  ---------
Cash provided by -
  Operating Activities:
    Income after interest expense                         $  9,666   $  6,823   $  8,785
      Items not requiring cash:
      Depreciation and amortization                         12,012     10,529      9,759
      Changes as a result of regulatory action              (1,453)         -          -
      Deferred Federal income taxes                          1,943      2,142      1,235
      Gain on sale of nonutility property (note 12)           (699)         -          -
      Write-down of nonutility property (note 12)              714          -          -
      Amortization of investment tax credits                  (158)      (160)      (159)
      Changes in assets and liabilities
        which provided (used) cash:
         Accounts receivable                                  (634)     3,861       (654)
         Unbilled revenues                                     298        240        (41)
         Deferred gas costs                                (12,079)    14,626      1,734
         Inventories                                        (5,626)     1,278        310
         Prepaid and refundable taxes                        1,857     (1,017)     2,407
         Prepayments                                          (174)       133       (589)
         Accounts payable                                    3,270     (4,222)      (934)
         Accrued taxes                                         (21)      (165)       (71)
         Accrued vacation, customer deposits
            and other                                        1,462        572        211
         Deferred charges and other                          1,307     (2,011)      (932)
                                                          --------   --------   --------
         Net cash provided by operations                    11,685     32,629     21,061
                                                          --------   --------   --------

  Investment Activities:
    Expenditures for property, plant
      and equipment, net                                   (20,781)   (19,597)   (19,809)
    Proceeds from sale of nonutility property(note 12)         725          -          -
                                                          --------   --------   --------
       Total                                               (20,056)   (19,597)   (19,809)
                                                          --------   --------   --------

  Financing Activities:
    Issuance of common stock                                    31          -        265
    Issuance of mortgage bonds                              15,000          -     16,000
    Payments on long-term debt                              (1,954)    (2,081)      (465)
    Increase (decrease) in notes payable                       933     (5,363)   (12,100)
    Cash dividends on preferred shares (note 4)               (696)      (696)      (696)
    Cash dividends on common shares                         (4,797)    (4,759)    (4,566)
                                                          --------   --------   --------
     Total                                                   8,517    (12,899)    (1,562)
                                                          --------   --------   --------
Increase (decrease) in cash and cash equivalents               146        133       (310)
Cash and cash equivalents at beginning of year               1,278      1,145      1,455
                                                          --------   --------   --------
Cash and cash equivalents at end of year                  $  1,424   $  1,278   $  1,145
                                                          ========   ========   ========
Supplemental disclosure of cash flow information:

Cash paid during the year for-
 Interest (net of amount capitalized)                     $  6,738   $  6,663   $  6,091
 Income taxes (net of refunds)                            $  2,851   $  1,388   $    856

The accompanying notes are an integral part of these consolidated financial statements.
                                   Page - 28



CONSOLIDATED STATEMENTS OF CAPITALIZATION

September 30
(thousands of dollars)                                           1996      1995
-----------------------------------------------------------  --------  --------
Common stockholders' investment (notes 4, 6 and 11):
 Common stock, $1 Par, Authorized -20,000 shares
 Outstanding -5,748 shares in 1996 and 5,668
  shares in 1995                                             $  5,748  $  5,668
 Amount paid in excess of par                                  55,404    54,258
 Retained earnings                                             21,413    18,598
                                                             --------  --------
                                                               82,565    78,524
                                                             --------  --------

Cumulative preferred stock of subsidiary (notes 4 and 8):
 Redeemable 8.7% Series, $100 par
 Authorized - 80 shares
 Outstanding - 80 shares as of 1996 and 1995                    8,000     8,000
                                                             --------  --------

Long-term debt (notes 4, 7 and 8):
 First Mortgage Bonds, secured by utility
 property
   Series M, 10.25%, due July 31, 2008                         10,000    10,000
   Series N, 9.63%, due May 30, 2020                           10,000    10,000
   Series O, 8.46%, due September 30, 2022                     12,500    12,500
   Series P, 8.09%, due September 30, 2022                     12,500    12,500
   Series Q, 5.62%, due November 30, 2003                      12,800    14,400
   Series R, 7.50%, due December 30, 2025                      15,000    15,000
 Capital Leases                                                 1,678     2,032
                                                             --------  --------
                                                               74,478    76,432
                                                             --------  --------


 Less-current portion                                           2,022     1,950
                                                             --------  --------
                                                               72,456    74,482
                                                             --------  --------

Total capitalization                                         $163,021  $161,006
                                                             ========  ========

The accompanying notes are an integral part of these consolidated financial statements.


                                   Page - 29

CONSOLIDATED STATEMENTS OF
CHANGES IN COMMON STOCKHOLDERS' INVESTMENT
For the Three Years Ended September 30


                                             Shares            Amount
                                      Issued and Outstanding  Paid In
                                        --------------------   Excess    Retained
(thousands)                              Number     Amount     of Par    Earnings
--------------------------------------  ---------  --------  ----------  ---------
Balance, September 30, 1993                 5,486    $5,486    $51,582    $16,300
Add (deduct):
  Net income                                    -         -          -      8,089
  Dividends ($1.06 per share)                   -         -          -     (5,856)
  Dividend reinvestment, cash
    stock purchase plan and
    employee benefit plans                     95        95      1,531          -
  Accrual for Executive Stock
    Compensation Plan                           -         -        (71)         -
                                        ---------  --------    -------    -------

Balance, September 30, 1994                 5,581     5,581     53,042     18,533
Add (deduct):
  Net income                                    -         -          -      6,127
  Dividends ($1.08 per share)                   -         -          -     (6,062)
  Dividend reinvestment, cash
    stock purchase plan and employee
    benefit plans                              87        87      1,279          -
  Accrual for Executive Stock
    Compensation Plan                           -         -        (63)         -
                                        ---------  --------    -------    -------

Balance, September 30, 1995                 5,668     5,668     54,258     18,598
Add (deduct):
  Net income                                    -         -          -      8,970
  Dividends ($1.08 per share)                   -         -          -     (6,155)
  Dividend reinvestment, cash
    stock purchase plan and employee
    benefit plans                              80        80      1,309          -
  Accrual for Executive Stock
    Compensation Plan                           -         -       (163)         -
                                        ---------  --------    -------    -------

Balance, September 30, 1996                 5,748    $5,748    $55,404    $21,413
                                        =========  ========    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.



                                   Page - 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

   Consolidation. The consolidated financial statements include the accounts of Providence Energy Corporation and its wholly-owned subsidiaries (the Company). Revenues from natural gas sales and distribution businesses are reflected in the accompanying consolidated statements of income to arrive at operating income. Revenues and expenses of nonutility operations include sales and rentals of appliances as well as real estate rentals and are presented after operating income in the accompanying consolidated statements of income. All significant intercompany transactions have been eliminated in consolidation.

   Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Regulation.  The Providence Gas Company (ProvGas) is subject to regulation by
the Rhode Island Public Utilities Commission (RIPUC).   The accounting policies
of ProvGas conform to GAAP as applied in the case of regulated public utilities and are in accordance with the regulators' accounting requirements and rate-making practices. North Attleboro Gas Company (North Attleboro) is subject to regulation by the Massachusetts Department of Public Utilities (MDPU).

   Operating Revenues. Operating revenues are generated principally from natural gas activities. The gas companies record accrued utility revenues based on estimates of gas volumes consumed and not billed at the end of an accounting period in order to match revenues with related costs.

   Lease Accounting. The Company leases water heaters and other appliances to customers under finance leases. The Company recognizes the profits associated with these leases when the sale is made, after providing reserves for unearned income, doubtful accounts and warranty repairs.

   Gas Plant. Gas plant is stated at the original cost of construction. In accordance with the uniform system of accounts prescribed by the RIPUC, the difference between the original cost of gas plant acquired and the cost to ProvGas is recorded as a Utility Plant Acquisition Adjustment and is being amortized over periods ranging from 1 to 24 years.

   Depreciation. Depreciation is provided on the straight-line basis at rates designed to amortize the cost of depreciable plant over its estimated useful life. The composite depreciation rate expressed as a percentage of the average depreciable gas plant in service was approximately 3.85 percent for 1996 and
3.75 percent for 1995 and 1994.

   The Company retires property units by charging original cost, cost of removal, including environmental investigation and remediation costs, and salvage value to accumulated depreciation.

   Gas Charge Clause. In May 1996, the RIPUC approved a Rate Design Settlement Agreement. The Agreement included changes to ProvGas' gas cost recovery mechanism. Specifically, the

                                   Page - 31

Agreement replaced the previous Cost of Gas Adjustment Clause (CGA) with Gas Charge Clauses (GCC) effective June 2, 1996. In addition to the commodity and related pipeline transportation costs historically included in the CGA, the GCC provides for the recovery of: (1) inventory financing costs; (2) working capital associated with gas supply purchases; (3) bad debt expenses associated with the gas revenue portion of customer bills; and (4) a substantial portion of liquefied natural gas operating and maintenance expenses, all of which were previously recovered in base rates. Similar to the former CGA, the GCC provides for reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts billed as compared to costs incurred is deferred and either refunded to, or recovered from, customers over a subsequent period.

Allowance for Funds Used During Construction. The Company capitalizes interest and an allowance for equity funds in accordance with established policies of the RIPUC and MDPU. The rates used are based on the actual cost of debt and the allowed equity return. Interest capitalized is shown as a reduction of interest expense and the equity allowance is included in other, net.

Deferred Charges and Other Assets. The Company defers and amortizes certain costs in a manner consistent with authorized or probable rate making treatment.

Deferred financing costs are amortized over the life of the security while the remaining deferred charges and other assets are amortized over a recovery period specified by the respective commissions.

Deferred Charges include the following:

(thousands of dollars)                    1996      1995
--------------------------------------  --------  --------

Cost of fuel assistance program          $ 1,271   $ 1,836
Restructuring program (note 9)                 -     1,600
Pension costs                              6,920     6,361
Deferred costs related to
  phase-in plan                              449       601
Unamortized debt expense                   2,109     2,217
Postretirement benefits                    1,041     1,041
Pipeline interconnection costs               309       625
Deferred rate case expense (note 10)         246       853
Other deferred charges                     2,441     2,022
                                         -------   -------
   Total                                 $14,786   $17,156
                                         =======   =======
Temporary Cash Investments. Temporary cash investments are short term, highly liquid investments with a maturity to the Company of not more than 90 days.

   Reclassifications. Certain prior year amounts have been reclassified for consistent presentation with the current year.

2. FEDERAL INCOME TAXES

The Company records income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires deferred taxes to be provided for all temporary differences.

                                   Page - 32

The following is a summary of the provision for Federal income taxes for the three years in the period ended September 30:

(thousands of dollars)               1996    1995    1994
----------------------------------  ------  ------  -------
Current                             $2,989  $1,300  $3,211
Deferred                             1,943   2,142   1,235
                                    ------  ------  ------
Total Federal income tax
 provision                          $4,932  $3,442  $4,446
                                    ======  ======  ======

Income tax is charged (credited)
to the following:

Charged to operating
 expenses                           $4,683  $3,104  $4,460
Included in other, net                 249     338     (14)
                                    ------  ------  ------
Total Federal income tax
 provision                          $4,932  $3,442  $4,446
                                    ======  ======  ======

The effective Federal income tax rates and the reasons for their differences from the statutory Federal income tax rates are as follows:


                                   1996   1995   1994
                                   -----  -----  -----
Statutory Federal income tax
 rates                             34.0%  34.0%  34.0%
Reversing temporary differences      .5    (.1)   (.4)
Charitable contribution             (.4)     -      -
Amortization of investment
  tax credits                       (.4)   (.6)   (.4)
Other                                .1     .3     .4
                                   ----   ----   ----
Effective Federal income tax
 rate                              33.8%  33.6%  33.6%
                                   ====   ====   ====

The Company's deferred tax assets and liabilities for each of the two years in the period ended September 30 are the result of the following temporary differences:


(thousands of dollars)                            1996       1995
----------------------------------------------  ---------  --------
Long-term deferred taxes
------------------------
Tax assets
  Unamortized ITC.............................  $    883  $    934
  Other.......................................       361       420
Tax liabilities
  Property related............................   (20,328)  (17,992)
  Pension costs...............................      (519)     (614)
  Deferred charges............................    (1,110)   (1,482)
                                                --------  --------
 Net deferred tax liability included in
  accompanying consolidated balance sheet.....  $(20,713) $(18,734)
                                                ========  ========


                                   Page - 33


Prepaid Taxes
-------------
Tax assets
  Accounts receivable reserves................    $1,284    $  814
  Property tax reserves.......................      (384)    1,108
  Alternative minimum tax.....................       876         -
  Other.......................................     1,020     1,194
Tax liabilities
  Employee severance..........................        56      (541)
  Other.......................................       (40)     (121)
                                                  ------    ------
Net prepaid taxes.............................     2,812     2,454
Prepaid gross earnings tax and other..........     1,264     3,479
                                                  ------    ------
Net prepaid and refundable taxes included in
  accompanying consolidated balance sheet.....    $4,076    $5,933
                                                  ======    ======

Investment tax credits are amortized through credits to other, net over the estimated lives of related property.

3.  LEASE RECEIVABLES

The Company presently finances the installation of water heaters and other appliances for its customers under one to three year finance agreements. Previously, the Company leased water heaters and appliances to customers under 10-year sales-type leases.

Future minimum lease payments to be received are:
(thousands of dollars)
-------------------------------------------------

        1997                    $  544
        1998                       544
        1999                       544
        2000                       360
        2001                       362
                                ------
                                 2,354
Amount representing interest       388
                                ------
Amount representing principal   $1,966
                                ======

4.  CAPITALIZATION

A.  Long-term Debt

In December 1995, ProvGas issued $15 million of First Mortgage Bonds. These First Mortgage Bonds are designated as Series R (7.5 percent) and will mature in December 2025. The net proceeds provided by this indebtness were used to pay down ProvGas' short-term debt.

The Company's ability to pay dividends is largely dependent on receipt of dividends from its principal subsidiary, ProvGas. Approximately $18 million of ProvGas' retained earnings were available for dividends under the most restrictive terms of ProvGas' First Mortgage Bond indenture.

ProvGas' First Mortgage Bonds are secured by a lien on substantially all of the tangible and real property.

                                   Page - 34

As of September 30, 1996, the annual sinking fund requirements and maturities of long-term debt for the next five fiscal years are $1,600,000 in 1997, $2,509,000 in 1998, $2,509,000 in 1999, $2,509,000 in 2000, and $2,509,000 in 2001.

B. Redeemable Preferred Stock

ProvGas' preferred stock, which consists of 80,000 shares of $100 par value, has an 8.7 percent cumulative annual dividend rate payable on a quarterly basis, and has no voting power or privileges. The stock is subject to a cumulative annual sinking fund requirement of 16,000 shares per year at par ($1,600,000) plus accrued or unpaid dividends commencing in February 1997.

5.  NOTES PAYABLE

The Company meets seasonal cash requirements and finances its construction program on an interim basis through short-term bank borrowings. As of September 30, 1996, the Company had lines of credit totaling $61,500,000 with borrowings outstanding of $23,270,000. The Company pays a fee for its lines of credit rather than maintaining compensating balances. The weighted average interest rate for borrowings outstanding at the end of the years was 5.65 percent in 1996, 6.15 percent in 1995 and 5.29 percent in 1994.

6.  EMPLOYEE BENEFITS

A.  Retirement Plans

The Company has two pension plans providing retirement benefits for substantially all of its employees. The benefits under the plans are based on years of service and the employee's final average compensation. It is the Company's policy to fund at least the minimum required contribution.

In 1996, the Company changed its plans as a result of negotiated union contracts. The plans are to be formally amended by the Board of Directors in 1997. The changes resulted in additional service time being recognized, a change in the benefit formula and an increase in the period of supplemental payments. The net effect of these changes was an increase in the projected benefit obligation and unrecognized prior service cost of approximately $2,153,000.

The following table sets forth the funding status of the pension plans and amounts recognized in the Company's consolidated balance sheets at September 30, 1996 and 1995:

(thousands of dollars)                                        1996        1995
------------------------------------------------------------  --------------------
Accumulated benefit obligation, including
 vested benefit obligation of $(36,463)
 as of September 30, 1996 and $(37,034)
 as of September 30, 1995                                     $(42,578)  $(38,519)
                                                              ========   ========
Projected benefit obligation for service
 rendered to date                                             $(57,209)  $(50,708)
Plan assets at fair value (primarily listed
 stocks, corporate bonds and U.S. bonds)                        63,019     58,058
                                                              --------   --------
Excess of plan assets over projected benefit
 obligation                                                      5,810      7,350
Unrecognized (gain)/loss                                       (13,139)   (12,584)

                                  Page - 35

Unrecognized prior service cost                                  3,126      1,193

Unrecognized net transition asset
 being recognized over 15 years from
 October 1, 1985                                                  (545)      (681)
                                                               -------   --------
Net accrued pension cost included in other
 deferred credits and accounts payable
 at September 30, 1996 and 1995                                $(4,748)   $(4,722)
                                                               =======    =======

Net pension cost for fiscal years 1996, 1995 and 1994 included the following components:

(thousands of dollars)                                        1996       1995       1994
-----------------------------------------------------------   --------------------------
Service cost                                                 $ 1,709   $  1,541   $  1,589
Interest cost on benefit obligations                           4,262      3,872      3,814
Actual return on plan assets                                  (7,481)   (10,300)       995
Net amortization and deferral                                  2,091      5,713     (6,229)
                                                             -------   --------   --------
Net periodic pension cost                                        581        826        169
Adjustments due to regulatory
 action                                                         (442)      (424)      (131)
                                                             -------   --------   --------
Net periodic pension cost recognized                         $   139   $    402   $     38
                                                             =======   ========   ========

The discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 8 percent and 6 percent, respectively. The expected long-term rate of return on assets was 9 percent.

ProvGas recovers pension costs in rates when such costs are funded. Therefore, the amount by which funding differs from pension expense, determined in accordance with GAAP, is deferred and recorded as a regulatory asset or liability.

B. Postretirement Benefits Other Than Pensions

ProvGas currently offers retirees who have attained age 55 and worked five years for ProvGas healthcare and life insurance benefits during retirement (the Plan). These benefits are similar to the benefits offered to active employees.
Although retirees are not required to make contributions to the Plan currently, future contributions may be required if the cost of the Plan exceeds certain limits.

Since 1993, postretirement benefit costs for active employees are recorded by ProvGas on an accrual basis, ratably over their service periods. Benefits of $10,526,000 earned prior to 1993 have been deferred as an unrecognized transition obligation, which ProvGas will amortize over a 20 year period.

ProvGas funds its postretirement benefit obligation to a Voluntary Employee Benefit Association (VEBA) Trust. Total obligations of $1,454,000 in 1996, $1,561,000 in 1995, and $1,566,000 in 1994 were contributed to the VEBA Trust.

ProvGas recovers its postretirement benefit obligations in rates to the extent allowed by the RIPUC. The RIPUC generally allows such costs to be recovered if amounts are funded into tax

                                   Page - 36
favored investment funds, such as the VEBA Trust. Accordingly, ProvGas fully recovered its 1996, 1995 and 1994 postretirement obligations because such amounts were funded into the VEBA Trust. Of the total postretirement benefit obligations, $1,454,000, $1,231,000 and $855,000 were included in rates during 1996, 1995 and 1994, respectively. In September 1996, the Commission approved a ratable recovery of the cumulative unrecovered difference of $1,041,000 during 1997, 1998, and 1999.

The Plan's costs and accumulated postretirement benefit obligation for 1996, 1995 and 1994 are calculated by ProvGas' actuaries using assumptions and estimates which include:

                                                      1996     1995   1994
---------------------------------------------------- ---------------------
Healthcare cost annual growth rate..................  11.4%    12.6%  12.6%
Healthcare cost annual growth rate - long-term......   6.0      6.0    6.0
Expected long-term rate of return (union)...........   8.5      8.5    8.5
Expected long-term rate of return (non-union).......   5.5      5.5    5.5
Discount rate.......................................   8.0      8.0    8.0

The healthcare cost annual growth rate significantly impacts the estimated Plan obligation and annual expense. For example, in 1996, a one percent change in the above rates would change the obligation by $833,000 and would change the annual expense by $90,000.

The obligations and assets of the Plan at September 30, 1996 and 1995 are as follows:

(in thousands)                            1996       1995
--------------------------------------  ---------------------

Accumulated post-retirement
  benefit obligation:

  Current retirees                      $ (6,975)  $ (7,426)

  Active employees-eligible for
    benefits                                (889)      (845)

  Active employees                        (3,876)    (3,694)
                                        --------   --------

  Total post-retirement benefit
   obligation                            (11,740)   (11,965)

  Plan assets at fair value                3,106      2,080
                                        --------   --------

  Unfunded post-retirement benefit
   obligation                             (8,634)    (9,885)

  Unrecognized transition obligation       8,947      9,474

  Unrecognized net (gain) or loss           (313)       402
                                        --------   --------

  Accrued post-retirement
   benefit obligation included
   in the accompanying consolidated
   balance sheet                        $   (-)    $     (9)
                                        ========   ========

                                   Page - 37

ProvGas' actuarial determined Plan costs for 1996, 1995 and 1994 include the following:

(in thousands)                        1996     1995     1994
-----------------------------------  -------  -------  -------

Service cost                         $  222   $  230   $  238
Interest cost                           896      909      835
Actual return on plan assets            (98)     (28)     (37)
Amortization and deferral               434      450      530
                                     ------   ------   ------
Total annual plan costs              $1,454   $1,561   $1,566
                                     ======   ======   ======

C.  Supplemental Retirement Plans

ProvGas provides certain supplemental retirement plans for key employees. The projected benefit obligation is approximately $1,098,000 which is being accrued over the service period of these key employees. The supplemental retirement plans are unfunded. ProvGas accrued and expensed $310,000, $150,000 and $44,000 related to these benefits in 1996, 1995, and 1994, respectively.

D.  Performance and Equity Incentive Plan

The Providence Energy Corporation Performance and Equity Incentive Plan (the
Plan) provides that up to 225,000 shares of common stock may be granted to key employees, including employees of ProvGas, at no cost to the employees. Key employees who received common shares are entitled to receive dividends, but full beneficial ownership vests on the fifth anniversary of the date of the grant provided the participant is still employed by the Company. Vesting may be accelerated under certain circumstances. The Plan also provides for cash compensation to key employees.

The executive compensation incentive awards totaled approximately $381,000 for 1996, $248,000 for 1995, and $240,000 for 1994. Amounts paid in cash are
charged to expense when earned.   However, amounts paid in restricted stock are
deferred and amortized to expense over the five-year vesting period.

Of the $240,000 1994 award, $153,000 was paid in cash during fiscal 1995. Of the $248,000 1995 award, $167,000 was paid in cash during fiscal 1996. Of the $381,000 1996 award, $269,000 will be paid in cash during 1997. Grant shares totaling 4,491, 5,371 and 4,902 were purchased by the Company and reissued to key employees during 1996, 1995 and 1994, respectively.

E.  Restricted Stock Incentive Plan

During 1996, the Company adopted a Restricted Stock Incentive Plan. The Restricted Stock Incentive Plan provides that up to 60,000 shares of common stock may be granted to employees of the Company with at least three months of service, who are not officers or covered by a collective bargaining agreement, at no cost to the employee. All participants are entitled to receive dividends, however, full beneficial ownership vests on the third anniversary of the date of the grant provided that the participant is still employed by the Company. Vesting may be accelerated under certain circumstances.

Awards under the Restricted Incentive Stock Plan totaled approximately $146,000 in 1996 consisting of 7,954 shares. All amounts awarded under the Restricted Stock Incentive Plan are deferred and amortized to expense over a three-year period.


                                   Page - 38

7. COMMITMENTS AND CONTINGENCIES

A. Legal Proceedings

The Company is involved in legal and administrative proceedings in the normal course of business, including certain proceedings involving material amounts in which claims have been or may be made. However, management believes, after review of insurance coverage and consultation with legal counsel, that the ultimate resolution of the legal proceedings to which it is or can at the present time be reasonably expected to be a party, will not have a materially adverse effect on the Company's results of operations or financial condition.


B. Capital Leases

ProvGas has a capital lease with Algonquin Gas Transmission Company (Algonquin) for storage space in a liquefied natural gas (LNG) tank. The capital lease arrangement also provides that Algonquin lease from ProvGas, for a corresponding term at an annual amount of $150,000, the land on which the tank is situated. ProvGas also leases certain information systems equipment under capital leases.

Property under Capital Leases:
-----------------------------

(thousands of dollars)                         1996          1995
-------------------------------------------  --------  -----------------
 Gas plant                                   $ 6,116       $ 6,116
 Information Systems                           1,551         1,551
 Accumulated depreciation                     (6,072)       (5,659)
                                             -------       -------
                                             $ 1,595       $ 2,008
                                             =======       =======

Commitments for Capital Leases are:
----------------------------------
                                      LNG     Computer
(thousands of dollars)              Storage   Equipment     Total
------------------------------   --------------------------------------
1997                               $  136    $   404      $   540
1998                                  136        373          509
1999                                  136        373          509
2000                                  136        186          322
2001                                  135          -          135
                                   ------    -------      -------
                                   $  679    $ 1,336        2,015
                                   ======    =======
Amounts representing interest                                 337
                                                          -------
Amounts representing principal                            $ 1,678
                                                           ======

C.  Operating Leases

The Company also leases facilities and equipment under operating leases with a total future obligation of approximately $483,000 as of September 30, 1996.


D.  Gas Supply Restructuring

Federal Energy Regulatory Commission (FERC) Order 636 and other related orders (the Orders) have

                                   Page - 39
significantly changed the structure and types of services offered by pipeline transportation companies. The most significant components of the restructuring occurred in November 1993. In response to these changes, the Company has negotiated new pipeline transportation and gas storage contracts.

At the same time, a number of contracts with gas suppliers have been negotiated to complement the transportation and storage contracts. The portfolio of supply contracts is designed to be market responsive and is diversified with respect to contract lengths, source location and other contract terms. On a periodic basis, the Company reviews all of its contracts to ensure a diverse, secure, flexible and economical supply portfolio is maintained.

To meet the requirements of the Order, the pipelines have incurred significant costs, collectively known as transition costs. The majority of these costs will be reimbursed by the pipeline's customers including the Company. Based upon current information, the Company anticipates its transition costs to net between $21 million and $22 million of which $15.8 million has been included in the GCC and is currently being collected from customers. The remaining minimum obligation of $5.2 million has been recorded in the accompanying consolidated balance sheets along with a regulatory asset anticipating future recovery through the GCC. To the extent that refunds are received based on FERC settlements, these refunds are returned to the customers through the GCC.

The Company's ultimate liability may differ from the above estimates based on FERC settlements with the Company's pipeline transportation suppliers. FERC has approved settlements with three of the Company's transportation pipelines, which account for the bulk of the Company's transition costs. Negotiations are continuing on one additional pipeline and, based on the information available, the Company believes that its current range for transition costs is reasonable.

E.  Environmental Matters

Federal, state and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and in scope within recent years. The Company cannot predict the future impact of such standards and requirements which are subject to change and can take effect retroactively. The Company continues to monitor the status of these laws and regulations. Such monitoring involves the review of past activities and current operations, and may include expending funds to investigate or clean up certain sites. To the best of its knowledge, subject to the following paragraphs, the Company believes it is in substantial compliance with such laws and regulations.

At September 30, 1996, the Company was aware of four sites at which future costs may be incurred.

The Company has been designated as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act of 1980 at two sites in Plympton, Massachusetts on which waste material is alleged to have been deposited by disposal contractors employed in the past either directly or indirectly by the Company and other PRP's. With respect to one of the Plympton sites, the Company has joined with other PRP's in entering into an Administrative Consent Order with the Massachusetts Department of Environmental Protection. The costs to be borne by the Company, in connection with both Plympton sites, are not anticipated to be material to the financial condition of the Company.

During 1995, the Company voluntarily began a study at its primary gas distribution facility

                                   Page - 40
located in Providence, Rhode Island. This site formerly contained a manufactured gas plant operated by the Company. As of September 30, 1996, approximately $1.5 million has been spent primarily on studies at this site. In accordance with state laws, such a voluntary study is monitored by the Rhode Island Department of Environmental Management (DEM). The purpose of this study was to determine the extent of environmental contamination at the site. The Company has completed the study which indicates that remediation will be required. The Company has several remediation options for the site and is currently negotiating with DEM and contractors to arrive at the best alternative. At September 30, 1996, the Company has compiled a preliminary range of costs based on remediation alternatives, ranging from $1.3 million to in excess of $5.0 million. Based on the proposals for remediation work, the Company has accrued $1.3 million at September 30, 1996, for anticipated future remediation costs at this site. Also, the Company has negotiated an agreement, which is subject to Federal regulatory approval, with a third party which provides for reimbursement of up to $2.5 million of certain remediation costs to be incurred at this site.

Tests conducted following the recent discovery of an abandoned underground oil storage tank at the Company's Westerly, Rhode Island operations center confirm the existence of contaminants at this site. The Company is currently conducting tests at this site, the costs of which are being shared equally with the prior owner, to determine the nature and extent of the contamination. Due to the fact that the testing is in its early stages, management cannot conclude as to whether any remediation will be required at this site.

In prior rate cases filed, the Company requested that environmental investigation and remediation costs be recovered by inclusion in its depreciation factors consistent with the rate recovery treatment for all types of cost of removal. Accordingly, environmental investigation costs of approximately $1.8 million and an estimated $1.3 million for environmental remediation costs have been charged to the accumulated depreciation reserve at September 30, 1996. Of the environmental investigation costs incurred, approximately $1.0 million and $600,000 were recorded in the years ended September 30, 1996 and 1995, respectively, while the remainder were incurred in prior years. Management believes that this rate recovery mechanism is appropriate for recovery of future costs. Additionally, it is the Company's practice to consult with the RIPUC on a periodic basis when, in management's opinion, significant amounts might be expended for environmental related costs. Should future developments warrant additional rate recovery mechanisms, management intends to seek such recovery.

Management has begun discussions with other parties who may assist the Company in paying future costs at the above sites. Management believes that its program for managing environmental issues combined with rate recovery and financial contributions from others, will likely avoid any material adverse effect on its results of operations or its financial condition as a result of the ultimate resolution of the above sites.

F.  Fuel Assistance Program

The Company participates in the State of Rhode Island's Fuel Assistance Program, the Percentage of Income Payment Plan. As a result, ProvGas has agreed to accept partial payment on certain customer accounts from various state agencies. As of September 30, 1996, approximately $800,000 was due from the State of Rhode Island related to gas consumed by customers over the last two years.


                                   Page - 41

8.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value disclosures for the following financial instruments:

Cash, Cash Equivalents and Short-term Debt
------------------------------------------

The carrying amount approximates fair value due to the short-term maturity of these instruments.

Long-term Debt and Preferred Stock
----------------------------------

The fair value of long-term debt and preferred stock is estimated based on currently quoted market prices for similar types of issues.

The carrying amounts and estimated fair values of the Company's financial instruments at September 30 are as follows:

                                     1996              1995
                             -----------------  -----------------
                             Carrying   Fair    Carrying   Fair
(in thousands)                Amount    Value    Amount    Value
---------------------------  --------  -------  --------  -------

Cash and cash equivalents     $ 1,424  $ 1,424   $ 1,278  $ 1,278
Short-term debt*               23,270   23,270     7,337    7,337
Long-term debt*                74,478   77,924    76,432   81,816
Preferred stock                 8,000    8,395     8,000    8,800

* 1995 balances adjusted for the issuance of $15,000,000 in First Mortgage Bonds Series R subsequent to year-end.

The difference between the carrying amount and the fair value of the Company's preferred stock and long-term debt, if they were settled at amounts reflected above, would likely be recovered in the Company's rates over a prescribed amortization period. Accordingly, any settlement should not result in a material impact on the Company's financial position or results of operations.

9. RESTRUCTURING

In June 1994, the Company, following a six-month study of its major processes, realigned its personnel to meet the existing and future challenges associated with an increasingly competitive energy marketplace. The intent of the restructuring was to significantly improve the Company's customer services, lower operating costs and increase operating efficiencies.

Approximately 30 people were separated from the Company, while approximately 18 new employees have been hired to fill newly defined positions. The employees bring skill, expertise and experience to the Company not previously available within its work force.

The direct cost of this realignment was approximately $1 million, net of tax consisting primarily of severance pay and related benefits for personnel who were separated during 1994. Substantially all costs were paid as of September 30, 1995. The Company had discussed the reorganization with the RIPUC and based on prior RIPUC allowance of similar costs, the Company deferred these costs in 1995 in anticipation of recovery in its most recent rate case. (See Footnote 10.)
                                   Page - 42

10. RATE CHANGES

A.ProvGas Rate Increase

In February 1995, ProvGas filed for rate relief requesting an approximate 8 percent general rate increase. The major issues contributing to the rate request were an increase in depreciation due to capital spending, an increase in working capital needs, and an increase in capital expenditures.

On November 17, 1995, the RIPUC issued its decision on the rate request made by ProvGas in February 1995. In its decision, the RIPUC authorized ProvGas to increase its rates to recover additional annual revenues in the amount of $3,990,000. Subsequent to the issuance of the rate decision, the RIPUC approved ProvGas' motion to reconsider a revenue adjustment of $171,572. That approval
increases the overall rate increase to $4,161,572.   Additionally, as a result
of the rate decision, ProvGas recorded several adjustments in its 1996 financial statements. Specifically:

  a) ProvGas began calculating property tax expense for rate purposes based on the current year's expense plus an estimate of one year's increase in expense. Previously, ProvGas was required to estimate two year's increase in expense. As a result, ProvGas reduced its regulatory liability for one year's property tax expense resulting in a one time gain of approximately $4,100,000 before tax.

  b) ProvGas wrote-off the $1,600,000, before tax, of restructuring costs previously deferred. (See Footnote 9.) The RIPUC had previously allowed ProvGas recovery of similar costs, but determined that the costs of the 1994 reorganization should not be recovered in rates.

  c) ProvGas wrote-off approximately $440,000, before tax, of previously deferred rate case expenses. (See Footnote 1.)

  d) ProvGas wrote-off approximately $470,000, before tax, of construction expenditures previously capitalized. These costs were capitalized in accordance with GAAP and were based on FERC guidance on accounting for such costs. The RIPUC agreed that such costs could be capitalized beginning in 1996, but did not allow recovery of the previously capitalized costs.

The net effect of the above adjustments did not result in a material gain or loss.

B. North Attleboro Gas Rate Increase

In October 1991, the MDPU released its settlement order in regards to a rate request which included a qualified phase-in plan. Due to the magnitude of the rate request, the MDPU ordered North Attleboro Gas Company to phase-in a 32 percent increase over five years as follows:

                                           Estimated
                              Estimated    Percentage
                              Additional  Increase in
                                Annual     Rate Base
Date Effective                 Revenues     Revenues
----------------------------  ----------  ------------

          November 1, 1991      $188,096         8.13%
          November 1, 1992       203,042         8.12
          November 1, 1993       200,967         7.43


                                   Page - 43

          November 1, 1994       141,137         4.86
          November 1, 1995        94,445         3.10

The rate settlement further required North Attleboro to classify $545,000 of gas plant as plant held for future use for rate case purposes. This plant will be included in future rates if North Attleboro meets certain growth requirements by the year 2000. North Attleboro capitalized AFUDC and other costs of approximately $61,000 in 1996, $136,000 in 1995 and $198,000 in 1994 related primarily to the gas plant not yet phased into North Attleboro's rates under the plan. North Attleboro amortized $212,000 in 1996, $185,000 in 1995 and $114,000 in 1994 of amounts previously deferred.


11.  STOCK RIGHTS AND OPTIONS

  Currently, one common stock purchase Right is attached to each outstanding share of common stock. Each Right entitles the holder to purchase one share of common stock at a price of $110 per share, subject to adjustment. In the event that certain transactions as defined in the Rights Agreement occur, each Right will become exercisable for that number of shares of common stock of the acquiring company (or of the Company in certain circumstances) which at the time of the transaction has a market value of two times the exercise price. These Rights expire on August 17, 1998 and may be redeemed by a two-thirds vote of the Directors at a redemption price of $.01 per Right. Due to the anti-dilutive characteristics of these Rights, there is no assumed impact on earnings per share.

  The Company offers two stock option plans for officers, directors and key employees covering 250,000 shares of the Company's common stock. Options under the plans are granted at 100 percent of fair market value at the date of grant. The options expire ten years from the date of grant and in the case of options granted to the directors, the options become exercisable after the first anniversary of the date of such grant.

  Under the stock option plans, stock appreciation rights may be granted in conjunction with all or part of any stock option grants to employees. Such rights offer optionees the alternative of electing not to exercise the related stock option, but to receive instead an amount in cash, stock or a combination of cash and stock equivalents for the difference between the option price and the fair market value of the share.

  Stock option data are summarized as follows for the years ended September 30, 1996, 1995, and 1994:

                                 Number of Shares
-------------------------------------------------

Outstanding, September 30, 1993           57,439

Granted at $19.000 per share               7,117
Exercised                                      -
Terminated                                (8,048)
Surrendered                                    -
                                          ------
Outstanding, September 30, 1994           56,508

Granted at $15.625 per share               8,042
Exercised                                      -
Terminated                                (9,761)


                                   Page - 44

Surrendered                                   -
                                          -----
Outstanding, September 30, 1995          54,789
Granted at $17.000 per share              7,449
Exercised                                     -
Terminated                                    -
Surrendered                                   -
                                         ------
Outstanding, September 30, 1996          62,238
                                         ======


12.  NONUTILITY PROPERTY

During 1996, the Company sold land which was previously being rented to a third party for use as a parking lot. The land was sold for $725,000 generating a gain, net of taxes, of $522,000.

Additionally, in accordance with Statement of Financial Accounting Standards
(SFAS) No. 5, "Accounting for Contingencies", the Company performed an economic analysis of the value of its significant nonutility real estate. Based on the results of that analysis, the Company wrote down the carrying value of its nonutility real estate by $471,000 net of taxes, due to a decline in real estate prices.

13.  HEDGING

On October 8, 1996, the RIPUC approved a one-year Pilot Hedging Program Settlement Agreement between the Company and the Rhode Island Division of Public Utilities and Carriers. The Agreement allows the Company to use options, including calls, puts and collars, in order to mitigate the impact of escalations in natural gas prices. The total expenditures for the purchase and exercise of Financial Risk Management (FRM) tools and the net proceeds from the sale of FRM tools will be flowed through the Variable Gas Cost component of the GCC and cannot exceed $800,000.

The Company had not entered into any hedging transactions as of September 30, 1996 and, depending on market conditions, would anticipate utilizing FRM tools in the first quarter of fiscal 1997.

14.  ACQUISITION ACTIVITY

The Company is seeking investment opportunities in nonregulated energy ventures.

During 1996, the Company established a relationship with Encon Systems, Inc. (Encon), a full-service energy-management company that develops and implements energy-efficient systems for commercial, industrial and institutional customers, as well as residential customers. The Company has established a $350,000 line of credit as a working capital supply primarily for Encon's PFS (a division of PepsiCo) contract. In connection with the line of credit, the Company received a warrant to acquire stock representing 45 percent of the outstanding stock of Encon, which is exercisable until early 1997, but subject to extension under certain circumstances. The companies are also working on joint marketing opportunities.

Currently, no material acquisitions are pending.

                                   Page - 45

15.  NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", effective for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets and requires that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings. SFAS No. 121 will be effective for the Company in fiscal 1997. At that time, the Company will perform a full analysis of its long-lived assets. Based on the current regulatory environment, management does not believe the adoption of SFAS No. 121 will have a material impact on the Company's financial position or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. SFAS No. 123 allows an alternative accounting for stock-based employee compensation agreements and requires that financial statements include certain disclosures related to stock-based employee compensation agreements. The Company does not plan to adopt the alternative accounting under this pronouncement but will update its disclosures with respect to its stock plans, as required.

16.  UNAUDITED QUARTERLY FINANCIAL INFORMATION

  The following is unaudited quarterly financial information for the two years ended September 30, 1996 and 1995. Quarterly variations between periods are caused primarily by the seasonal nature of gas sales and the availability of gas.

(thousands, except
per share amounts)
                                      Quarter Ended
                           Dec. 31  Mar. 31  June 30   Sept. 30
                           ------------------------------------
Fiscal 1996
---------------------------------------------------------------
Operating revenues         $58,406  $81,107  $43,273    $32,366
Operating income (loss)      6,566    9,779      906     (1,065)
Net income (loss)            5,123    7,788     (909)    (3,032)
Net income (loss)
  per share*                   .90     1.37     (.16)      (.54)

Fiscal 1995
----------------------------------------------------------------
Operating revenues         $49,302  $66,162  $38,157    $30,371
Operating income (loss)      5,022    7,834      892       (411)
Net income (loss)            3,307    5,848     (844)    (2,184)
Net income (loss)
  per share*                   .59     1.04     (.15)      (.39)

* Calculated on the basis of weighted average shares outstanding during the quarter.


                                   Page - 46