Form 10-K, Exhibit 13
period 1997-09-30
PROVIDENCE ENERGY CORP
filed 1997-12-30
CIK 319651

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Providence Energy Corporation (the Company) and its subsidiaries and their representatives may from time to time make written or oral statements, including statements contained in the Company's filings with the Securities and Exchange Commission (SEC) and in its reports to shareholders, including this annual report to shareholders, which constitute "forward-looking" statements as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases.

   All statements other than statements of historical facts included in this annual report regarding the Company's financial position and strategic initiatives and addressing industry developments are forward-looking statements. Where, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The following are factors which could cause actual results to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; changes in, or the failure to comply with, government regulations; competition in the energy services sector; regional weather conditions; the availability and cost of natural gas; development and operating costs; the success and costs of advertising and promotional efforts; the availability and terms of capital; the business abilities and judgment of personnel; the ability of the Company to modify or redesign its computer systems to work properly in the year 2000; unanticipated environmental liabilities; ability of the Company to form alliances and establish joint ventures outside of the traditional utility business and the success of any alliances or joint ventures; the costs and effects of unanticipated legal proceedings; the impacts of unusual items resulting from ongoing evaluations of business strategies and asset valuations; and changes in business strategy.

SUMMARY

    The Company's current operating revenues and operating margin have increased, while net income has decreased over the comparable periods presented, as shown in the table below:

                                     (000's)
                                                    Percent
                        1997       1996    Change    Change
                      ---------  --------  -------  --------

Operating Revenues    $220,420   $215,152   5,268       2.4

Operating Margin        96,044     94,906   1,138       1.2

Net Income               7,831      8,970  (1,139)    (12.7)


RESULTS OF OPERATIONS - 1997 VS 1996

Operating Revenues and Operating Margin

    During the current year, the Company experienced normal weather as opposed to colder-than-normal weather in 1996, which resulted in 1997 temperatures that were 5.2 percent warmer than 1996. The decrease in heating load due to the warmer temperatures resulted in decreased margin of approximately $1.7 million, which was offset by increased margin of $0.7 million as a result of load growth and an increase in the customer base of 1,707 or one percent. Primarily as a result of the warmer temperatures experienced in 1997, residential sales decreased 570 million cubic feet (MMcf) or 4.0 percent. The Company's commercial and industrial firm sales decreased approximately 1,608 MMcf or 16.6 percent as a result of warmer weather and customer migrations from sales service to transportation service in connection with unbundling natural gas service in Rhode Island. In 1996, approximately 120 of the largest commercial and industrial customers were eligible for unbundled service offerings. In December 1997, an additional 3,400 medium and large commercial and industrial customers are eligible. This migration of customers to transportation does not have a material effect on margin.

    The decrease due to weather was also offset by increases in margin of $0.8 million as a result of the rate increase effective December 17, 1995, and $0.4 million as the result of an increase in revenues associated with the phase-in of post-retirement expenses related to Statement of Financial Accounting Standards
(SFAS) No. 106. The remaining increase in margin was primarily due to the Company's non-regulated joint venture, Providence-Southern, LLC (Providence-Southern) previously Providence Energy Services, Inc., (PES) which began operations in August of 1996 and improved operating efficiencies in the tracking and delivery of gas.

    Interruptible and other volumes remained consistent with last year. Operating margin from interruptible and other sales did not affect the Company's operating margin or results of operations because the Rhode Island Public Utilities Commission (RIPUC) required the Company to return any margins earned from these non-firm customers to firm customers through the Gas Charge Clause
(GCC). Beginning October 1, 1997, under the Price Stabilization Plan Agreement discussed in Note 9 to the accompanying financial statements, the Company will retain all margins earned from these non-firm sales.

    The Company's transportation volumes increased approximately 1,345 MMcf as the result of the unbundling process described above. As the unbundling process continues, the Company expects transportation revenues and volumes will continue to increase as customers migrate from sales to transportation.

Operating and Maintenance Expenses

    Overall, operating and maintenance expenses have decreased approximately $0.3 million or 0.5 percent versus last year. The Company had a $0.8 million decrease in outside services due to expenditures made in the prior year to develop new energy service offerings as well as expenses related to the Integrated Resource Plan (IRP). This decrease was offset by an increase in operating expenses of $0.7 million from Providence-Southern, the Company's non-regulated joint venture which markets natural gas and other energy services throughout New England. In addition, the Company's labor increased by $0.8 million related to cost of living and negotiated union contract increases. This increase in labor was offset by an increase in capitalized labor and administrative expenses of $0.7 million. This increase was the result of increased capital projects in 1997 as well as an increase in expenses allocated to capital projects. The Company also incurred increased post-retirement benefit expenses of $0.3 million as the result of the continued phasing of these expenses into the Company's rates in 1997. The remaining decrease of $0.6 million relates primarily to cost controls instituted by the Company.

                                     Page-2

    The Company continually reviews its operating expenses in order to keep expenses as low as possible. However, the Company's expenses will vary based on weather and other factors.

Depreciation and Amortization

    Depreciation and amortization expense increased approximately $0.9 million or 7.3 percent primarily as the result of increased capital additions, including technology related assets with shorter depreciable lives, as well as an increase in depreciation rates that became effective with the rate increase on December 17, 1995.

Taxes

    Taxes have increased approximately $0.7 million or 3.7 percent primarily as the result of increased property taxes due to capital spending as well as increased property tax rates in 1997.

Other, net

    Other, net decreased approximately $0.9 million. This decrease was the result of increased energy venture costs of approximately $0.3 million in 1997. The remainder of the decrease was primarily due to regulatory adjustments of $0.9 million in 1996 as the result of the rate decision effective December 17, 1995, offset by increases in the allowance for funds used during construction of $0.2 million as the result of increased capital spending.

Interest Expense

    Interest expense for 1997 was stable when compared to 1996. Interest expense increased approximately $0.1 million primarily as the result of an increase in interest on long-term debt due to the Series R First Mortgage Bond issuance in December 1995.

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

    In January 1997, the Company agreed to form a new limited liability company, Providence-Southern, LLC (the "Joint Venture"), together with an affiliate of Southern Company(Southern), the United States' largest producer of electricity. The Joint Venture was formed to market electricity, gas, and energy services throughout New England and will be owned 60 percent by Southern and 40 percent by the Company. The Joint Venture will focus on tailoring its services to the individual needs of the residential, commercial, and industrial customers as consumers have more choices in a competitive energy market. In addition to providing for the electricity and gas commodity needs of customers, the Joint Venture will also serve as a marketing platform for other areas of expertise of the Company and of Southern, including energy consulting and energy use analysis, and home and business energy services. As part of the Joint Venture described above, the operations of PES will be contributed to the Joint Venture. PES was incorporated in August 1996 to market natural gas and energy services.

                                     Page-3

    In November 1997, as part of the Company's strategic plan to strengthen its position in the energy industry, the Company purchased two Rhode Island-based oil distribution companies, which together service over 4,000 customers. These acquisitions continue the Company's transition to a diversified energy marketer and service provider.

    In August 1997, the Company was selected by Salve Regina University in Newport, Rhode Island to provide energy management services for the development and implementation of a comprehensive energy plan. The plan includes utilization of the latest energy management technology, installation of insulation, conversion of many campus buildings to natural gas, and a variety of other energy measures. Management estimates that this project will generate $1.5 million of revenues for the Company.

    These and other energy ventures will increasingly be separate from the distribution utility. There are strategic planning and operating costs associated with developing the new energy service offerings. These costs were approximately $0.7 million and $0.5 million, net of taxes, for 1997 and 1996, respectively.

B)  Regulatory

    In August 1997, the RIPUC approved the Price Stabilization Plan Settlement Agreement (the Plan or Energize R.I.) among The Providence Gas Company (ProvGas), the Rhode Island Division of Public Utilities and Carriers (the Division), The Energy Council of Rhode Island (TEC-RI), and the George Wiley Center. Effective October 1, 1997 through September 30, 2000, Energize R.I. provides customers with an initial price decrease of approximately four percent and a three-year price freeze. Under Energize R.I., the GCC will be suspended for the entire term. Any excess or deficiency between amounts billed and actual gas costs incurred will be retained or borne by the Company. Energize R.I. also requires the Company to make significant capital investments to improve its distribution system. Capital investments required by Energize R.I. are estimated to total approximately $26 million over its three year term. Similar to the IRP approved by the RIPUC in February 1996, which is superseded by Energize R.I., the Company is required to fund the Demand Side Management (DSM) Rebate Program and the Low-Income Weatherization Program at annual levels of $0.5 million and $0.2 million, respectively. In addition, Energize R.I. calls for the Company to fund the Low-Income Assistance Program at an annual level of $1.0 million. Energize R.I. also continues the process of unbundling by requiring ProvGas to provide unbundled service offerings to up to 10 percent per year of firm system throughput.

    As part of Energize R.I., ProvGas will amortize approximately $4 million of environmental costs previously charged to the accumulated depreciation reserve over a ten year period. All environmental costs incurred during the term of Energize R.I. will also be amortized over a 10-year period. All environmental costs incurred during the term of Energize R.I. will also be amortized over a 10-year period.

    Under Energize R.I., ProvGas may earn up to 10.9 percent annually on its average common equity of up to $81.0 million, $86.2 million, or $92.0 million in fiscal 1998, 1999, and 2000, respectively. In addition, ProvGas may not earn less than a seven percent return on common equity. In the event that ProvGas earns in excess of 10.9 percent or less than seven percent, the Company will defer revenues or costs through a deferred revenue account. Any balance in the deferred revenue account at the end of the Plan will be refunded to or recovered from customers in a manner determined by all parties and approved by the RIPUC.

    In May 1996, the RIPUC approved a Rate Design Settlement Agreement among ProvGas, the Division, TEC-RI, and a consortium of oil heat organizations. The Agreement began a process

                                     Page-4
of unbundling natural gas service in Rhode Island, enabling customers to choose their gas suppliers. The Agreement went into effect June 2, 1996. This initial step was available to approximately 120 of the largest commercial and industrial customers. In August 1997, the RIPUC approved a plan, called "Business Choice", to further expand the availability of unbundled services to an additional 3,400 medium and large commercial and industrial customers. The Company plans to commence Business Choice in December 1997.

    In 1998, North Attleboro Gas Company, a small distribution company with over 3,500 customers located in Massachusetts that is owned and operated by the Company, expects to file plans with the Massachusetts Department of Public Utilities for a comprehensive unbundling of rates in collaboration with other local distribution companies.

    As described in Note 1 to the consolidated financial statements, the Company complies with the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In the event the Company determines that it no longer meets the criteria for following SFAS No. 71, the accounting impact would be an extraordinary, non-cash charge to operations of an amount that could be material.

    Criteria that give rise to the discontinuance of SFAS NO. 71 include: (1) increasing competition that restricts the Company's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. The Company periodically reviews these criteria to ensure the continuing application of SFAS No. 71 is appropriate. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, the Company believes that its regulatory assets are probable of future recovery.

C) New Accounting Pronouncements

    In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share", effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaces the presentation of primary earnings per share with the presentation of basic earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Earnings per share calculated under SFAS No. 128 would have been unchanged for the periods presented.

    In June of 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segment of an Enterprise and Related Information". SFAS No. 130, which is effective for fiscal years beginning after December 15, 1997, requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 131, which is effective for financial statements for periods beginning after December 15, 1997, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. These statements require additional disclosure only and will not effect the financial position or results of operations of the Company.

    Effective October 1, 1997, the Company will adopt the provisions of Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". This Statement provides authoritative

                                     Page-5
guidance for recognition, measurement, display, and disclosure of environmental remediation liabilities in financial statements. The Company has recorded environmental remediation liabilities of approximately $1.7 million at September 30, 1997. SOP 96-1 is not expected to have a material impact on the Company's financial position or results of operations upon adoption.

RESULTS OF OPERATIONS - 1996 versus 1995

Operating Revenues and Operating Margin

    During 1996, the Company experienced colder-than-normal weather resulting in temperatures averaging 16.8 percent colder than 1995. The increase in heating load due to the colder temperatures represented approximately $5.7 million in increased operating margin. As a result of the colder temperatures experienced during 1996, residential sales, which provide the Company with its greatest source of sales, increased 1,714 million cubic feet (MMcf) or 13.5 percent over 1995. Also contributing to the increase was a net increase in the average annual number of customers during 1996 over 1995 of 1,689 or one percent. This increase contributed approximately $0.3 million of operating margin.

    Additionally, the RIPUC approved a rate increase effective December 17, 1995. Operating margin for 1996 increased approximately $3.2 million versus 1995 as a result of the rate increase. As a result of the RIPUC's approval in February 1996 of the IRP's performance-based ratemaking mechanism, the Company recorded an increase in operating margin of $1.5 million in 1996 as a result of gas cost savings achieved for the 12-month plan period which ended June 1996. These savings were somewhat offset by a one-time charge to operating and maintenance expenses of $0.8 million to fund a Low-Income Assistance Program as
discussed below.   The IRP Settlement Agreement was terminated in connection
with the approval of Energize R.I. in August 1997.

    Interruptible and other volumes decreased approximately 2,300 MMcf or 47 percent versus 1995 primarily as a result of a decrease in non-firm sales of 1,200 MMcf and a decrease in sales for resale of 1,300 MMcf. These decreases were offset by an increase in special contracts of 200 MMcf. The decrease in interruptible and other sales did not have an impact on the Company's operating margin or results of operations because the RIPUC required the Company to return any margins earned from these non-firm customers to firm customers through the GCC.

    In addition, the Company had an increase in operating margin of approximately $0.2 million due to an increase in revenues associated with the phase-in of expenses for SFAS No. 106.

Operating and Maintenance Expenses

    Overall operating and maintenance expenses for 1996 increased, approximately $4.7 million or 10.5 percent versus 1995. The Company had an increase of $1.1 million in its uncollectible revenue provision due to the increased operating revenues resulting from the colder-than-normal weather experienced during the year. As a result of the Company's improved earnings, performance incentive compensation expense increased approximately $0.7 million in 1996 versus 1995. Additionally, in connection with the RIPUC's approval of the IRP in February 1996, the Company had a one-time charge of $0.8 million to fund a Low-Income Assistance Program as well as $0.1 million of costs associated with the regulatory proceeding. Also, there were additional wage expenses of approximately $0.8 million related to performance, cost-of-living and negotiated union contract increases, as well as overtime pay due to the colder-than-normal weather. Finally, approximately $0.2 million of

                                     Page-6
expenses relating to the phase-in of SFAS No. 106 costs were incurred as well as expenses of approximately $0.6 million for outside services associated with the development of new energy service offerings. The remaining $0.4 million is attributable to increases in general operating costs.

Taxes

    Taxes for 1996 have increased approximately $2.8 million or 18.9 percent from 1995. The increase in taxes, mainly Federal income and state gross earnings tax, resulted from higher pre-tax income and higher operating revenues, respectively.


Interest Expense

    Overall, interest expense for 1996 was stable when compared to 1995. A decrease in weighted average short-term borrowings caused short-term interest expense to decrease approximately $0.7 million for 1996. The Company's long-term interest expense for 1996 increased approximately $0.8 million as a result of the Series R First Mortgage Bond issuance in December 1995.


LIQUIDITY AND CAPITAL RESOURCES

    During 1997, the Company experienced a substantial increase in its net cash provided by operations primarily due to a decrease in deferred gas costs as the result of the timing of the recovery of incurred gas costs through the GCC, as discussed in Note 1 of the accompanying financial statements. This increase was offset by a decrease in cash flow due to increased inventories of approximately $2.2 million. On October 1, 1997, these inventories will be transferred at book value to Duke Energy Trading and Marketing, L.L.C. (DETM) under the terms of ProvGas' new gas supply contract described in Note 7 to the accompanying consolidated financial statements.

    Capital expenditures for 1997 of $23.3 million, which includes $2.4 million of equipment financed through long-term debt and capital leases, increased by approximately $2.5 million when compared to 1996 capital expenditures of $20.8 million. This increase was primarily due to expenditures related to the technology to integrate the Company's customer-related systems which is expected to be completed in 1998. As a result of Energize R.I. discussed in Note 9 to the accompanying financial statements, the Company is committed to making significant capital improvements to its distribution system during its three-year term. These improvements will be made by expanding the distribution system into economic development areas of Rhode Island as well as accelerating the replacement of mains and services. The Company anticipates its capital expenditures over the next three years to total approximately $75 million.

    During 1997, the Company entered into notes with five-year maturities in the amount of $3.3 million in order to finance capital expenditures. The notes have interest rates ranging from 4.9 to 7.5 percent. The Company meets seasonal cash requirements and finances its capital expenditures on an interim basis through short-term borrowings. As of September 30, 1997, the Company had lines of credit totaling $66.5 million with borrowings outstanding of $23.7 million.


                                     Page-7

    The Company, like most owners of computer software, will be required to modify or replace significant portions of its software so that it will function properly in the year 2000. The Company has performed a Year 2000 impact assessment and is currently pursuing viable options, including renovation and replacement of existing systems, to ensure that its computer software applications and hardware will be Year 2000 compliant.

    In February 1997, the Company redeemed 16,000 shares of its preferred stock at the par value totaling $1.6 million in accordance with the annual sinking fund requirement.

    During the next two years, the Company intends to make a debt offering of $15 million to finance its capital expenditures and energy service offerings.

    The Company's ability to pay dividends is largely dependent upon receipt of dividends from ProvGas. Approximately $19 million of ProvGas' retained earnings were available for dividends at the end of fiscal 1997 under the most restrictive terms of ProvGas' First Mortgage Bond indenture.

    The Company offers a Dividend Reinvestment and Cash Stock Purchase Plan (the
Plan) for its current shareholders. During 1997, 43.1 percent of the Company's shareholders participated in the Plan, with $1.4 million or 22.9 percent of declared dividends reinvested in new shares rather than paid in cash.

    In August 1997, the RIPUC approved Energize R.I., which provides customers with an initial price decrease of approximately four percent and a three-year price freeze.

    In addition, Energize R.I. suspends the GCC, which results in the Company retaining or bearing any excess or deficiency between gas costs billed and gas costs incurred. Energize R.I. requires the Company to make significant capital investments to improve its distribution system. Capital investments required by Energize R.I. are expected to total $26 million during its term . Energize R.I. also requires the Company to provide funding of the Low-Income Assistance Program, the DSM Rebate Program, and Low-Income Weatherization Program at an annual level of $1 million, $0.5 million, and $0.2 million, respectively.

    Under Energize R.I., ProvGas is allowed to earn a 10.9 percent return on average common equity of up to $81.0 million, $86.2 million, and $92.0 million in fiscal 1998,1999, and 2000, respectively.

    As a result of Energize R.I., the three-year Settlement Agreement regarding the IRP approved by the RIPUC in February 1996 was terminated. The Settlement Agreement called for (1) $0.5 million annual funding associated with the DSM Rebate Program; (2) $0.2 million annual funding associated with a Low-Income Weatherization Program; and (3) a performance-based ratemaking mechanism. In 1997 and 1996, the Company was able to record its annual share of the performance-based ratemaking mechanism under this agreement which resulted in $1.5 million of operating margin in each of those years.

    The savings to fund the rate decrease and freeze under Energize R.I. were generated by ongoing cost control initiatives and a full requirements contract with DETM. Under the contract, which runs from October 1, 1997 through September 30, 2000, supplies required by the Company's firm sales customers will be purchased at a single, fixed commodity price for the entire contract period.

    In order to provide this service, DETM will take responsibility for the Company's

                                     Page-8
pipeline capacity resources, storage contracts, and LNG capacity. Under the contract, DETM will provide all gas supplies required by the Company while the Company must purchase all supplies exclusively from DETM. All non-firm gas supply will be provided at market prices.

   For additional information on current and anticipated financial, economic, and operational data, references are made to the President's Message to Our Shareholders and 1997 The Year in Review sections of this Annual Report to Shareholders.


Common Stock Information
                                                Dividend Paid
Quarter Ended                 High       Low      Per Share
--------------------------  ---------  -------  -------------
September 30, 1997          $19 11/16  $17 1/4      $.27
June 30, 1997                18 3/8     17 1/8       .27
March 31, 1997               20 1/2     16 1/2       .27
December 31, 1996            18 3/4     16 3/4       .27

September 30, 1996          $18 3/4     $16 5/8     $.27
June 30, 1996                18 3/8      16 3/8      .27
March 31, 1996               18 3/4      16 5/8      .27
December 31, 1995            17 1/4      16          .27





                                Page-9

FINANCIAL AND OPERATING STATISTICS
For the Years Ended September 30

                                          1997      1996     1995      1994      1993      1992
                                          ----      ----     ----      ----      ----      ----
Operating revenues (thousands of dollars):
  Residential                         $135,259  $128,875 $106,387  $130,888  $120,997  $104,658
  Commercial/
   industrial                           66,352    74,625   61,491    76,174    72,974    63,405
  Total firm sales                     201,611   203,500  167,878   207,062   193,971   168,063
  Interruptible and other               10,299     9,882   14,026    14,471    14,336    21,394
  Transportation                         2,755       741      804       287        54        74
  Other                                  5,755     1,029    1,284       958       954       810
                                      --------  -------- --------  --------  --------  --------
   Total operating
    revenues                          $220,420  $215,152 $183,992  $222,778  $209,315  $190,341
                                      ========  ======== ========  ========  ========  ========
Gas sold and transported (MMcf):
  Residential                           13,853    14,423   12,709    14,122    13,783    13,166
  Commercial/
  industrial                             8,086     9,694    8,772     9,360     8,926     8,363
                                      --------  -------- --------  --------  --------  --------
  Total firm sales                      21,939    24,117   21,481    23,482    22,709    21,529
  Interruptible and other                2,633     2,610    4,950     4,547     3,985     6,717
  Transportation                         2,725     1,380    1,681       656       386       869
  Company use and other                    871     1,017      919     1,182     1,187     1,264
                                      --------  -------- --------  --------  --------  --------
 Total gas sold
   and transported                      28,168    29,124   29,031    29,867    28,267    30,379
 Less:off-system sales                     280       412    1,682     2,179       501         5
                                      --------  -------- --------  --------  --------  --------
Total throughput                        27,888    28,712  27,349    27,688    27,766    30,374
                                      ========  ======== ========  ========  ========  ========
Gas purchased, produced and
  transported (MMcf):
  Pipeline natural
   gas-contract                         17,328    17,979   16,591    22,880    18,044    20,150
  Pipeline natural
   gas-spot purchases                    3,271     5,197    7,935     3,533     7,936     7,374
  Pipeline natural
   gas-transportation                    2,725     1,380    1,681       656       386       869
  Underground storage                    4,163     3,129    2,270     1,697       879       594
  Liquefied natural gas                    681     1,439      554     1,101     1,022     1,329
  Liquid propane and
   synthetic natural gas                     -         -        -         -         -        63
                                      --------  -------- --------  --------  --------  --------
   Total                                28,168    29,124   29,031    29,867    28,267    30,379
                                      ========  ======== ========  ========  ========  ========

Average annual number of gas
 distribution customers:
  Residential                          151,152   149,487  147,935   145,793   143,771   143,114
  Commercial/
  industrial                            16,656    16,645   16,509    16,337    16,264    15,889
                                      --------  -------- --------  --------  --------  --------
   Total firm                          167,808   166,132  164,444   162,130   160,035   159,003
  Interruptible and
    transportation                         175       144      143       141       123       115
                                      --------  -------- --------  --------  --------  --------
    Total                              167,983   166,276  164,587   162,271   160,158   159,118
                                      ========  ======== ========  ========  ========  ========


                                    Page-10


                                                     1997       1996       1995      1994       1993        1992
                                                     ----       ----       ----      ----       ----        ----
Total number of a gas distribution customers
  at year-end                                     166,535    164,312    163,294   159,375    159,135      157,087
                                                 ========   ========   ========  ========   ========     ========
Residential heating:
  Average consumption per customer (Mcf)              109        116        103       117        116          112
  Average revenue per customer                   $  1,043   $  1,016   $    844  $  1,068   $  1,008     $    870
  Average rate per Mcf                           $   9.55   $   8.77   $   8.19  $   9.10   $   8.68     $   7.80
  Average annual number of customers              120,826    118,724    116,826   114,461    112,497      111,176
  Maximum daily sendout (MMcf)                        188        189        202       206        185          174
  Actual calendar degree days                       5,657      5,967      5,111     5,977      5,718        5,502
  Normal calendar degree days                       5,652      5,682      5,709     5,709      5,811        5,811


1 Mcf is one thousand cubic feet; 1 MMcf is one million cubic feet.

                                    Page-11

SELECTED FINANCIAL DATA - SUMMARY OF OPERATIONS
For the Years Ended September 30
(thousands, except per share amounts)

                              1997     1996       1995       1994      1993      1992
                              ----     ----       ----       ----      ----      ----
Operating revenues         $220,420  $215,152   $183,992   $222,778  $209,315  $190,341
Cost of gas sold            124,376   120,246    100,944    135,104   126,314   111,568
                           --------  ---------  --------   --------  --------  --------
Operating margin             96,044    94,906     83,048     87,674    83,001    78,773
                           --------  --------   --------   --------  --------  --------
Other operating expenses,
  excluding taxes            61,642    61,030     54,838     55,838    52,921    52,122
Taxes, other than income     13,732    13,007     11,769     12,540    12,597    11,497
Federal income taxes          4,608     4,683      3,104      4,460     3,554     2,774
                           --------  --------   --------   --------  --------  --------
Total operating
  expenses                   79,982    78,720     69,711     72,838    69,072    66,393
                           --------  --------   --------   --------  --------  --------
Operating income             16,062    16,186     13,337     14,836    13,929    12,380
Other, net                       (2)      945        865        196        37       287
                           --------  --------   --------   --------  --------   -------
Income from continuing
  operations before
  interest expense           16,060    17,131     14,202     15,032    13,966    12,667
Interest expense              7,603     7,465      7,379      6,247     6,653     6,837
                           --------  --------    -------  ---------  --------    ------
Income from continuing
  operations after
  interest expense            8,457     9,666      6,823      8,785     7,313     5,830
Preferred dividends of
  subsidiary                   (626)     (696)      (696)      (696)     (696)     (696)
                           --------  ---------   -------  ---------  --------   -------
Net income                    7,831     8,970      6,127      8,089     6,617     5,134
Common dividends              6,242     6,155      6,062      5,856     4,889     4,908
                           --------  --------    -------  ---------  --------   -------
Earnings reinvested in
  the corporation          $  1,589  $  2,815    $    65  $   2,233  $  1,728   $   226
                           ========  ========    =======  =========  ========   =======
Weighted average common
  shares outstanding        5,790.1   5,709.2    5,624.2    5,534.1   4,761.8   4,478.4
                           ========  ========    =======  =========  ========   =======
Net income per
 common share              $   1.35  $   1.57    $  1.09  $    1.46  $   1.39   $  1.15
                           ========  ========    =======  =========  ========   =======
Common dividends           $   1.08  $   1.08    $  1.08  $    1.06  $   1.02   $  1.10
                           ========  ========    =======  =========  ========   =======

                                     Page-12

OTHER FINANCIAL DATA
SEPTEMBER 30
(thousands, except per share amounts)


                             1997       1996      1995       1994       1993      1992
                             -----      ----     -----       ----       ----      ----
Total assets              $255,510   $250,150  $227,127   $233,311   $224,550  $197,459
Gas plant--at
  original cost            300,829    279,849   262,769    239,830    221,769   210,087
Gas plant--net of
  depreciation             190,307    179,473   169,792    159,012    149,272   144,767
Capitalization:
  Common stockholders'
    equity                  85,661     82,565    78,524     77,156     73,368    54,491
  Redeemable cumulative
    preferred stock          6,400      8,000     8,000      8,000      8,000     8,000
  Long-term debt            72,372     72,456    74,482     60,079     62,163    60,958
Shares of common stock
    at year-end              5,832      5,748     5,668      5,581      5,486     4,534
Book value per share        $14.69     $14.36   $ 13.85   $  13.82   $  13.37  $  12.02
                            ======     ======   =======   ========   ========  ========

                                    Page-13

CONSOLIDATED BALANCE SHEETS
September 30


(thousands of dollars)                                          1997        1996
---------------------------------------------------------------------------------
ASSETS
Gas plant, at original cost (notes 1, 4, 7, and 9)           $300,829    $279,849
  Less--Accumulated depreciation and
        utility plant acquisition adjustments(note 9)         110,365     100,242
                                                             --------    --------
                                                              190,464     179,607
                                                             --------    --------
Non-utility property, net (note 11)                             1,182       1,141
                                                             --------    --------

Current assets:
  Cash and temporary cash
    investments (notes 1 and 8)                                 1,063       1,424
  Accounts receivable, less allowance of
    $1,886 in 1997 and 3,231 in 1996 (notes 1, 3, and 7)       14,852      14,665
  Unbilled revenues (note 1)                                    2,683       2,357
  Deferred gas costs (notes 1, 7, and 9)                        7,231      13,272
  Inventories, at average cost-
    Liquefied natural gas, propane and under-
      ground storage                                           18,217      16,023
    Materials and supplies                                      1,287       1,259
  Prepaid and refundable taxes (note 2)                         4,005       4,076
  Prepayments                                                   1,039       1,540
                                                             --------    --------
                                                               50,377      54,616
                                                             --------    --------
Deferred charges and other assets
  (notes 1, 3, 6 and 7)                                        13,487      14,786
                                                             --------    --------
    Total assets                                             $255,510    $250,150
                                                             ========    ========
CAPITALIZATION AND LIABILITIES
Capitalization (see accompanying statement)                  $164,433    $163,021
                                                             --------    --------
Current liabilities:
  Notes payable (notes 5 and 8)                                23,675      23,270
  Current portion of long-term debt (note 4)                    3,707       2,022
  Accounts payable (notes 6 and 7)                             16,755      17,372
  Accrued taxes                                                 2,506       1,980
  Accrued vacation                                              1,715       1,723
  Customer deposits                                             3,461       3,996
  Other                                                         5,531       5,376
                                                             --------    --------
                                                               57,350      55,739
                                                             --------    --------
Deferred credits and reserves:
  Accumulated deferred Federal income taxes (note 2)           21,495      20,713
  Unamortized investment tax credits (note 2)                   2,375       2,533
  Other (notes 6 and 7)                                         9,857       8,144
                                                             --------    --------
                                                               33,727      31,390
                                                             --------    --------
Commitments and contingencies (notes 7 and 9)                       -           -

    Total capitalization and liabilities                     $255,510    $250,150
                                                             ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                                    Page-14

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended September 30


(thousands, except per share amounts)        1997       1996        1995
--------------------------------------------------------------------------
Operating revenues                         $220,420   $215,152    $183,992
Cost of gas sold                            124,376    120,246     100,944
                                           --------   --------    --------
  Operating margin                           96,044     94,906      83,048
                                           --------   --------    --------
Operating expenses:
  Operation and maintenance                  48,768     49,033      44,368
  Depreciation and amortization              12,874     11,997      10,470
  Taxes--
    State gross earnings                      6,045      6,063       5,005
    Local property and other                  7,687      6,944       6,764
    Federal income (note 2)                   4,608      4,683       3,104
                                           --------   --------    --------
Total operating expenses                     79,982     78,720      69,711
                                           --------   --------    --------
Operating income                             16,062     16,186      13,337
Other, net (notes 1 and 11)                      (2)       945         865
                                           --------   --------    --------
Income before interest expense               16,060     17,131      14,202
                                           --------   --------    --------

Interest expense:
  Long-term debt                              6,042      5,889       5,086
  Other                                       1,786      1,682       2,437
  Interest capitalized                         (225)      (106)       (144)
                                           --------   --------    --------
                                              7,603      7,465       7,379
                                           --------   --------    --------
Income after interest expense                 8,457      9,666       6,823

Preferred dividends of subsidiary
(note 4)                                       (626)      (696)       (696)
                                          ---------   --------    --------

Net income                                $   7,831   $  8,970    $  6,127
                                          =========   ========    ========
Earnings per common share (note 14)       $    1.35   $   1.57    $   1.09
                                          =========   ========    ========
Weighted average common shares
  outstanding (note 14)                     5,790.1    5,709.2     5,624.2
                                          =========   ========    ========

The accompanying notes are an integral part of these consolidated financial statements.


                                    Page-15

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30
(thousands of dollars)                            1997         1996        1995
---------------------------------------------  -----------  ----------  ----------
Cash provided by -
  Operating Activities:
    Income after interest expense                $  8,457    $  9,666    $  6,823
      Items not requiring cash:
      Depreciation and amortization                12,846      12,012      10,529
      Changes as a result of regulatory
       action                                           -      (1,453)          -
      Deferred Federal income taxes                   703       1,943       2,142
      Gain on sale of nonutility property
       (note 11)                                        -        (699)          -
      Write-down of nonutility property
       (note 11)                                        -         714           -
      Amortization of investment tax credits         (158)       (158)       (160)
      Changes in assets and liabilities
        which provided (used) cash:
         Accounts receivable                         (187)       (634)      3,861
         Unbilled revenues                           (326)        298         240
         Deferred gas costs                         6,041     (12,079)     14,626
         Inventories                               (2,222)     (5,626)      1,278
         Prepaid and refundable taxes                  14       1,857      (1,017)
         Prepayments                                  501        (174)        133
         Accounts payable                            (617)      3,270      (4,222)
         Accrued taxes                                526         (21)       (165)
         Accrued vacation, customer deposits
            and other                                (388)      1,462         572
         Deferred charges and other                 2,697       1,307      (2,011)
                                                 --------    --------    --------
         Net cash provided by operating
          activities                               27,887      11,685      32,629
                                                 --------    --------    --------

  Investment Activities:
    Expenditures for property, plant
      and equipment, net                          (20,875)    (20,781)    (19,597)
    Proceeds from sale of nonutility
     property(note 11)                                  -         725           -
                                                 --------    --------    --------
       Net cash used by investing activities      (20,875)    (20,056)    (19,597)
                                                 --------    --------    --------

  Financing Activities:
    Issuance of common stock                           44          31           -
    Proceeds from exercise of stock options            34           -           -
    Issuance of mortgage bonds                          -      15,000           -
    Redemption of preferred stock                  (1,600)          -           -
    Issuance of long-term debt                      1,345           -           -
    Payments on long-term debt                     (2,164)     (1,954)     (2,081)
    Increase (decrease) in notes payable              405         933      (5,363)
    Cash dividends on preferred shares (note
     4)                                              (626)       (696)       (696)
    Cash dividends on common shares                (4,811)     (4,797)     (4,759)
                                                 --------    --------    --------
     Net cash provided (used) by
      financing activities                         (7,373)      8,517     (12,899)
                                                 --------    --------    --------
Increase (decrease) in cash                          (361)        146         133
Cash and temporary cash investments at
 beginning of year                                  1,424       1,278       1,145
                                                 --------    --------    --------
Cash and temporary cash investments at the
 end of year                                     $  1,063    $  1,424    $  1,278
                                                 ========    ========    ========
   Supplemental disclosure of cash flow
    information:
     Cash paid during the year for-
      Interest (net of amount capitalized)       $  7,476    $ 6,738     $  6,663
      Income taxes (net of refunds)              $  2,036    $ 2,851     $  1,388
  Schedule of noncash investing activities:
     Capital lease obligations for equipment     $    437    $     -     $      -
     Other long-term debt for equipment          $  1,983    $     -     $      -




The accompanying notes are an integral part of these consolidated financial statements.


                                    Page-16


CONSOLIDATED STATEMENTS OF CAPITALIZATION
September 30
(thousands)                                                      1997      1996
-----------------------------------------------------------  --------  --------
Common stockholders' investment (notes 4, 6, and 10):
 Common stock, $1 Par, Authorized-20,000 shares
 Outstanding-5,832 shares in 1997 and 5,748 shares
  in 1996                                                    $  5,832  $  5,748
 Amount paid in excess of par                                  56,827    55,404
 Retained earnings                                             23,002    21,413
                                                             --------  --------
                                                               85,661    82,565
                                                             --------  --------
Cumulative preferred stock of subsidiary (notes 4 and 8):
 Redeemable 8.7% Series, $100 par
 Authorized - 80 shares
 Outstanding - 64 shares as of 1997 and
  80 shares as of 1996                                          6,400     8,000
                                                             --------  --------
Long-term debt (notes 4, 7, and 8):
 First Mortgage Bonds, secured by utility
 property
   Series M, 10.25%, due July 31, 2008                         10,000    10,000
   Series N, 9.63%, due May 30, 2020                           10,000    10,000
   Series O, 8.46%, due September 30, 2022                     12,500    12,500
   Series P, 8.09%, due September 30, 2022                     12,500    12,500
   Series Q, 5.62%, due November 30, 2003                      11,200    12,800
   Series R, 7.50%, due December 30, 2025                      15,000    15,000
 Other long-term debt                                           3,207         -
 Capital Leases                                                 1,672     1,678
                                                             --------  --------
                                                               76,079    74,478
 Less-current portion                                           3,707     2,022
                                                             --------  --------
                                                               72,372    72,456
                                                             --------  --------

Total capitalization                                         $164,433  $163,021
                                                             ========  ========

The accompanying notes are an integral part of these consolidated financial statements.





                                       Page-17

CONSOLIDATED STATEMENTS OF
CHANGES IN COMMON STOCKHOLDERS' INVESTMENT
For the Three Years Ended September 30


                                           Shares           Amount
                                   Issued and Outstanding   Paid In
                                   ----------------------   Excess    Retained
(thousands)                           Number    Amount      of Par    Earnings
-----------------------------------  --------  ---------  ----------  ---------
Balance, September 30, 1994             5,581     $5,581    $53,042    $18,533
Add (deduct):
  Net income                                -          -          -      6,127
  Dividends ($1.08 per share)               -          -          -     (6,062)
  Dividend reinvestment, cash
    stock purchase plan and
     employee
    benefit plans                          87         87      1,279          -
  Accrual for  stock
    compensation plans                      -          -        (87)         -
  Amortization of deferred
    compensation for stock
    compensation plans                      -          -         24          -
                                     --------  ---------    -------    -------


Balance, September 30, 1995             5,668      5,668     54,258     18,598
Add (deduct):
  Net income                                -          -          -      8,970
  Dividends ($1.08 per share)               -          -          -     (6,155)
  Dividend reinvestment, cash
    stock purchase plan and
     employee
    benefit plans                          80         80      1,309          -
  Accrual for stock compensation
    plans                                   -          -       (227)         -
  Amortization of deferred
    compensation for stock
    compensation plans                      -          -         64          -
                                     --------  ---------    -------    -------

Balance, September 30, 1996             5,748      5,748     55,404     21,413

Add (deduct):
  Net income                                -          -          -      7,831
  Dividends ($1.08 per share)               -          -          -     (6,242)
  Dividend reinvestment, cash
    stock purchase plan and
     employee
    benefit plans                          82         82      1,392          -
  Exercise of stock options                 2          2         32          -
  Accrual for stock compensation
    plan                                    -          -       (110)         -
  Amortization of deferred
    compensation for stock
    compensation plan                       -          -        109          -
                                     --------  ---------    -------    -------

Balance, September 30, 1997             5,832     $5,832    $56,827    $23,002
                                     ========  =========    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

                                   Page-18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

  Consolidation. The consolidated financial statements include the accounts of Providence Energy Corporation and its wholly-owned subsidiaries (the Company). Revenues from natural gas sales and distribution businesses are reflected in the accompanying consolidated statements of income to arrive at operating income. Revenues and expenses of non-utility operations include sales and rentals of appliances as well as real estate rentals and are presented after operating income in the accompanying consolidated statements of income. All significant intercompany transactions have been eliminated in consolidation.

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

  Regulation. The Providence Gas Company (ProvGas) is subject to regulation by the Rhode Island Public Utilities Commission (RIPUC). The accounting policies of ProvGas conform to GAAP as applied in the case of regulated public utilities and are in accordance with the regulators' accounting requirements and rate-making practices. North Attleboro Gas Company (North Attleboro Gas) is subject to regulation by the Massachusetts Department of Public Utilities (MDPU).

  Operating Revenues. Operating revenues are generated principally from natural gas activities. The gas companies record accrued utility revenues based on estimates of gas volumes consumed and not billed at the end of an accounting period in order to match revenues with related costs.

  Lease Accounting. The Company leases water heaters and other appliances to customers under finance leases. These leases are recorded on the accompanying balance sheet at the gross investment in the leases less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the finance lease.

  Gas Plant. Gas plant is stated at the original cost of construction. In accordance with the uniform system of accounts prescribed by the RIPUC, the difference between the original cost of gas plant acquired and the cost to ProvGas is recorded as a Utility Plant Acquisition Adjustment and is being amortized over periods ranging from 1 to 24 years.

  Impairment of Long-Lived Assets. Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which became effective for the Company in 1997 established accounting standards for the impairment of long-lived assets. SFAS No. 121 also required that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings. SFAS 121 did not have an impact on the Company's financial position or results of operations upon adoption.

  Depreciation. Depreciation is provided on the straight-line basis at rates designed to amortize the cost of depreciable plant over its estimated useful life. The composite depreciation rate expressed as a percentage of the average depreciable gas plant in service


                                     Page-19
was approximately 3.85 percent for 1997 and 1996 and 3.75 percent for 1995.

  The Company retires property units by charging original cost, cost of removal, including environmental investigation and remediation costs, and salvage value to accumulated depreciation.

  Gas Charge Clause. In May 1996, the RIPUC approved a Rate Design Settlement Agreement. The Agreement included changes to ProvGas' gas cost recovery mechanism. Specifically, the Agreement replaced the previous Cost of Gas Adjustment Clause (CGA) with Gas Charge Clauses (GCC) effective June 2, 1996.
In addition to the commodity and related pipeline transportation costs historically included in the CGA, the GCC provided for the recovery of: (1) inventory financing costs; (2) working capital associated with gas supply purchases; (3) bad debt expenses associated with the gas revenue portion of customer bills; and (4) a substantial portion of liquefied natural gas operating and maintenance expenses, all of which were previously recovered in base rates. Similar to the former CGA, the GCC provided for reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts billed as compared to costs incurred is deferred and either refunded to, or recovered from, customers over a subsequent period. As a result of the Price Stabilization Plan described in Note 9, the GCC will be suspended for the period of October 1, 1997 through September 30, 2000. Any excess or deficiency in amounts billed as compared to costs incurred, will be retained or borne by the Company.

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

  Deferred financing costs are amortized over the life of the related security while the remaining deferred charges and other assets are amortized over a recovery period specified by the respective commissions.

Deferred Charges include the following:

(thousands of dollars)                  1997     1996
-------------------------------------  -------  -------

Cost of fuel assistance program        $   808  $ 1,271
Pension costs                            7,379    6,920
Deferred costs related to
  phase-in plan                            272      449
Unamortized debt expense                 1,901    2,109
Post-retirement benefits                   691    1,041
Pipeline interconnection costs               -      309
Deferred rate case expense (note 9)        164      246
Other deferred charges                   2,272    2,441
                                       -------  -------
   Total                               $13,487  $14,786
                                       =======  =======

Temporary Cash Investments. Temporary cash investments are short term, highly liquid

                                     Page-20
investments with original maturities to the Company of not more than 90 days.

  Stock-Based Compensation. Compensation expense associated with awards of stock or options to employees is measured using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (Note 10).

  Reclassifications. Certain prior year amounts have been reclassified for consistent presentation with the current year.

2. Federal Income Taxes

    The Company records income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires deferred taxes to be provided for all temporary differences.


    The following is a summary of the provision for Federal income taxes for the three years in the period ended September 30:


(thousands of dollars)               1997     1996    1995
-----------------------------------------------------------
Current                             $3,688   $2,989  $1,300
Deferred                               703    1,943   2,142
                                    ------   ------  ------
Total Federal income tax
 provision                          $4,391   $4,932  $3,442
                                    ======   ======  ======

Income tax is charged (credited)
to the following:

Charged to operating
 expenses                           $4,608   $4,683  $3,104
Included in other, net                (217)     249     338
                                    ------   ------  ------
Total Federal income tax
 provision                          $4,391   $4,932  $3,442
                                    ======   ======  ======


    The effective Federal income tax rates and the reasons for their differences from the statutory Federal income tax rates are as follows:


                                          1997    1996   1995
--------------------------------------------------------------
Statutory Federal income tax
 rates                                     34.0%  34.0%  34.0%
Reversing temporary differences             (.3)    .5    (.1)
Charitable contribution                       -    (.4)     -
Amortization of investment
  tax credits                               (.4)   (.4)   (.6)
Other                                        .9     .1     .3
                                           ----   ----   ----
Effective Federal income tax
 rate                                      34.2%  33.8%  33.6%
                                           ====   ====   ====

                                    Page-22

     The Company's deferred tax assets and liabilities for each of the two years in the period September 30 are the result of the following temporary differences:


(thousands of dollars)                                 1997      1996
---------------------------------------------------------------------
Long-term deferred taxes
------------------------
Tax assets
  Unamortized ITC................................. $    828  $    883
  Other...........................................      305       361
Tax liabilities
  Property related................................  (21,828)  (20,328)
  Pension costs...................................     (222)     (519)
  Deferred charges................................     (578)   (1,110)
                                                   --------  --------
 Net deferred tax liability included in
  accompanying consolidated balance sheet......... $(21,495) $(20,713)
                                                   ========  ========
Prepaid Taxes
-------------
Tax assets
  Accounts receivable reserves.................... $    458  $  1,284
  Property tax reserves...........................     (229)     (384)
  Alternative minimum tax.........................      703       876
  Other...........................................    1,229     1,020
Tax liabilities
  Employee severance..............................       56        56
  Other...........................................     (111)      (40)
                                                    -------  --------
Net prepaid taxes.................................    2,106     2,812
Prepaid gross earnings tax and other..............    1,899     1,264
                                                    -------  --------
Net prepaid and refundable taxes included in
  accompanying consolidated balance sheet.........  $ 4,005  $  4,076
                                                    =======  ========


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


Future minimum lease payments to be received are:
(thousands of dollars)
------------------------------------------------
                  1998                    $  529
                  1999                       491
                  2000                       397
                  2001                       342
                                          ------
                                           1,759
Amount representing interest                 312
                                          ------
Amount representing principal             $1,447
                                          ======


                                    Page-23

4.  Capitalization

A.  First Mortgage Bonds

    In December 1995, ProvGas issued $15 million of First Mortgage Bonds. These First Mortgage Bonds are designated as Series R (7.5 percent) and will mature in December 2025. The net proceeds provided by this indebtedness were used to pay down ProvGas' short-term debt.

    The Company's ability to pay dividends is largely dependent on receipt of dividends from its principal subsidiary, ProvGas. Approximately $19 million of ProvGas' retained earnings were available for dividends under the most restrictive terms of ProvGas' First Mortgage Bond indenture.

    ProvGas' First Mortgage Bonds are secured by a lien on substantially all of the tangible and real property.

    As of September 30, 1997, the annual sinking fund requirements and maturities of long-term debt for each of the next five fiscal years are $2,509,000.

B.  Other Long-term Debt

    During 1997, the Company financed equipment purchases of approximately $3,328,000 through the issuance of long-term notes to IBM Credit Corporation. The notes have five-year terms and interest rates ranging from 4.9 to 7.5 percent. As of September 30, 1997, the maturities of these long-term notes over the next five years are $686,000 in 1998, $639,000 in 1999, $675,000 in 2000,
$713,000 in 2001, and $490,000 in 2002.

C.  Redeemable Preferred Stock

    ProvGas' preferred stock, which consists of 80,000 shares of $100 par value, has an 8.7 percent cumulative annual dividend rate payable on a quarterly basis, and has no voting power or privileges. The stock is subject to a cumulative annual sinking fund requirement of 16,000 shares per year at par ($1,600,000) plus accrued or unpaid dividends which commenced in February 1997. Accordingly, 16,000 shares were redeemed by the Company at par value in February 1997.

5.  Notes Payable

    The Company meets seasonal cash requirements and finances capital expenditures on an interim basis through short-term bank borrowings. As of September 30, 1997, the Company had lines of credit totaling $66,500,000 with borrowings outstanding of $23,675,000. The Company pays a fee for its lines of credit rather than maintaining compensating balances. The weighted average interest rate for borrowings outstanding at the end of the years was 5.79 percent in 1997, 5.65 percent in 1996, and 6.15 percent in 1995.

6.  Employee Benefits

A.  Retirement Plans

    The Company has two pension plans providing retirement benefits for substantially all of its employees. The benefits under the plans are based on years of service and the employee's final average compensation. It is the Company's policy to fund at least the minimum required contribution.

                                    Page-24

    The following table sets forth the funding status of the pension plans and amounts recognized in the Company's consolidated balance sheets at September 30, 1997 and 1996:

(thousands of dollars)                                         1997       1996
--------------------------------------------------------------------------------
Accumulated benefit obligation, including
  vested benefit obligation of $(38,094)
  as of September 30, 1997 and $(36,463)
  as of September 30, 1996                                  $ 45,022   $(42,578)
                                                            ========   ========
Projected benefit obligation for service
  rendered to date                                          $(60,323)  $(57,209)
Plan assets at fair value (primarily listed
  stocks, corporate bonds and U.S. bonds)                     76,479     63,019
                                                            --------   --------
Excess of plan assets over projected benefit
  obligation                                                  16,156      5,810
Unrecognized (gain)/loss                                     (23,813)   (13,139)
Unrecognized prior service cost                                2,842      3,126
Unrecognized net transition asset
  being recognized over 15 years from
  October 1, 1985                                               (408)      (545)
                                                            --------   --------
Net accrued pension cost included in other
  deferred credits and accounts payable
  at September 30, 1997 and 1996                            $ (5,223)  $ (4,748)
                                                            ========   ========

Net pension cost for fiscal years 1997, 1996, and 1995 included the following components:


(thousands of dollars)                              1997      1996       1995
-------------------------------------------------------------------------------
Service cost                                      $  1,824   $ 1,709   $  1,541
Interest cost on benefit obligations                 4,583     4,262      3,872
Actual return on plan assets                       (16,458)   (7,481)   (10,300)
Net amortization and deferral                       10,526     2,091      5,713
                                                  --------   -------   --------
Net periodic pension cost                              475       581        826
Adjustments due to regulatory
  action                                               475      (442)      (424)
                                                  --------   -------   --------
Net periodic pension cost recognized              $    -     $   139   $    402
                                                  ========   =======   ========

    The discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were eight percent and six percent, respectively. The expected long-term rate of return on assets was nine percent.

    ProvGas recovers pension costs in rates when such costs are funded. Therefore, the amount by which funding differs from pension expense, determined in accordance with GAAP, is deferred and recorded as a regulatory asset or liability.

B.  Postretirement Benefits Other Than Pensions

    ProvGas currently offers retirees who have attained age 55 and worked five years for ProvGas healthcare and life insurance benefits during retirement (the
Plan). These benefits are similar to the benefits offered to active employees. Although retirees are not required to make

                                     Page-25
contributions to the Plan currently, future contributions may be required if the cost of the Plan exceeds certain limits.

   Since 1993, postretirement benefit costs for active employees are recorded by ProvGas on an accrual basis, ratably over their service periods. Benefits of $10,526,000 earned prior to 1993 have been deferred as an unrecognized transition obligation, which ProvGas will amortize over a 20 year period.

   ProvGas funds its postretirement benefit obligation to a Voluntary Employee Benefit Association (VEBA) Trust. Total obligations of $1,372,000 in 1997, $1,454,000 in 1996, and $1,561,000 in 1995, were contributed to the VEBA Trust.

   ProvGas recovers its postretirement benefit obligations in rates to the extent allowed by the RIPUC. The RIPUC generally allows such costs to be recovered if amounts are funded into tax favored investment funds, such as the VEBA Trust. Accordingly, ProvGas fully recovered its 1997, 1996, and 1995 postretirement obligations because such amounts were funded into the VEBA Trust. In addition, in September 1996, the Commission approved a ratable recovery of the cumulative unrecovered difference of $1,041,000 during 1997, 1998, and 1999. Of the total postretirement benefit obligations, $1,718,000, $1,454,000, and $1,231,000 were included in rates during 1997, 1996, and 1995, respectively.

   The Plan's costs and accumulated postretirement benefit obligation for 1997, 1996 and 1995 are calculated by ProvGas' actuaries using assumptions and estimates which include:


                                                       1997     1996   1995
----------------------------------------------------------------------------
Healthcare cost annual growth rate.................... 10.2%    11.4%  12.6%
Healthcare cost annual growth rate - long-term......... 6.0%     6.0    6.0
Expected long-term rate of return (union).............. 8.5%     8.5    8.5
Expected long-term rate of return (non-union).......... 5.5%     5.5    5.5
Discount rate.......................................... 8.0%     8.0    8.0


   The healthcare cost annual growth rate significantly impacts the estimated Plan obligation and annual expense. For example, in 1997, a one percent change in the above rates would change the obligation by $799,000 and would change the annual expense by $85,000.

   The obligations and assets of the Plan at September 30, 1997 and 1996 are as follows:


(in thousands)                             1997       1996
------------------------------------------------------------

Accumulated post-retirement
  benefit obligation:

  Current retirees                       $(6,626)   $(6,975)

  Active employees-eligible for
    benefits                              (1,361)      (889)

  Active employees                        (3,761)    (3,876)
                                         -------    -------

  Total post-retirement benefit
    obligation                           (11,748)   (11,740)

  Plan assets at fair value                4,704      3,106
                                        --------   --------

  Unfunded post-retirement benefit
   obligation                             (7,044)    (8,634)

  Unrecognized transition obligation       8,421      8,947

  Unrecognized net (gain) or loss         (1,360)      (313)
                                        --------   --------

  Prepaid post-retirement
   benefit obligation included
   in the accompanying consolidated
   balance sheet                        $     17   $   (-)
                                        ========   ========

                                    Page-26

    ProvGas' actuarial determined Plan costs for 1997, 1996, and 1995 include the following:


(in thousands)                   1997     1996     1995
---------------------------------------------------------

Service cost                    $  228   $  222   $  230
Interest cost                      896      896      909
Actual return on plan assets      (278)     (98)     (28)
Amortization and deferral          526      434      450
                                ------   ------   ------
Total annual plan costs         $1,372   $1,454   $1,561
                                ======   ======   ======

C.  Supplemental Retirement Plans

    ProvGas provides certain supplemental retirement plans for key employees. The projected benefit obligation is approximately $1,375,000 which is being accrued over the service period of these key employees. The supplemental retirement plans are unfunded. ProvGas accrued and expensed $612,000, $310,000, and $150,000 related to these benefits in 1997, 1996, and 1995, respectively.

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

    The executive compensation incentive awards totaled approximately $439,000 for 1997, $381,000 for 1996, and $248,000 for 1995. Amounts paid in cash are
charged to expense when earned.   However, amounts paid in restricted stock are
deferred and amortized to expense over the five-year vesting period.

    Of the $248,000 1995 award, $167,000 was paid in cash during fiscal 1996. Of the $381,000 1996 award, $269,000 was paid in cash during 1997. Of the $439,000 1997 award, $297,000 will be

                                    Page-27
paid in cash during 1998. Grant shares totaling 5,989, 4,491, and 5,371 were purchased by the Company and reissued to key employees during 1997, 1996, and 1995, respectively.

E.  Restricted Stock Incentive Plan

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

    Awards under the Restricted Stock Incentive Plan totaled approximately $146,000 in 1996 consisting of 7,954 shares. There were no awards under the Restricted Stock Incentive Plan in 1997. All amounts awarded under the Restricted Stock Incentive Plan are deferred and amortized to expense over a three-year period.

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

B.  Capital Leases

    ProvGas has a capital lease with Algonquin Gas Transmission Company (Algonquin) for storage space in a liquefied natural gas (LNG) tank. The capital lease arrangement also provides that Algonquin lease from ProvGas, for a corresponding term at an annual amount of $150,000, the land on which the tank is situated. ProvGas also leases certain information systems and other equipment under capital leases.

Property under Capital Leases:
-----------------------------


(thousands of dollars)                   1997          1996
------------------------------------------------------------
     Gas plant                        $ 6,116       $ 6,116
     Computer and other equipment       1,988         1,551
     Accumulated depreciation          (6,484)       (6,072)
                                      -------       -------
                                      $ 1,620       $ 1,595
                                      =======       =======

Commitments for Capital Leases are:
-------------------------------------

                                       LNG       Computer
(thousands of dollars)                 Storage   Equipment  Total
-----------------------------------------------------------------
1998                                   $  136     $  492   $  628
1999                                      136        484      620
2000                                      136        297      433
2001                                      135        111      246
2002                                        -         35       35
                                       ------     ------   ------
                                       $  543     $1,419    1,962
                                       ======     ======
Amounts representing interest                                 290
                                                           ------
Amounts representing principal                             $1,672
                                                           ======

                                    Page-28

C.  Operating Leases

    The Company also leases facilities and equipment under operating leases with a total future obligation of approximately $354,000 as of September 30, 1997.


D.  Gas Supply

    As part of the Price Stabilization Plan Settlement Agreement described in
Note 9, the Company's largest subsidiary, ProvGas, has entered into a full requirements gas supply contract with Duke Energy Trading and Marketing L.L.C.
(DETM) for a term of three years. Under the contract, DETM guarantees to meet ProvGas' supply requirements, however, ProvGas must purchase all of its gas supply exclusively from DETM . Under the contract, ProvGas will transfer responsibility for its pipeline capacity resources, storage contracts, and LNG capacity to DETM. As a result, ProvGas' gas inventories at September 30, 1997, of approximately $18 million will be sold for book value to the supplier on October 1, 1997.

    As a result of Federal Energy Regulatory Commission (FERC) Order 636 and other related orders (the Orders), pipeline transportation companies have incurred significant costs, collectively known as transition costs. The majority of these costs will be reimbursed by the pipeline's customers, including the Company. The Company estimates its transition costs to be approximately $21.7 million, of which $16.2 million has been included in the GCC and collected from customers through September 30, 1997. The remaining minimum obligation of $5.5 million has been recorded in the accompanying consolidated balance sheet along with a regulatory asset anticipating future recovery. As part of the above supply contract, DETM will assume liability for these transition costs during the contract's three-year term. At the end of the three-year term of the contract, the Company will assume any remaining liability, which cannot be estimated at September 30, 1997.

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

    At September 30, 1997, the Company was aware of four sites at which future costs may be incurred.

    The Company has been designated as a "potentially responsible party" (PRP) under the

                                    Page-29

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

    During 1995, the Company voluntarily began a study at its primary gas distribution facility located in Providence, Rhode Island. This site formerly contained a manufactured gas plant operated by the Company. As of September 30, 1997, approximately $1.8 million has been spent primarily on studies at this site. In accordance with state laws, such a voluntary study is monitored by the Rhode Island Department of Environmental Management (DEM). The purpose of this study was to determine the extent of environmental contamination at the site. The Company has completed the study which indicates that remediation will be required. The Company has several remediation options for the site and is currently negotiating with DEM and contractors to arrive at the best alternative. At September 30, 1997, the Company has compiled a preliminary range of costs based on remediation alternatives, ranging from $1.7 million to in excess of $5.0 million. However, because of the uncertainties associated with environmental assessment and remediation activities, the future cost of remediation could be higher than the alternatives noted above. Based on the proposals for remediation work, the Company has accrued $1.7 million at September 30, 1997, for anticipated future remediation costs at this site.

    Tests conducted following the discovery of an abandoned underground oil storage tank at the Company's Westerly, Rhode Island operations center in 1996 confirm the existence of contaminants at this site. The Company is currently conducting tests at this site, the costs of which are being shared equally with the prior owner, to determine the nature and extent of the contamination. Due to the fact that the testing is in its early stages, management cannot conclude as to whether any remediation will be required at this site. In addition, in 1997, contamination from scrapped meters and regulators was discovered at this site. The Registrant has reported this to the DEM and the Rhode Island Department of Health and is in the process of remediation. It is anticipated that remediation will cost between $50,000 and $100,000. Accordingly, the Company has accrued $50,000 at September 30, 1997 for anticipated future remediation costs.

    In prior rate cases filed, the Company requested that environmental investigation and remediation costs be recovered by inclusion in its depreciation factors consistent with the rate recovery treatment for all types of cost of removal. Accordingly, environmental investigation costs of approximately $2.3 million and an estimated $1.7 million for environmental remediation costs have been charged to the accumulated depreciation reserve at September 30, 1997. Of the environmental investigation costs incurred, approximately $0.4 million and $1.0 million were recorded in the years ended September 30, 1997 and 1996, respectively, while the remainder were incurred in prior years.

    Due to the materiality of the Company's environmental investigation and remediation expenditures, the Company sought new treatment of these amounts. As a result, included in the Price Stabilization Plan Settlement Agreement described in Note 9, which is effective October 1, 1997, all environmental investigation and remediation costs incurred through September 30, 1997 as well as all costs incurred during the three-year term of the Plan will be amortized over a ten-year period. Additionally, it is the Company's practice to consult with the RIPUC on a periodic basis when, in management's opinion, significant amounts might be expended for

                                    Page-30
environmental related costs.

    Effective October 1, 1997, the Company will adopt the provisions of Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". This Statement provides authoritative guidance for recognition, measurement, display, and disclosure of environmental remediation liabilities in financial statements. SOP 96-1 is not expected to have a material impact on the Company's financial position or results of operation upon adoption.

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

F.  Fuel Assistance Program

    The Company participates in the State of Rhode Island's Fuel Assistance Program, the Percentage of Income Payment Plan. As a result, ProvGas has agreed to accept partial payment on certain customer accounts from various state agencies. As of September 30, 1997, approximately $629,000 was due from the State of Rhode Island related to gas consumed by customers over the last two years.

8.  Fair Value of Financial Instruments

    The following methods and assumptions were used to estimate the fair value disclosures for the following financial instruments:

Cash, Cash Equivalents and Short-term Debt
------------------------------------------

    The carrying amount approximates fair value due to the short-term maturity of these instruments.

Long-term Debt and Preferred Stock
----------------------------------

    The fair value of long-term debt and preferred stock is estimated based on currently quoted market prices for similar types of issues.

    The carrying amounts and estimated fair values of the Company's financial instruments at September 30 are as follows:

                                       1997                         1996
                           --------------------------   --------------------------
                           Carrying             Fair    Carrying             Fair
(in thousands)              Amount              Value    Amount              Value
----------------------------------------------------------------------------------
Cash and cash equivalents  $  1,063          $  1,063    $  1,424         $  1,424
Short-term debt              23,675            23,675      23,270           23,270
Long-term debt               76,079            84,039      74,478           77,924
Preferred stock               6,400             7,030       8,000            8,395

                                    Page-31

    The difference between the carrying amount and the fair value of the Company's preferred stock and long-term debt, if they were settled at amounts reflected above, would likely be recovered in the Company's rates over a prescribed amortization period. Accordingly, any settlement should not result in a material impact on the Company's financial position or results of operations.

9.  Rate Changes

A.  Price Stabilization Plan Settlement Agreement

    In August 1997, the RIPUC approved the Price Stabilization Plan Settlement Agreement (Energize R.I. or the Plan) among ProvGas, the Division of Public Utilities and Carriers (the Division), The Energy Council of Rhode Island, and the George Wiley Center. Effective for the period from October 1, 1997 to September 30, 2000, Energize R.I. provides customers with an initial price decrease of approximately four percent in addition to a three-year price freeze. Under Energize R.I., the GCC will be suspended for the entire term. Energize R.I. also requires ProvGas to make significant capital investments to improve its distribution system. Capital investments required by Energize R.I. are estimated to total approximately $26 million over its three-year term. In addition, Energize R.I. requires ProvGas to fund the Low-Income Assistance Program at an annual level of $1 million, the Demand Side Management Rebate Program at an annual level of $500,000 and the low income weatherization program at an annual level of $200,000. Energize R.I. also continues the process of unbundling by requiring ProvGas to provide unbundled service offerings to up to 10 percent per year of firm system throughput.

    As part of Energize R.I., ProvGas will amortize approximately $4 million of environmental costs previously charged to the accumulated depreciation reserve. These costs and all environmental costs incurred during the term of the Plan will be amortized over a 10-year period. In addition, as part of the Plan, ProvGas will write-off approximately $1.5 million of deferred revenues in October 1997.

    Under Energize R.I., ProvGas may earn up to 10.9 percent annually on its average common equity of up to $81.0 million, $86.2 million, or $92.0 million in fiscal 1998, 1999, and 2000, respectively. In addition, ProvGas may not earn less than a seven percent return on average common equity under the Plan. In the event that the Company earns in excess of 10.9 percent or less than seven percent, the Company will defer revenues or costs through a deferred revenue account. Any balance in the deferred revenue account at the end of the Plan will be refunded or recovered from customers in a manner determined by all parties and approved by the RIPUC.

B.  ProvGas Rate Increase

    In February 1995, ProvGas filed for rate relief requesting an approximate eight percent general rate increase. The major issues contributing to the rate request were an increase in depreciation due to capital spending, an increase in working capital needs, and an increase in capital expenditures.

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

C. North Attleboro Gas Rate Increase

                                     Page-32

    In October 1991, the MDPU released its settlement order in regards to a rate request which included a qualified phase-in plan. Due to the magnitude of the rate request, the MDPU ordered North Attleboro Gas to phase-in a 32 percent increase over five years as follows:

                                                  Estimated
                                     Estimated    Percentage
                                     Additional  Increase in
                                       Annual     Rate Base
       Date Effective                 Revenues     Revenues
     ------------------              ----------  -----------

      November 1, 1991                $188,096      8.13%
      November 1, 1992                 203,042      8.12%
      November 1, 1993                 200,967      7.43%
      November 1, 1994                 141,137      4.86%
      November 1, 1995                  94,445      3.10%


    The rate settlement further required North Attleboro Gas to classify $545,000 of gas plant as plant held for future use for rate case purposes. This plant will be included in future rates if North Attleboro Gas meets certain growth requirements by the year 2000. North Attleboro Gas capitalized AFUDC and other costs of approximately $37,000 in 1997, $61,000 in 1996, and $136,000 in 1995 that related primarily to the gas plant not yet phased into North Attleboro Gas' rates under the plan. North Attleboro amortized $214,000 in 1997, $212,000 in 1996, and $185,000 in 1995 of amounts previously deferred.


10.  Stock Rights and Options

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

    The Company offers two stock option plans for officers, directors, and key employees covering 250,000 shares of the Company's common stock. Options under the plans are granted at 100 percent of fair market value at the date of grant. The options expire 10 years from the date of grant and in the case of options granted to the directors, the options become exercisable after the first anniversary of the date of such grant.

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

    Stock option data are summarized as follows for the years ended September 30, 1997, 1996, and 1995:

                                    Page-33

                                                               Weighted Average
                                         Number of Shares       Exercise Price
--------------------------------------------------------------------------------
Outstanding, September 30, 1994                 56,508              $16.99

Granted                                          8,042               15.63
Exercised                                            -                   -
Expired                                         (9,761)              17.23
                                               -------              ------
Outstanding, September 30, 1995                 54,789               16.74

Granted                                          7,449               17.00
Exercised                                            -                   -
Expired                                              -                   -
                                               -------              ------
Outstanding, September 30, 1996                 62,238               16.77

Granted                                          9,319               17.50
Exercised                                       (2,130)              16.11
Expired                                        (10,009)              17.71
                                               -------              ------
Outstanding, September 30, 1997                 59,418              $16.75
                                               =======              ======

    The following table sets forth information regarding options outstanding at September 30, 1997:

                                                                             Weighted
                                                                Weighted      Average
                                    Number        Weighted       Average   Exercise Price
  Number of        Range of        Currently       Average      Remaining  for Currently
   Options      Exercise Prices   Exercisable   Exercise Price    Life      Exercisable
----------------------------------------------------------------------------------------
   59,418         $13.875-$19        50,927         $16.75        5.30         $16.63

   At September 30, 1996 and 1995, 54,789 and 48,815 were currently exercisable, respectively.

   As described in Note 1, the Company uses the intrinsic method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income would have been $7,822,000 in 1997 and $8,963,000 in 1996. Earnings per share for both years would not have been affected.

   For purposes of determining the above disclosure required by Statement of Financial Accounting Standards No. 123, the fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                            1997           1996
                                            ----           ----
Risk-free interest rate                     5.43%          6.24%
Expected life of option grants (years)       7.0            7.0
Expected volatility of underlying stock       15%            15%


   The pro-forma presentation only includes the effects of grants made subsequent to October 1, 1995. The estimated fair value of option grants made during 1997 and 1996 was $1.41 and $1.42, respectively, per option.

                                    Page-34

   In January 1997, the shareholders of the Company adopted the Non-Employee Director Stock Plan, which provides that up to 50,000 shares of common stock may be granted to non-employee directors. The shares will be granted, at no cost to the director, on the first day of each fiscal year based on each director's aggregate fees earned in the prior fiscal year. All participants are entitled to vote the grant shares and receive dividends on the grant shares, however, full beneficial ownership vests on the third anniversary of the grant date provided the participant is still a director of the Company. Vesting may be accelerated under certain circumstances. There were no shares issued under the Non-Employee Director Stock Plan in fiscal 1997.

11.  Non-utility Property

   During 1996, the Company sold land which was previously being rented to a third party for use as a parking lot. The land was sold for $725,000 generating a gain, net of taxes, of $522,000.

   Additionally, in accordance with Statement of Financial Accounting Standards
(SFAS) No. 5, "Accounting for Contingencies", the Company performed an economic analysis of the value of its significant nonutility real estate in 1996. Based on the results of that analysis, the Company wrote down the carrying value of its nonutility real estate by $471,000 net of taxes, due to a decline in real estate prices.

12.  Hedging

   On October 8, 1996, the RIPUC approved a one-year Pilot Hedging Program Settlement Agreement (the Settlement Agreement) between the Company and the Division. The Agreement allowed the Company to use options, including calls, puts and collars, in order to mitigate the impact of escalations in natural gas prices. The total expenditures for the purchase and exercise of Financial Risk Management (FRM) tools and the net proceeds from the sale of FRM tools were flowed through the Variable Gas Cost component of the GCC and could not exceed $800,000. The total expenditures, net of sales proceeds, made under the Program in 1997 were approximately $154,000.

   The Company did not hold any open contracts at September 30, 1997. The Settlement Agreement expired on September 30, 1997. The Settlement Agreement was not extended since its objectives were met through the Price Stabilization Plan Settlement Agreement described in Note 9.

13.  New Accounting Pronouncements

   In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share", effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaces the presentation of primary earnings per share with the presentation of basic earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is calculated by dividing income available to common stockholders by weighted average number of common shares outstanding for the period. Earnings per share calculated under SFAS No. 128 would have been unchanged for the periods presented.

   In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 130, which is effective for fiscal years beginning after December 15, 1997, requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings

                                    Page-35
and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 131, which is effective for financial statements for periods beginning after December 15, 1997, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. These statements require additional disclosure only and will not effect the financial position or results of operations of the Company.

14.  Unaudited Quarterly Financial Information

   The following is unaudited quarterly financial information for the two years ended September 30, 1997 and 1996. Quarterly variations between periods are caused primarily by the seasonal nature of gas sales and the availability of gas.

(thousands, except
per share amounts)
                                      Quarter Ended
                           Dec. 31  Mar. 31  June 30   Sept. 30
                           ------------------------------------
Fiscal 1997
---------------------------------------------------------------
Operating revenues         $64,038  $79,946  $42,921    $33,515
Operating income (loss)      6,355    8,782    2,210     (1,285)
Net income (loss)            4,264    6,737      135     (3,305)
Net income (loss)
  per share*                   .74     1.17      .02       (.58)

                           Dec. 31  Mar. 31  June 30   Sept. 30
                           ------------------------------------
Fiscal 1996
---------------------------------------------------------------
Operating revenues         $58,406  $81,107  $43,273    $32,366
Operating income (loss)      6,566    9,779      906     (1,065)
Net income (loss)            5,123    7,788     (909)    (3,032)
Net income (loss)
  per share*                   .90     1.37     (.16)      (.54)


* Calculated on the basis of the weighted average shares outstanding during the quarter.

                                    Page-36