Form 10-K, Exhibit 13
period 1998-09-30
PROVIDENCE ENERGY CORP
filed 1998-12-23
CIK 319651

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

  All statements other than statements of historical facts included in this annual report regarding the Company's financial position and strategic initiatives and addressing industry developments, including for example statements in the President's message (pages 2 to 3), are forward-looking statements. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The following are some of the factors which could cause actual results to differ materially from those anticipated: general economic, financial and business conditions; changes in government regulations; competition in the energy services sector; regional weather conditions; the availability and cost of natural gas and oil; development and operating costs; the success and costs of advertising and promotional efforts; the availability and terms of capital; the business abilities and judgment of personnel; the ability of the Company and its suppliers and customers to modify or redesign their computer systems to work properly in the year 2000; unanticipated environmental liabilities; the Company's ability to grow its business through acquisitions and/or significant customer growth; the costs and effects of unanticipated legal proceedings; the impacts of unusual items resulting from ongoing evaluations of business strategies and asset valuations; and changes in business strategy.

SUMMARY

  The Company's current energy revenues and operating margin have increased, while net income has decreased over the comparable periods presented, as shown in the table below:

                     (000's)
                                                   Percent
                      1998       1997     Change    Change
                    ---------  --------  --------  --------
Energy Revenues     $221,306   $220,420  $   886        .4
Operating Margin      98,573     96,044    2,529       2.6
Net Income             6,442      7,831   (1,389)    (17.7)

RESULTS OF OPERATIONS - 1998 VERSUS 1997

Operating Margin

  During the current year, Providence Gas Company (ProvGas) experienced weather that was 8.0 percent warmer than last year. The warmer temperatures resulted in decreased margin of approximately $4.0 million compared to last year.
Offsetting the warmer than normal weather was $7.2 million of margin generated under the Price Stabilization Plan Settlement Agreement (Energize RI or the
Plan), which became effective October 1, 1997. The components of this additional margin include $10.4 million associated with adjusting the Gas Charge Clause (GCC) mechanism, offset by the funding of the Low-Income and Demand Side Management programs of $1.7 million and the write-off of $1.5 million of previously deferred gas costs. In the prior year, ProvGas funded the Demand Side Management and Low-Income Weatherization programs under the Integrated Resource Plan (IRP) for $.7 million.

                                    Page-1

     Additionally, non-firm margin decreased $2.2 million when compared with last year. Prior to Energize RI, ProvGas was allowed to recover approximately $3.0 million in non-firm margin under the terms of the IRP, subject to ProvGas' ability to generate sufficient gas cost savings for customers. As a result of Energize RI, ProvGas retains the actual non-firm margin earned. Due to an unfavorable pricing difference between natural gas and alternate fuels, ProvGas experienced a decrease in non-firm sales and transportation margin.

     As part of Energize RI, the performance-based ratemaking mechanism (Mechanism) under the IRP was terminated in September 1997. In 1997, ProvGas recorded $1.5 million in additional margin as a result of this Mechanism. Thus, a decrease in margin from 1997 to 1998 occurred because this Mechanism was no longer available in 1998.

     In a decision issued September 1, 1998, the RI Division of Public Utilities and Carriers (Division) rejected allegations made in a complaint brought by Aurora Natural Gas that ProvGas provided advance information and undue preference in pricing to its marketing affiliate, Providence Energy Services, Inc.(ProvEnergy Services). As part of its investigation, the Division ordered marketer refunds of approximately $.3 million. The Division ordered this refund based on its belief that an unfair rate was charged to customers who did not have operational telemeters in place when they began transporting gas. ProvGas intends to pursue all available options in order to reverse this decision.

     Nonregulated operating margin increased by $3.5 million compared to the same period last year. The Company's acquisition of oil distribution companies during 1998 contributed the majority of this increase. However, the margin earned from oil sales was lower than expected due to warmer than normal weather, lower than anticipated commercial margins, and costs associated with liquidating fixed-purchase commitments and option contracts for oil when market prices dropped significantly. Increased natural gas business volumes at ProvEnergy Services also contributed to an increase in nonregulated operating margin. ProvEnergy Services experienced sales volume growth of 150 percent and a fifteen-fold increase in the number of customers.

Operating and Maintenance Expenses

     Overall, operating and maintenance expenses increased approximately $3.2 million or 6.6 percent versus last year. The increase is primarily attributable to the Company's acquisition of oil companies during the current fiscal year resulting in a $4.1 million increase. This increase was partially offset by decreases in ProvGas' expenses, primarily bad debts. The decrease in bad debts was attributable to improved collection experience and the implementation of new credit policies, as well as decreased operating revenues from warmer than normal weather. ProvGas' other operating and maintenance expenses were essentially flat due to cost management.

          The Company continually reviews its operating expenses in order to keep expenses as low as possible; however, expenses can vary from year to year.

Depreciation and Amortization

     Depreciation and amortization expense increased approximately $1.6 million or 12.5 percent versus last year. This increase is the result of increased capital spending for Energize RI commitments as well as the amortization of previously deferred environmental costs. Effective October 1, 1997, ProvGas began amortizing environmental costs over a ten-year period in accordance with Energize RI. Due to expected future increases in environmental expenditures, which were projected under Energize RI, ProvGas will have increased environmental amortization expense in future years.

Taxes

     Taxes decreased approximately $.7 million or 4.0 percent versus last year. The overall change in taxes is primarily due to a decrease in pretax income this year compared to last year. Additionally, local property and other taxes have increased as a result of capital spending.

                                    Page-2

Other, net

   Other, net has increased approximately $.6 million versus last year. The majority of the increase consists of approximately $.2 million of fees earned by the Company for providing energy management services and approximately $.2 million of interest income earned as a result of Federal income tax refunds resulting from amended tax returns.

Interest Expense

   Interest expense increased approximately $.5 million or 7.0 percent versus last year. ProvGas' interest expense increased by approximately $.3 million as a result of the Series S First Mortgage Bond issuance in April 1998. The Company's acquisition of oil distribution companies in November 1997 resulted in increased interest expense of approximately $.5 million. Offsetting the increases was a decrease in weighted average short-term borrowings, as a result of the Series S First Mortgage Bond issuance, which caused short-term interest expense to decrease.

FUTURE OUTLOOK

A) Regulatory

   Under Energize RI, ProvGas may earn up to 10.9 percent annually on its average common equity of up to $81.0 million, $86.2 million, and $92.0 million in fiscal 1998, 1999 and 2000, respectively. In addition, ProvGas may not earn less than a seven percent return on average common equity. In the event that ProvGas earns in excess of 10.9 percent or less than seven percent, ProvGas will defer revenues or costs through a deferred revenue account over the term of the Plan. Any balance in the deferred revenue account at the end of the Plan will be refunded to or recovered from customers in a manner to be determined by all parties to the Plan and to be approved by the Rhode Island Public Utilities Commission (RIPUC).

   The implementation of Energize RI this year changed how ProvGas recorded its gas costs, resulting in higher margin reflected in the first half of the fiscal year and lower margin in the second half. This change did not impact annual earnings.

   As part of Energize RI, ProvGas is permitted to file with the Division for the recovery of the impact of exogenous Changes (Changes) which may occur during the three-year term of the Plan. Changes are defined as "...significant increases or decreases in ProvGas' costs or revenues which are beyond ProvGas' reasonable control." Any disputes regarding either the nature or quantification of the Changes are to be resolved by the RIPUC. The impact of any such Changes will be debited or credited to a regulatory asset or liability account throughout the term of Energize RI and will be recovered or refunded at the expiration of the Plan through a method to be determined.

   During 1998, due to the extremely warm temperatures, ProvGas experienced a margin loss of approximately $4.0 million. ProvGas also experienced a non-firm margin loss of approximately $2.2 million due to adverse market prices of natural gas versus alternate fuels. ProvGas believes the causes of these two events were beyond its control and thus considers them as Changes. In fiscal 1999, ProvGas intends to file with the Division for recovery of a portion of these losses.

   In 1998, ProvGas did not earn its allowed rate of return primarily as a result of the extremely warm weather and the loss of non-firm margin as previously discussed in "Operating Margin". Under the Plan's design, which assumed normal weather, ProvGas should have had earnings in year one of the Plan in excess of 10.9 percent. The earnings in excess of 10.9 percent were to be deferred in the deferred revenue account to fund capital investments and other Plan commitments in the remaining two years of the Plan. Absent favorable recovery for the Changes as discussed above, and/or other factors such as colder than normal weather, ProvGas' ability to earn a 10.9 percent return on average common equity in future Plan years is substantially impaired.

                                    Page-3

          In May 1996, the RIPUC approved a Rate Design Settlement Agreement (the Agreement) among ProvGas, the Division, TEC-RI, and a consortium of oil heat organizations. The Agreement began a process of unbundling natural gas service in Rhode Island, enabling customers to choose their gas suppliers.

     The Agreement went into effect in June 1996. The initial phase of unbundling was available to approximately 120 of the largest commercial and industrial customers. In August 1997, the RIPUC approved a plan, called Business Choice, to further unbundle services to an additional 3,400 medium and large commercial and industrial customers. ProvGas commenced Business Choice in December 1997. Energize RI continues the process of unbundling by requiring ProvGas to provide unbundled service offerings for up to 10 percent per year of firm deliveries. At the conclusion of the latest enrollment period on October 1, 1998, an additional 530 customers had signed up for Business Choice. The program now has approximately 1,500 firm transportation customers with annual deliveries of over 5 billion cubic feet per year which is approximately 25 percent of ProvGas' total annual firm deliveries. There are 14 different marketers serving ProvGas' customers and transporting on the system.

     In 1998, North Attleboro Gas Company, a small distribution subsidiary with over 3,500 customers located in Massachusetts, received approval from the Massachusetts Department of Telecommunications and Energy (MDTE) of a settlement agreement unbundling its rates. This agreement, which unbundled the cost of gas from the cost of distribution, was part of a comprehensive statewide unbundling initiative being directed by the MDTE. In 1999, it is expected that North Attleboro Gas Company will introduce new unbundled service offerings and make competitive choice available to all customers, both residential and commercial.

B)   Business Opportunities

          The Company has significant regulated and nonregulated growth opportunities as it evolves into a local provider of natural gas, oil, electricity and energy services for homes and businesses throughout New England.

     In addition to funding investments related to system integrity, Energize RI provides opportunities for ProvGas to expand sales. For example, high pressure service to Quonset/Davisville Industrial Port & Commerce Park, a key area for State economic development, provides tremendous opportunities for sales growth as commercial and industrial businesses locate within the park. In addition, Demand Side Management, an equipment rebate program, provides opportunities to expand sales to nontraditional applications, such as air conditioning and fuel cells. ProvGas has redirected its sales and marketing efforts to leverage Energize RI, as well as other opportunities to promote sales growth within its service territory.

     In November 1997, as part of the Company's strategic plan to strengthen its position in the energy industry, the Company purchased two Rhode Island-based oil distribution companies, Super Service Oil and Mohawk Oil. Together with three smaller acquisitions that the Company also completed during 1998, the Company's oil business serves over 4,000 residential customers and a large commercial base. While these acquisitions further the Company's transition to a diversified energy provider, the oil business sustained substantial operating losses in 1998 during the first year of operations. These losses were primarily due to lost operating margin from warmer than normal weather, lower than anticipated commercial margins, and the costs associated with liquidating fixed purchase commitments and option contracts for oil when market prices dropped significantly.

     An increase in sales to customers to be acquired by acquisition, as well as a planned return to typical profit margins are expected to reduce the loss sustained in 1998 so that only a small loss is generated in 1999. More favorable profit margins should be achieved as substantially all sales commitments have been hedged with financial instruments to protect the business from the impact of dramatic price movements. Additionally, management is focusing its marketing efforts on the higher margin residential segment.

                                    Page-4

   The Company's retail energy marketing subsidiary, ProvEnergy Services, also has substantial growth opportunities as the New England energy markets deregulate. ProvEnergy Services experienced natural gas sales volume growth of 150 percent and a fifteen-fold increase in the number of customers in 1998. ProvEnergy Services expects significant customer growth again in 1999 but forecasts a small operating loss.

   In May 1998, the Company and Southern Energy, Inc. (Southern) agreed to end their joint efforts to develop a New England retail energy business using ProvEnergy Services, which was doing business under the name Providence-Southern. The Company will continue to use ProvEnergy Services as the vehicle to grow its natural gas, oil and electricity business to retail accounts throughout New England.

   During 1998, ProvEnergy Services made a successful transition from Southern to other natural gas suppliers, including Duke Energy Trading and Marketing, L.L.C.(DETM) to provide its wholesale natural gas supply. In the future, ProvEnergy Services anticipates the continued availability of competitively priced wholesale energy supplies.

   Through May 1998, Southern funded 60 percent of the net retail start-up operating expenses incurred by ProvEnergy Services. ProvEnergy Services anticipates growing the business sufficiently to generate only a small operating loss for 1999.

   In July 1998, the Company and ERI Services, Inc. (ERI Services) formed a joint venture, Capital Center Energy Company, LLC (CCEC). CCEC is owned 50 percent by the Company's subsidiary, ProvEnergy Power Company, LLC, and 50 percent by ERI Services' subsidiary, ERI Providence, LLC. CCEC's wholly-owned subsidiary, DownCity Energy Company, LLC (DownCity Energy), was selected as the exclusive electric, heat and air conditioning (HVAC) and related service provider for most of the Providence Place Mall (the Mall) for the next thirty years.

   DownCity Energy will serve more than three million square feet of retail stores, common areas, offices and parking facilities in the Mall. Currently, the Mall's three anchor stores and the cinema are not included in the plan. The electric demand to be met by DownCity Energy is expected to be 12 megawatts, the approximate consumption of more than 6,500 households. The system being developed for the Mall includes three on-site natural gas powered electric generators.

   Under the agreement with Commonwealth Development Group, developers of the Mall, DownCity Energy will perform the following:

   . Own, operate and maintain the HVAC systems.
   . Provide electric supply and emergency power.
   . Own, operate and maintain a six megawatt on-site generation plant to provide electric and emergency supply.
   . Provide metering services for each of the tenants.
   . Manage all energy billing to the tenants and the developer.

   Construction of the energy systems began this summer. The entire energy project will be operational in advance of the scheduled August 1999 opening of the Mall. DownCity Energy did not have a significant impact on the Company's results of operations in 1998. The projected investment in CCEC is $30 million. As of September 30, 1998, the Company had invested $2 million of its total projected investment of $15 million. This contract, the largest of its kind in New England, has the potential to increase the Company's earnings by five percent within five years.

C) New Accounting Pronouncements

   Please refer to Footnote 17 of the accompanying Consolidated Financial Statements.

                                    Page-5

RESULTS OF OPERATIONS - 1997 VERSUS 1996

Energy Revenues and Operating Margin

  During 1997, the Company experienced normal weather as opposed to colder-than-normal weather in 1996, which resulted in 1997 temperatures that were 5.2 percent warmer than 1996. The decrease in heating load due to the warmer temperatures resulted in decreased margin of approximately $1.7 million, which was offset by increased margin of $.7 million as a result of load growth and an increase in the average annual number of customers during 1997 over 1996 of 1,707 or one percent. Primarily as a result of the warmer temperatures experienced in 1997, residential sales decreased 570 million cubic feet (MMcf) or four percent. The Company's commercial and industrial firm sales decreased approximately 1,608 MMcf or 16.6 percent as a result of warmer weather and customer migrations from sales service to transportation service in connection with unbundling natural gas service in Rhode Island. In 1996, approximately 120 of the largest commercial and industrial customers were eligible for unbundled service offerings. In December 1997, an additional 3,400 medium and large commercial and industrial customers were eligible. This migration of customers to transportation did not have a material effect on margin.

  The decrease due to weather was also offset by increases in margin of $.8 million as a result of the rate increase effective December 17, 1995, and $.4 million as the result of an increase in revenues associated with the phase-in of post-retirement expenses related to Statement of Financial Accounting Standards No. 106. The remaining increase in margin was primarily due to ProvEnergy Services, which was doing business as Providence-Southern, and improved operating efficiencies in the tracking and delivery of gas.

  Interruptible and other volumes remained consistent with last year. Operating margin from interruptible and other sales did not affect the Company's operating margin or results of operations because the RIPUC required the Company to return any margins earned from these non-firm customers to firm customers through the GCC. Beginning October 1, 1997, under Energize RI discussed in Note 9 to the accompanying Consolidated Financial Statements, the Company will retain all margins earned from these non-firm sales.

  The Company's transportation volumes increased approximately 1,345 MMcf as the result of the unbundling process described above. As the unbundling process continues, the Company expects transportation revenues and volumes will continue to increase as customers migrate from sales to transportation.

Operating and Maintenance Expenses

  Overall, operating and maintenance expenses have decreased approximately $.3 million or .5 percent versus 1996. The Company had an $.8 million decrease in outside services due to expenditures made in the prior year to develop new energy service offerings as well as expenses related to the IRP. This decrease was offset by an increase in operating expenses of $.7 million from ProvEnergy Services. In addition, the Company's labor increased by $.8 million related to cost of living and negotiated union contract increases. This increase in labor was offset by an increase in capitalized labor and administrative expenses of $.7 million. This increase was the result of increased capital projects in 1997 as well as an increase in expenses allocated to capital projects. The Company also incurred increased post-retirement benefit expenses of $.3 million as the result of the continued phasing of these expenses into the Company's rates in 1997. The remaining decrease of $.6 million relates primarily to cost management.

Depreciation and Amortization

  Depreciation and amortization expense increased approximately $.9 million or
7.3 percent primarily as the result of increased capital additions, including technology related assets with shorter depreciable lives, as well as an increase in depreciation rates that became effective with the rate increase on December 17, 1995.

                                    Page-6

Taxes

  Taxes increased approximately $.7 million or 3.7 percent primarily as the result of increased property taxes due to increased capital spending as well as increased property tax rates in 1997.

Other, net

  Other, net decreased approximately $.9 million. This decrease was the result of increased energy venture costs of approximately $.3 million in 1997. The remainder of the decrease was primarily due to regulatory adjustments of $.9 million in 1996 as the result of the rate decision effective December 17, 1995. This was offset by increases in the allowance for funds used during construction of $.2 million as the result of increased capital spending.

Interest Expense

  Interest expense for 1997 was stable when compared to 1996. Interest expense increased approximately $.1 million primarily as the result of an increase in interest on long-term debt due to the Series R First Mortgage Bond issuance by ProvGas in December 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company meets seasonal cash requirements and finances its capital expenditures program on an interim basis through short-term borrowings. Management believes its available financings are sufficient to meet these seasonal needs.

  During the current year, the Company's cash flow from operations increased approximately $13.7 million compared to the same period last year. This increase was primarily due to the sale of ProvGas' working gas in storage to Duke Energy Trading and Marketing, L.L.C. as well as the impact of Energize RI changes.

  Capital expenditures for 1998 of $28.6 million increased $7.8 million or 37.2 percent when compared to the $20.9 million last year. As part of Energize RI, ProvGas' spending increased as a result of making significant capital improvements to its distribution system. These improvements will expand the distribution system into economically developing areas of Rhode Island, as well as accelerate the replacement of older mains and services. Additional expenditures relating to ProvGas' decision to move to a client server environment, as well as to computerize existing paper records of its distribution system, have also contributed to this increase. Anticipated capital expenditures during the next two fiscal years are expected to total approximately $58.5 million.

  To finance capital expenditures, ProvGas issued $15 million of Series S First Mortgage Bonds in April 1998 at 6.82 percent. These bonds require semi-annual interest payments and a lump sum repayment of principal in 20 years.

  To reduce its long-term borrowing costs, ProvGas repurchased $6.4 million of Series M First Mortgage Bonds in September 1998. The cost to repurchase was comprised of $6.4 million in principal and $1.4 million in premium. ProvGas is planning to issue $15 million in First Mortgage Bonds to cover the cost of the repurchase as well as for general corporate purposes. The future bond issuance is anticipated to be for a 30 year term at an interest rate expected to be less than 7.0 percent. ProvGas estimates savings of approximately $1.8 million over the life of the new debt based on a projected interest rate of 6.75 percent. ProvGas has received an order from the Division which permits the amortization of the bond premium over the life of the new debt.

                                    Page-7

HEDGING

   The Company's strategy is to use financial instruments for hedging purposes to manage the impact of market fluctuations on contractual sales commitments. Two of the Company's wholly-owned subsidiaries, ProvEnergy Oil Enterprises, Inc. (ProvEnergy Oil), and Providence Energy Services, use financial instruments to manage market risks and reduce their exposure to fluctuations in the market prices of home heating oil, diesel, heavy oil and natural gas.

   At September 30, 1998, ProvEnergy Oil held futures and option contracts with a fair market value of approximately $.2 million. The estimated fair market value of these contracts is based on quoted market prices. The contracts have maturities of one year or less. Net unrealized gains related to these instruments of approximately $.1 million have been deferred on the accompanying Consolidated Balance Sheets as a component of common stockholders' equity at September 30, 1998. During 1998, ProvEnergy Oil incurred approximately $.5 million of costs associated with liquidating fixed purchase commitments and option contracts for oil when market prices dropped.

   At September 30, 1998, ProvEnergy Services and ProvEnergy Oil held forward purchase commitments for their supply needs with a fair market value of approximately $15.2 million which were acquired at a cost of approximately $15.6 million. The fair market value of these forward contracts is based on quoted market prices and the contracts have maturities of less than two years.

YEAR 2000 DISCLOSURE

   Many companies' software programs and computing infrastructure use two-digit years to define the applicable year, rather than four-digit years, and have time-sensitive software that may recognize a date using "00" as the last two digits of the year 1900, rather than the year 2000. This could result in the computer or embedded hardware shutting down or performing incorrect computations. On July 29, 1998, the Securities and Exchange Commission issued an Interpretation entitled "Disclosure of Year 2000 Issues and Consequences by Public Companies, Investment Advisers, Investment Companies, and Municipal Securities Issuers," requiring extensive detailed reporting and disclosure of a company's progress in addressing the Year 2000 impact. Pursuant to this Interpretation, the Company is providing the following disclosure.

Readiness

   The Company recognizes that the products and services that the Company provides to its customers are essential. The Year 2000 computer problem poses a significant challenge to the Company's ability to continue to provide these products and services. Senior management has made Year 2000 readiness a top priority, and in response to that challenge, has established a Year 2000 Project Office to ensure the continuity of mission critical business systems and processes before and beyond the Year 2000. The Company has hired two international consulting firms to assist the Company in the areas of assessment, strategy, staffing and the selection and execution of a recognized methodology to assess Year 2000 readiness. The Project Office oversees work in the following four areas:

1. Information Technology (IT) Systems

   The Company continues to implement its technology plan developed in 1992 which includes the migration from a mainframe centric to a client server centric environment. The migration includes the replacement of the Customer Information System (CIS) which supports the business function of customer inquiry, service orders and billing. It also includes the replacement of its business applications such as financial, human resources, and procurement with an Enterprise Resource Planning (ERP) system. These new systems have been represented by the suppliers to be Year 2000 ready. The migration of CIS and ERP, including testing of these new systems, is expected to be completed by June 30, 1999.

   The Company has completed an inventory of its remaining IT systems and is in the process of assessing these systems. The Company is preparing procurement policies as part of its efforts to ensure Year 2000 readiness for any future changes to its IT systems environment or future acquisitions of IT systems.

                                    Page-8

2.  Embedded Systems

    The Company is working with an international management consulting and engineering firm with industry-specific experience to address the Year 2000 readiness of embedded microprocessors deployed in its distribution and facility operations. The distribution area covers, but is not limited to, the monitoring, storage, measurement and control of the flow of natural gas. The facility area covers, but is not limited to, back-up power supply, HVAC and security at the Company's offices.

    The Company has completed reviewing 99 percent of its embedded components inventory. This inventory has been loaded into the Company's database and has been matched against the consultant's proprietary database to assess which components are Year 2000 ready. The consultant's proprietary database contains important information collected by the consultant through its industry network. To date, the consultant's database immediately identified 69 percent of the components. Ninety-four percent of the identified components were determined to be compliant and six percent were determined to be non-compliant. The components associated with the Company's mission critical systems have been identified in the database, and many of these components are compliant. Remediation planning is underway to address the remaining components. The Company will work closely with the consultants to assess the segment of components that could not be matched or identified in the consultant's proprietary database. This work includes direct follow-up with the manufacturers of those components. This assessment is expected to be completed by December 1998 at which point the Company can better evaluate the impact of any system failure. Remediation and testing of mission critical systems is scheduled to be completed by June 30, 1999 and remediation and testing of all other embedded systems is planned to be completed by September 30, 1999.

3.  Upstream/Downstream

    The Company has developed a communication plan to keep shareholders, customers, employees, and other major constituencies informed about the Company's plans and the state of readiness concerning the Year 2000 computer problem. The Company has developed a plan to address the readiness of its major suppliers which includes a combination of written requests, telephone interviews, and leveraging of customer groups and site visits. The Company is actively participating with the Rhode Island Y2K (Year 2000) Group which acts as a communication forum for key customers as well as the other essential suppliers of services such as: telecommunications, water and electric. The Company expects to have its assessment of its supply chain completed by January 31, 1999. The Company's strategy includes the continual monitoring of any risk areas that surface as a result of that assessment.

4.  Contingency Planning

    The Company has contingency plans in place for response to certain emergency operational situations. The Company also intends to begin developing actionable contingency plans pertinent to the Year 2000 computer problem following substantial completion of the assessment of its systems and third party relationships. Representatives from the Company are participating in industry consortiums related to contingency planning. The planning will factor the results of the risk assessments in the three areas mentioned above, taking into account the major business processes of the Company. The Company expects its Year 2000 contingency plans to be finalized and in place by June 30, 1999.


YEAR 2000 COSTS

    The Company expects to complete its comprehensive budget for all phases of its Year 2000 effort by January 31, 1999. ProvGas will capitalize Year 2000 costs with a five-year amortization period consistent with the regulatory treatment approved by the RIPUC under ProvGas' Energize RI program. As of September 30, 1998, ProvGas has deferred Year 2000 costs of $2.5 million. The Company estimates the cost of the assessment phase of its Year 2000 effort to be less than $1 million. The Company does not yet have a cost estimate applicable to remediation at this time.

                                    Page-9

POTENTIAL RISKS

   The Company must complete its migration to a client server environment and must complete the implementation of CIS and ERP and the upgrade of its System Control and Data Acquisition software application. Although the Company expects to achieve these goals in a timely manner, the Company cannot guarantee these results. A delay in completing these projects or the inability of any of these systems to perform their respective fundamental functions would result in the Company experiencing significant business disruption.

   The majority of the Company's natural gas supply is delivered over third-party interstate transmission lines from the Gulf coast to Rhode Island. These interstate transmission lines use many compressor stations to move the gas. These compressor stations are controlled and monitored remotely, each station using hundreds of embedded components. If these embedded systems reach critical failure without manual backup, the Company will experience an indeterminate amount of gas supply loss. Although the Company expects the natural gas delivery systems to operate in the Year 2000, the Company cannot guarantee this will occur. If the loss of gas supply exceeds the Company's access to its reserves in storage and its liquefied natural gas capability, the Company will not be able to serve certain customer segments. The Company's inability to serve its customers would result in a loss of revenue and potential claims.

COMMON STOCK INFORMATION

                                                   Dividend Paid
Quarter Ended                 High        Low        Per Share
--------------------------  ---------  ---------   -------------
September 30, 1998          $  21 3/8  $  19 1/4           $.27
June 30, 1998                  21 1/4     19 1/2            .27
March 31, 1998                 22 1/8     20 5/8            .27
December 31, 1997              22         17 11/16          .27

September 30, 1997          $19 11/16  $  17 1/4           $.27
June 30, 1997                18 3/8       17 1/8            .27
March 31, 1997               20 1/2       16 1/2            .27
December 31, 1996            18 3/4       16 3/4            .27

                                    Page-10

FINANCIAL AND OPERATING STATISTICS - NATURAL GAS DISTRIBUTION
For the Years Ended September 30

                                      1998      1997     1996      1995      1994      1993
                                    --------  -------- --------  --------  --------  --------
Natural gas distribution revenue
 (thousands of dollars):
  Residential                       $126,479  $135,259 $128,875  $106,387  $130,888  $120,997
  Commercial/
   industrial                         47,629    66,352   74,625    61,491    76,174    72,974
  Firm transportation                  7,682     2,251      330       171         -         -
                                    --------   -------  -------  --------  --------  --------
  Total firm                         181,790   203,862  203,830   168,049   207,062   193,971
  Interruptible and other              5,502    10,299    9,882    14,026    14,471    14,336
  Non-firm transportation                792       504      411       633       287        54
  Other                                  650       593      623     1,284       958       954
                                    --------   -------  -------  --------  --------  --------
   Total natural gas
    distribution revenue            $188,734  $215,258 $214,746  $183,992  $222,778  $209,315
                                    ========  ======== ========  ========  ========  ========

Gas sold and transported (MMcf):
  Residential                         13,007    13,853   14,423    12,709    14,122    13,783
  Commercial/
  industrial                           5,727     8,086    9,694     8,772     9,360     8,926
  Firm transportation                  4,223     1,818      379       208         -         -
                                    --------   -------  -------  --------  --------  --------
  Total firm                          22,957    23,757   24,496    21,689    23,482    22,709
  Interruptible and other              1,409     2,633    2,610     4,950     4,547     3,985
  Non-firm transportation                999       907    1,001     1,473       656       386
  Company use and
   other                                 946       871    1,017       919     1,182     1,187
                                    --------   -------  -------  --------  --------  --------
 Total gas sold and transported       26,311    28,168   29,124    29,031    29,867    28,267
 Less: off-system sales                    -       280      412     1,682     2,179       501
                                    --------   -------  -------  --------  --------  --------
   Total gas delivered                26,311    27,888   28,712    27,349    27,688    27,766
                                    ========   =======  =======  ========  ========  ========

Gas purchased, produced and
  transported (MMcf):
  Pipeline natural
   gas-contract                       21,008    17,328   17,979    16,591    22,880    18,044
  Pipeline natural
   gas-spot purchases                      -     3,271    5,197     7,935     3,533     7,936
  Pipeline natural
   gas-transportation                  5,222     2,725    1,380     1,681       656       386
  Underground storage                     81     4,163    3,129     2,270     1,697       879
  Liquefied natural gas                    -       681    1,439       554     1,101     1,022
                                    --------   ------- --------  --------  --------  --------
   Total gas sold and
    transported                       26,311    28,168   29,124    29,031    29,867    28,267
                                    ========   =======   ======  ========  ========  ========
Average annual number of
gas distribution customers:
  Residential                        152,837   151,152  149,487   147,935   145,793   143,771
  Commercial/
  industrial                          15,981    16,656   16,645    16,509    16,337    16,264
  Firm transportation                    884        50        6         1         -         -
                                    --------   -------  -------  --------  --------  --------
  Total firm                         169,702   167,858  166,138   164,445   162,130   160,035
  Interruptible and
  non-firm transportation                123       125      138       142       141       123
                                    --------   -------  -------  --------  --------  --------
    Total                            169,825   167,983  166,276   164,587   162,271   160,158
                                    ========   =======  =======  ========  ========  ========

                                    Page-11

Total number of gas
 distribution customers
 at year-end                  168,180   166,535    164,312   163,294    159,375    159,135
                              =======   =======    =======   =======    =======    =======
Residential heating:
 Average consumption per
   customer (Mcf)                 101       109        116       103        117        116
 Average revenue per
   customer                  $    957  $  1,043   $  1,016  $    844   $  1,068   $  1,008
 Average rate per
   Mcf                       $   9.51  $   9.55   $   8.77  $   8.19   $   9.10   $   8.68
 Average annual number
   of customers               123,023   120,826    118,724   116,826    114,461    112,497
 Maximum daily sendout
 (MMcf)                           181       188        189       202        206        185
 Actual calendar degree
  days                          5,206     5,657      5,967     5,111      5,977      5,718
 Normal calendar degree
  days                          5,652     5,652      5,682     5,709      5,709      5,811

1 Mcf is one thousand cubic feet; 1 MMcf is one million cubic feet.

                                    Page-12

SELECTED FINANCIAL DATA - SUMMARY OF OPERATIONS
For the Years Ended September 30

(thousands, except per share amounts)

                               1998      1997       1996      1995       1994      1993
                               ----      ----       ----      ----       ----      ----
Energy revenues              $221,306  $220,420   $215,152  $183,992   $222,778  $209,315
Cost of energy                122,733   124,376    120,246   100,944    135,104   126,314
                             --------  --------   --------  --------   --------  --------
Operating margin               98,573    96,044     94,906    83,048     87,674    83,001
                             --------  --------   --------  --------   --------  --------
Other operating expenses,
  excluding taxes              66,478    61,642     61,030    54,838     55,838    52,921
Taxes, other than income       13,981    13,732     13,007    11,769     12,540    12,597
Federal income taxes            3,628     4,608      4,683     3,104      4,460     3,554
                             --------  --------   --------  --------   --------  --------
Total operating
  expenses                     84,087    79,982     78,720    69,711     72,838    69,072
                             --------  --------   --------  --------   --------  --------
Operating income               14,486    16,062     16,186    13,337     14,836    13,929
Other, net                        576        (2)       945       865        196        37
                             --------  --------   --------  --------   --------  --------
Income before interest
  expense and preferred
  dividends of subsidiary      15,062    16,060     17,131    14,202     15,032    13,966
Interest expense                8,133     7,603      7,465     7,379      6,247     6,653
                             --------  --------   --------  --------   --------  --------
Income after interest
 expense                        6,929     8,457      9,666     6,823      8,785     7,313
Preferred dividends of
 subsidiary                      (487)     (626)      (696)     (696)      (696)     (696)
                             --------  --------   --------  --------   --------  --------
Net income                      6,442     7,831      8,970     6,127      8,089     6,617
Common dividends                6,377     6,242      6,155     6,062      5,856     4,889
                             --------  --------   --------  --------   --------  --------
Earnings reinvested in
  the corporation            $     65  $  1,589   $  2,815  $     65   $  2,233  $  1,728
                             ========  ========   ========  ========   ========  ========

Weighted average common
  shares outstanding          5,919.7   5,790.1    5,709.2   5,624.2    5,534.1   4,761.8
                             ========  ========   ========  ========   ========  ========
Net income per
common share - basic         $   1.09  $   1.35   $   1.57  $   1.09   $   1.46  $   1.39
                             ========  ========   ========  ========   ========  ========
Net income per
common share - diluted       $   1.09  $   1.35   $   1.57  $   1.09   $   1.46  $   1.39
                             ========  ========   ========  ========   ========  ========
Common dividends             $   1.08  $   1.08   $   1.08  $   1.08   $   1.06  $   1.02
                             ========  ========   ========  ========   ========  ========

                                    Page-13

OTHER FINANCIAL DATA
September 30

(thousands, except per share amounts)

                                           1998      1997      1996      1995      1994      1993
                                           ----      ----      ----      ----      ----      ----
Total assets                             $253,410  $255,510  $250,150  $227,127  $233,311  $224,550
Gas plant--at
  original cost                           324,502   300,829   279,849   262,769   239,830   221,769
Gas plant--net of
  depreciation                            202,313   190,307   179,473   169,792   159,012   149,272
Capitalization:
  Common stockholders'
    equity                                 88,234    85,661    82,565    78,524    77,156    73,368
  Redeemable cumulative
    preferred stock                         4,800     6,400     8,000     8,000     8,000     8,000
  Long-term debt                           80,155    72,372    72,456    74,482    60,079    62,163
Shares of common stock
    at year-end                             5,969     5,832     5,748     5,668     5,581     5,486
Book value per share                     $  14.78  $  14.69  $  14.36  $  13.85  $  13.82  $  13.37
                                          =======   =======   =======   =======   =======   =======

                                    Page-14

CONSOLIDATED BALANCE SHEETS
September 30


(thousands of dollars)                                 1998      1997
-----------------------------------------------------------------------
ASSETS
Gas plant, at original cost (notes 1,4,7, and 9)     $324,502  $300,829
  Less--Accumulated depreciation and plant
      acquisition adjustments (notes 1 and 9)         122,007   110,365
                                                     --------  --------
                                                      202,495   190,464
                                                     --------  --------
Other property, net                                     2,692     1,182
                                                     --------  --------
Current assets:
  Cash and temporary cash
    investments (notes 1 and 8)                         2,006     1,063
  Accounts receivable, less allowance of
    $2,720 in 1998 and $1,886 in 1997
    (notes 1 and 3)                                    14,067    14,852
  Unbilled revenues (note 1)                            1,665     2,683
  Deferred gas costs (notes 1,7, and 9)                     -     7,231
  Inventories, at average cost-
    Liquefied natural gas, propane, and under-
      ground storage                                      656    18,217
    Materials and supplies                              1,433     1,287
  Prepaid and refundable taxes (note 2)                 5,377     4,005
  Prepayments                                           1,853     1,039
                                                     --------  --------
                                                       27,057    50,377
                                                     --------  --------

Investments (notes 11 and 13)                           2,169         -
Deferred charges and other assets
  (notes 1,3,and 6)                                    18,997    13,487
                                                     --------  --------
    Total assets                                     $253,410  $255,510
                                                     ========  ========

CAPITALIZATION AND LIABILITIES
Capitalization (see accompanying statement)          $173,254  $164,433
                                                     --------  --------
Current liabilities:
  Notes payable (notes 5 and 8)                        20,079    23,675
  Current portion of long-term debt (note 4)            3,233     3,707
  Accounts payable (notes 6, 7, and 8)                  9,325    16,755
  Accrued taxes                                         2,714     2,506
  Accrued vacation                                      1,706     1,715
  Customer deposits                                     3,034     3,461
  Other                                                 6,773     5,531
                                                     --------  --------
                                                       46,864    57,350
                                                     --------  --------
Deferred credits and reserves:
  Accumulated deferred Federal income taxes (note 2)   22,292    21,495
  Unamortized investment tax credits (note 2)           2,217     2,375
  Other (notes 6 and 7)                                 8,783     9,857
                                                     --------  --------
                                                       33,292    33,727
                                                     --------  --------

Commitments and contingencies (notes 7 and 9)               -         -

   Total capitalization and liabilities              $253,410  $255,510
                                                     ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

                                    Page-15

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended September 30

(thousands, except per share amounts)      1998       1997       1996
---------------------------------------  ---------  ---------  ---------

Energy revenues                          $221,306   $220,420   $215,152
Cost of energy                            122,733    124,376    120,246
                                         --------   --------   --------
  Operating margin                         98,573     96,044     94,906
                                         --------   --------   --------
Operating expenses:
  Operation and maintenance                51,993     48,768     49,033
  Depreciation and amortization            14,485     12,874     11,997
  Taxes:
    State gross earnings                    5,618      6,045      6,063
    Local property and other                8,363      7,687      6,944
    Federal income (note 2)                 3,628      4,608      4,683
                                         --------   --------   --------
Total operating expenses                   84,087     79,982     78,720
                                         --------   --------   --------
Operating income                           14,486     16,062     16,186
Other, net (note 1, 2, and 16)                576         (2)       945
                                         --------   --------   --------
Income before interest expense and
   preferred dividends of subsidiary       15,062     16,060     17,131
                                         --------   --------   --------

Interest expense:
  Long-term debt                            6,391      6,042      5,889
  Other                                     1,998      1,786      1,682
  Interest capitalized                       (256)      (225)      (106)
                                         --------   --------   --------
                                            8,133      7,603      7,465
                                         --------   --------   --------
Income after interest expense               6,929      8,457      9,666

Preferred dividends of subsidiary
(note 4)                                     (487)      (626)      (696)
                                         --------   --------   --------

Net income                               $  6,442   $  7,831   $  8,970
                                         ========   ========   ========
Net income per common
  share - basic                          $   1.09   $   1.35   $   1.57
                                         ========   ========   ========
Net income per common
  share - diluted                        $   1.09   $   1.35   $   1.57
                                         ========   ========   ========
Weighted average common
  shares outstanding (note 12):
  Basic                                   5,919.7    5,790.1    5,709.2
                                         ========   ========   ========
  Diluted                                 5,929.7    5,794.3    5,712.0
                                         ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                                    Page-16

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30

(thousands of dollars)                                     1998       1997       1996
----------------------------------------------------     ---------  ---------  ---------
Cash provided by -
  Operating Activities:
    Income after interest expense                        $  6,929   $  8,457   $  9,666
    Items not requiring cash:
      Depreciation and amortization                        14,294     12,846     12,012
      Changes as a result of regulatory action              1,500          -     (1,453)
      Deferred Federal income taxes                         1,131        703      1,943
      Loss/(gain) on sale of other property (note 16)          37          -       (699)
      Write-down of other property (note 16)                    -          -        714
      Amortization of investment tax credits                 (158)      (158)      (158)
      Changes in assets and liabilities
        which provided (used) cash:
         Accounts receivable                               21,504       (187)      (634)
         Unbilled revenues                                  1,018       (326)       298
         Deferred gas costs                                    78      6,041    (12,079)
         Inventories                                         (169)    (2,222)    (5,626)
         Prepaid and refundable taxes                      (1,646)        14      1,857
         Prepayments                                         (800)       501       (174)
         Accounts payable                                  (3,495)      (617)     3,270
         Accrued taxes                                        202        526        (21)
         Accrued vacation, customer deposits,
            and other                                         796       (388)     1,462
         Deferred charges and other                           383      2,697      1,307
                                                         --------   --------   --------
         Net cash provided by operating activities         41,604     27,887     11,685
                                                         --------   --------   --------


 Investment Activities:
    Expenditures for property, plant
      and equipment, net                                  (28,632)   (20,875)   (20,781)
    Expenditures for business acquistions (note 14)        (2,744)         -          -
    Investment in joint venture (note 13)                  (2,000)         -          -
    Proceeds from sale of other property (note 16)            698          -        725
    Cash paid for financial instruments                      (104)         -          -
                                                         --------   --------   --------
        Net cash used in investing activities             (32,782)   (20,875)   (20,056)
                                                         --------   --------   --------


  Financing Activities:
    Issuance of common stock                                    -         44         31
    Proceeds from exercise of stock options                   115         34          -
    Issuance of mortgage bonds                             15,000          -     15,000
    Repurchase of mortgage bonds                           (6,363)         -          -
    Premium payment on bonds                               (1,392)         -          -
    Redemption of preferred stock                          (1,600)    (1,600)         -
    Issuance of long-term debt                                  -      1,345          -
    Payments on long-term debt                             (3,799)    (2,164)    (1,954)
    Increase (decrease) in notes payable                   (4,462)       405        933
    Cash dividends on preferred shares (note 4)              (487)      (626)      (696)
    Cash dividends on common shares                        (4,891)    (4,811)    (4,797)
                                                         --------   --------   --------
    Net cash provided (used) by financing
     activities                                            (7,879)    (7,373)     8,517
                                                         --------   --------   --------

Increase (decrease) in cash                                943       (361)       146
Cash and temporary cash investments at beginning
   of year                                               1,063      1,424      1,278
                                                      --------   --------   --------
Cash and temporary cash investments at the end
   of year                                            $  2,006   $  1,063   $  1,424
                                                      ========   ========   ========

                                    Page-17

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30 (continued)

(thousands of dollars)                                  1998        1997         1996
----------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for-
    Interest (net of amount capitalized)             $  7,606    $   7,476     $  6,738
    Income taxes (net of refunds)                    $  3,750    $   2,036     $  2,851
  Schedule of non-cash investing activities:
    Capital lease obligations for equipment          $     -     $     437     $     -
    Other long-term debt for equipment               $     -     $   1,983     $     -

The accompanying notes are an integral part of these consolidated financial statements.

                                    Page-18

CONSOLIDATED STATEMENTS OF CAPITALIZATION
September 30

(thousands)                                                     1998      1997
--------------------------------------------------------------------------------
Common stockholders' investment (notes 4, 6, and 10):
  Common stock, $1 Par, Authorized - 20,000 shares
  Outstanding - 5,969 shares in 1998 and 5,832 shares
   in 1997                                                    $  5,969  $  5,832
  Amount paid in excess of par                                  59,198    56,827
  Retained earnings                                             23,067    23,002
                                                              --------  --------
Common equity                                                   88,234    85,661
                                                              --------  --------

Unrealized gain on financial instruments (note 11)                  65         -
                                                              --------  --------

Cumulative preferred stock of subsidiary (notes 4 and 8):
  Redeemable 8.7% Series, $100 Par
  Authorized - 80 shares
  Outstanding - 48 shares as of 1998 and
   64 shares as of 1997                                          4,800     6,400
                                                              --------  --------
Long-term debt (notes 4, 7, and 8):
 First Mortgage Bonds, secured by property
   Series M, 10.25%, due July 31, 2008                           2,728    10,000
   Series N, 9.63%, due May 30, 2020                            10,000    10,000
   Series O, 8.46%, due September 30, 2022                      12,500    12,500
   Series P, 8.09%, due September 30, 2022                      12,500    12,500
   Series Q, 5.62%, due November 30, 2003                        9,600    11,200
   Series R, 7.50%, due December 30, 2025                       15,000    15,000
   Series S, 6.82%, due April 1, 2018                           15,000         -

 Other long-term debt                                            4,890     3,207
 Capital leases                                                  1,170     1,672
                                                              --------  --------
                                                                83,388    76,079
 Less-current portion                                            3,233     3,707
                                                              --------  --------
                                                                80,155    72,372
                                                              --------  --------

Total capitalization                                          $173,254  $164,433
                                                              ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

                                    Page-19

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' INVESTMENT For the Three Years Ended September 30

                                               Shares           Amount Paid                Unrealized Gain
                                        Issued and Outstanding   In Excess   Retained            on
                                        ----------------------
(thousands)                              Number        Amount      of Par    Earnings    Financial instruments
---------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995              5,668         $5,668     $54,258    $18,598         $       -
Add (deduct):
 Net income                                  -              -           -      8,970                 -
 Dividends ($1.08 per share)                 -              -           -     (6,155)                -
 Dividend reinvestment, cash
   stock purchase plan, and employee
   benefit plans                            80             80       1,309          -                 -
 Accrual for stock compensation
   plans                                     -              -        (227)         -                 -
 Amortization of deferred
   compensation for stock
   compensation plans                        -              -          64          -                 -
                                         -----       --------    --------   --------           -------

Balance, September 30, 1996              5,748          5,748      55,404     21,413                 -
Add (deduct):
 Net income                                  -              -           -      7,831                 -
 Dividends ($1.08 per share)                 -              -           -     (6,242)                -
 Dividend reinvestment, cash
   stock purchase plan, and employee
   benefit plans                            82             82       1,392          -                 -
 Exercise of stock options                   2              2          32          -                 -
 Accrual for stock compensation
   plan                                      -              -        (110)         -                 -
 Amortization of deferred
   compensation for stock
   compensation plans                        -              -         109          -                 -
                                         -----       --------    --------   --------           -------

Balance, September 30, 1997              5,832          5,832      56,827     23,002                 -
Add (deduct):
 Net income                                  -              -           -      6,442                 -
 Dividends ($1.08 per share)                 -              -           -     (6,377)                -
 Dividend reinvestment, cash
   stock purchase plan, and employee
   benefit plans                            76             76       1,410          -                 -
 Exercise of stock options                   7              7         108          -                 -
 Accrual for stock compensation
   plan                                      -              -        (266)         -                 -
 Amortization of deferred
   compensation for stock
   compensation plans                        -              -         163          -                 -
 Unrealized gain on
   financial instruments                     -              -           -          -                65
 Shares issued for acquisition              54             54         956          -                 -
                                         -----       --------    --------   --------           -------
Balance, September 30, 1998              5,969       $  5,969    $ 59,198   $ 23,067           $    65
                                         =====       ========    ========   ========           =======

The accompanying notes are an integral part of these consolidated financial statements.

                                    Page-20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

 CONSOLIDATION

     The consolidated financial statements include the accounts of Providence Energy Corporation and its wholly-owned subsidiaries (the Company). Energy revenues from natural gas sales and distribution as well as oil businesses are reflected in the accompanying Consolidated Statements of Income to arrive at operating income. Revenues and expenses of other operations include sales and rentals of appliances as well as real estate rentals and are presented after operating income in the accompanying Consolidated Statements of Income. All significant intercompany transactions have been eliminated in consolidation. The Company accounts for its investment in the Capital Center Energy Company, LLC joint venture under the equity method of accounting.

 USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 REGULATION

     The Providence Gas Company (ProvGas) is subject to regulation by the Rhode Island Public Utilities Commission (RIPUC). North Attleboro Gas Company (North Attleboro Gas) is subject to regulation by the Massachusetts Department of Telecommunications and Energy (MDTE). The accounting policies of ProvGas and North Attleboro Gas conform to GAAP as applied in the case of regulated public utilities and are in accordance with the regulators' accounting requirements and rate-making practices.

 ENERGY REVENUES

     Energy revenues are generated principally from natural gas and oil activities. The natural gas distribution companies record accrued natural gas distribution revenues based on estimates of gas volumes delivered but not billed at the end of an accounting period in order to match revenues with related costs.

 HEDGING

     Two of the Company's wholly-owned subsidiaries, Providence Energy Oil Enterprises, Inc. (ProvEnergy Oil) and Providence Energy Services, Inc. (ProvEnergy Services), use financial instruments to manage market risks and reduce their exposure to fluctuations in the market prices of home heating oil, diesel, heavy oil and natural gas. The Company's policy is not to hold or issue financial instruments for trading purposes but to utilize such instruments to hedge the impact of market price fluctuations.

     ProvEnergy Oil's and ProvEnergy Services' financial instruments qualify for hedge accounting. Hedge accounting is used in non-trading activities when there is a high degree of correlation between price movements in the instrument and the item designated as being hedged. Under hedge accounting, financial instruments with third parties are carried at market value with related unrealized gains and losses recorded as adjustments to equity in the Consolidated Statements of Capitalization. Realized gains and losses are recognized in the Consolidated Statements of Income when the hedge transaction occurs.

 LEASE ACCOUNTING

     Previously, the Company leased water heaters and other appliances to customers under finance leases. These leases are recorded on the accompanying Consolidated Balance Sheets at the gross investment in the leases less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the finance leases.

 GAS PLANT

     Gas plant is stated at the original cost of construction. In accordance with the uniform system of accounts prescribed by the RIPUC, the difference between the original cost of gas plant acquired and the cost to ProvGas is recorded as a Plant Acquisition Adjustment and is being amortized over periods ranging from 1 to 24 years.

     The Company capitalizes the costs of all technology investments with the exception of system maintenance costs unless deferral is approved by regulators.

                                    Page-21

 IMPAIRMENT OF LONG-LIVED ASSETS

     Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which became effective for the Company in 1997, established accounting standards for the impairment of long-lived assets. SFAS No. 121 also required that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings. SFAS No. 121 did not have an impact on the Company's financial position or results of operations.

 DEPRECIATION

     Depreciation is provided on the straight-line basis at rates approved by the RIPUC and the MDTE which are designed to amortize the cost of depreciable plant over its estimated useful life. The composite depreciation rate expressed as a percentage of the average depreciable gas plant in service was approximately 3.85 percent for 1998, 1997 and 1996.

     The Company retires property units by charging original cost, cost of removal, including environmental investigation and remediation costs, and salvage value to accumulated depreciation.

 GAS CHARGE CLAUSES

     In May 1996, the RIPUC approved a Rate Design Settlement Agreement (the Agreement). The Agreement included changes to ProvGas' gas cost recovery mechanism. Specifically, the Agreement replaced the previous Cost of Gas Adjustment Clause (CGA) with Gas Charge Clauses (GCC) effective June 2, 1996. In addition to the commodity and related pipeline transportation costs historically included in the CGA, the GCC provided for the recovery of: (1) inventory financing costs; (2) working capital associated with gas supply purchases; (3) bad debt expenses associated with the gas revenue portion of customer bills; and
(4) a substantial portion of liquefied natural gas operating and maintenance expenses, all of which were previously recovered in base rates. Similar to the former CGA, the GCC provided for reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts billed as compared to costs incurred was deferred and either refunded to, or recovered from, customers over a subsequent period. As a result of the Price Stabilization Plan Settlement Agreement described in Note 9, the GCC will be suspended for the period from October 1, 1997 through September 30, 2000. Any excess or deficiency in amounts billed as compared to costs incurred will be retained or borne by ProvGas during this period.

 ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

     The Company capitalizes interest and an allowance for equity funds in accordance with established policies of the RIPUC and MDTE. The rates used are based on the actual cost of debt and the allowed equity return. Interest capitalized is shown as a reduction of interest expense and the equity allowance is included in Other, net in the accompanying Consolidated Statements of Income.

 DEFERRED CHARGES AND OTHER ASSETS

     The Company defers and amortizes certain costs in a manner consistent with authorized or probable rate-making treatment.

     Deferred financing costs are amortized over the life of the related security while the remaining deferred regulatory charges and other assets are amortized over a recovery period specified by the respective regulatory commissions.

Deferred Charges and Other Assets include the following:

(thousands of dollars)                  1998     1997
-------------------------------------------------------
Pension costs                          $ 6,401  $ 7,379
Unamortized debt expense                 3,204    1,901
Goodwill, net                            2,839      106
Year 2000 costs                          2,518        -
Cost of fuel assistance program            895      808
Post-retirement benefits                   346      691
Deferred rate case expense (note 9)        183      164
Deferred costs related to
  phase-in plan                             75      272
Other deferred charges                   2,536    2,166
                                       -------  -------
   Total                               $18,997  $13,487
                                       =======  =======

                                    Page-22

TEMPORARY CASH INVESTMENTS

     Temporary cash investments are short-term, highly liquid investments with original maturities to the Company of not more than 90 days.

STOCK-BASED COMPENSATION

     Compensation expense associated with awards of stock or options to employees is measured using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (See Note 10).

INTANGIBLES

     All intangible assets are amortized on a straight-line basis over their estimated useful lives. The goodwill and customer list amortization periods associated with the recent oil acquisitions are 25 years and 10 years, respectively.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified for consistent presentation with the current year.

2. FEDERAL INCOME TAXES

     The Company records income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires deferred taxes to be provided for all temporary differences.

     The following is a summary of the provision for Federal income taxes for the three years in the period ended September 30:

(thousands of dollars)               1998    1997     1996
-----------------------------------------------------------
Current                             $2,526  $3,688   $2,989
Deferred                             1,131     703    1,943
                                    ------  ------   ------
Total Federal income tax
 provision                          $3,657  $4,391   $4,932
                                    ======  ======   ======

Income tax is charged (credited)
 to the following:

Charged to operating
 expenses                           $3,628  $4,608   $4,683
Included in other, net                  29    (217)     249
                                    ------  ------   ------
Total Federal income tax
 provision                          $3,657  $4,391   $4,932
                                    ======  ======   ======

     The effective Federal income tax rates and the reasons for their differences from the statutory Federal income tax rates are as follows:

                                     1998     1997    1996
-----------------------------------------------------------
Statutory Federal income
 tax rates                           34.0%    34.0%    34.0%
Reversing temporary differences       (.1)     (.3)      .5
Charitable contribution                 -        -      (.4)
Amortization of
 investment tax credits               (.5)     (.4)     (.4)
Non-deductible goodwill                .3        -        -
Other                                  .8       .9       .1
                                     ----     ----     ----
Effective Federal income
 tax rate                            34.5%    34.2%    33.8%
                                     ====     ====     ====

                                    Page-23

     The Company's deferred tax assets and liabilities for each of the two years in the period ended September 30 are the result of the following temporary differences:



(thousands of dollars)                             1998       1997
---------------------------------------------------------------------
LONG-TERM DEFERRED TAXES
------------------------
Tax assets
  Unamortized ITC                                $    773   $    828
  Other                                               413        305
Tax liabilities
  Property related                                (22,730)   (21,828)
  Pension costs                                      (237)      (222)
  Deferred charges                                   (511)      (578)
                                                 --------   --------
 Net deferred tax liability included in
  in accompanying Consolidated Balance Sheets    $(22,292)  $(21,495)
                                                 ========   ========
Prepaid taxes
-------------
Tax assets
  Accounts receivable reserves                   $    970   $    458
  Property tax reserves                              (136)      (229)
  Alternative minimum tax                               -        703
  Other                                               949      1,229
Tax liabilities
  Employee severance                                   56         56
  Other                                              (109)      (111)
                                                 --------   --------
Net prepaid taxes                                   1,730      2,106
Prepaid gross earnings tax
 and other                                          3,647      1,899
                                                 --------   --------
Net prepaid and refundable taxes
 included in accompanying
 Consolidated Balance Sheets                     $  5,377   $  4,005
                                                 ========   ========

     Investment tax credits are amortized through credits to other, net over the estimated lives of related property.

3.  LEASE RECEIVABLES

     Previously, the Company financed the installation of water heaters and other appliances for its customers under one to three-year finance agreements. Additionally, the Company leased water heaters and appliances to customers under 10-year sales-type leases.

Future minimum lease payments to be received are:
(thousands of dollars)
-------------------------------------------------
1999                                      $  450
2000                                         450
2001                                         340
                                          ------
                                           1,240
Amount representing interest                 197
                                          ------
Amount representing principal             $1,043
                                          ======

4.  CAPITALIZATION

A.  FIRST MORTGAGE BONDS

     In December 1995, ProvGas issued $15 million of Series R First Mortgage Bonds. These First Mortgage Bonds bear interest at the rate of 7.5 percent and mature in December 2025. The net proceeds provided by this indebtedness were used to pay down ProvGas' short-term debt.

                                    Page-24

     In April 1998, ProvGas issued $15 million of Series S First Mortgage Bonds. These First Mortgage Bonds bear interest at the rate of 6.82 percent and mature in April 2018. The net proceeds provided by this indebtedness were used to finance capital expenditures and pay down short-term debt.

     ProvGas' First Mortgage Bonds are secured by a lien on substantially all of the tangible and real property.

     As of September 30, 1998, the annual sinking fund requirements and maturities of long-term debt for each of the next five fiscal years are $1,873,000.

     In September 1998, ProvGas repurchased $6.4 million of Series M First Mortgage Bonds. The cost of repurchase was comprised of $6.4 million in principal and $1.4 million in premium. The premium will be amortized over the life of new debt which ProvGas expects to issue in fiscal 1999. ProvGas has received an order from the RI Division of Public Utilities and Carriers (Division) which permits the amortization of the bond premium over the life of the new debt.

     The Company's ability to pay dividends is largely dependent on the continuing operations of ProvGas. Approximately $15 million of ProvGas' retained earnings is available for dividends under the most restrictive terms of ProvGas' First Mortgage Bond Indenture.

B.  OTHER LONG-TERM DEBT

     During 1997, the Company financed equipment purchases of approximately $3,328,000 through the issuance of long-term notes to IBM Credit Corporation. The notes have five-year terms and interest rates ranging from 4.9 to 7.5 percent. As of September 30, 1998, the maturities of these long-term notes over the next five years are $632,000 in 1999, $670,000 in 2000, $708,000 in 2001,
$485,000 in 2002, and $74,000 in 2003.

C. REDEEMABLE PREFERRED STOCK

     ProvGas' preferred stock, which consists of 80,000 shares of $100 par value, has an 8.7 percent cumulative annual dividend rate payable on a quarterly basis, and has no voting power or privileges. The stock is subject to a cumulative annual sinking fund requirement of 16,000 shares per year at par ($1,600,000) plus accrued or unpaid dividends which commenced in February 1997. Accordingly, 16,000 shares were redeemed by ProvGas at par value in February 1998 and 1997, respectively.

5.  NOTES PAYABLE

     The Company meets seasonal cash requirements and finances capital expenditures on an interim basis through short-term bank borrowings. As of September 30, 1998, the Company had lines of credit totaling $68,950,000 with borrowings outstanding of $20,079,000. The Company pays a fee for its lines of credit rather than maintaining compensating balances. The weighted average short-term interest rate for borrowings outstanding at the end of the year was
5.86 percent in 1998, 5.79 percent in 1997, and 5.65 percent in 1996.

6.  EMPLOYEE BENEFITS

A.  RETIREMENT PLANS

     The Company has two pension plans providing retirement benefits for substantially all of its employees. The benefits under the plans are based on years of service and the employee's final average compensation. It is the Company's policy to fund at least the minimum required contribution.

     The following table sets forth the funding status of the pension plans and amounts recognized in the Company's Consolidated Balance Sheets at September 30, 1998 and 1997:

                                    Page-25


(thousands of dollars)                                     1998         1997
--------------------------------------------------------------------------------
Accumulated benefit obligation,
  including vested benefit obligation
  of $(46,175) as of September 30,
  1998 and $(38,094)
  as of September 30, 1997                              $ (54,986)   $ (45,022)
                                                        =========    =========
Projected benefit obligation for
  service rendered to date                              $ (71,540)   $ (60,323)
Plan assets at fair value (primarily
  listed stocks, corporate bonds, and
  U.S. bonds)                                              74,862       76,479
                                                        ---------    ---------
Excess of plan assets over
  projected benefit obligation                              3,322       16,156
Unrecognized (gain)                                        (9,872)     (23,813)
Unrecognized prior service cost                             2,559        2,842
Unrecognized net transition asset
  being recognized over 15 years
  from October 1, 1985                                       (272)        (408)
                                                        ---------    ---------
Net accrued pension cost included
  in other deferred credits and
  accounts payable at September 30,
  1998 and 1997                                         $  (4,263)   $  (5,223)
                                                        =========    =========

Net pension cost for fiscal years 1998, 1997, and 1996 included the following components:


(thousands of dollars)                              1998       1997        1996
-----------------------------------------------------------------------------------
Service cost                                      $ 1,989   $  1,824    $  1,709
Interest cost on benefit obligations                4,904      4,583       4,262
Actual return on plan assets                       (1,338)   (16,458)     (7,481)
Net amortization and deferral                      (6,515)    10,526       2,091
                                                  -------   --------    --------
Net periodic pension cost                            (960)       475         581
Adjustments due to regulatory
  action                                              960       (475)       (442)
                                                  -------   --------    --------
Net periodic pension cost recognized
  in earnings                                     $     -   $      -    $    139
                                                  =======   ========    ========

   In 1998, the discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 6.75 percent and 5 percent, respectively. The expected long-term rate of return on assets was 9 percent in 1998.

   In 1997 and 1996, the discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 8 percent and 6 percent, respectively. The expected long-term rate of return on assets was 9 percent in 1997 and 1996.

   ProvGas recovers pension costs in rates when such costs are funded. Therefore, the amount by which funding differs from pension expense, determined in accordance with GAAP, is deferred and recorded as a regulatory asset or liability.

B. POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

   ProvGas currently offers retirees who have attained age 55 and worked five years for ProvGas, healthcare and life insurance benefits during retirement (the Benefit Plan). These benefits are similar to the benefits offered to active employees. Although retirees are not required to make contributions to the Benefit Plan currently, future contributions may be required if the cost of the Benefit Plan exceeds certain limits.

   Since 1993, post-retirement benefit costs for active employees are recorded by ProvGas on an accrual basis, ratably over their service periods. Benefits of $10,526,000 earned prior to 1993 have been deferred as an unrecognized transition obligation, which ProvGas will amortize over a 20-year period.

   ProvGas funds its post-retirement benefit obligation by contributions to a Voluntary Employee Benefit Association (VEBA) Trust. Total contributions of $1,308,000 in 1998, $1,372,000 in 1997, and $1,454,000 in 1996, were made to the
VEBA Trust.

                                    Page-26

   ProvGas recovers its post-retirement benefit obligation in rates to the extent allowed by the RIPUC. The RIPUC generally allows such costs to be recovered if amounts are funded into tax favored investment funds, such as the VEBA Trust. Accordingly, ProvGas fully recovered its 1998, 1997, and 1996 post-retirement obligations because such obligations were funded through the VEBA Trust. In addition, in September 1996, the RIPUC approved a ratable recovery of the cumulative unrecovered difference of $1,041,000 during 1997, 1998, and 1999. Of the total post-retirement benefit obligations, $1,654,000, $1,718,000, and $1,454,000 were included in rates during 1998, 1997, and 1996, respectively.

   The Benefit Plan's costs and accumulated post-retirement benefit obligation for 1998, 1997 and 1996 are calculated by ProvGas' actuaries using assumptions and estimates which include:

                                                  1998   1997   1996
----------------------------------------------------------------------
Healthcare cost annual growth rate                 9.0%  10.2%  11.4%
Healthcare cost annual growth rate - long-term     6.0    6.0    6.0
Expected long-term rate of return (union)          8.5    8.5    8.5
Expected long-term rate of return (non-union)      5.5    5.5    5.5
Discount rate                                      6.75   8.0    8.0

   The healthcare cost annual growth rate significantly impacts the estimated Benefit Plan obligation and annual expense. For example, in 1998, a one percent change in the above rates would change the obligation by $773,000 and would change the annual expense by $86,000.

   The obligations and assets of the Benefit Plan at September 30, 1998 and 1997 are as follows:

(thousands of dollars)                          1998        1997
----------------------------------------------------------------------
Accumulated post-retirement
  benefit obligation:
  Current retirees                                $ (6,444)  $ (6,626)
  Active employees-eligible for
    benefits                                        (1,469)    (1,361)
  Active employees                                  (4,973)    (3,761)
                                                   -------    -------
  Total post-retirement benefit
   obligation                                      (12,886)   (11,748)
  Plan assets at fair value                          5,684      4,704
                                                   -------    -------
  Unfunded post-retirement benefit
   obligation                                       (7,202)    (7,044)
  Unrecognized transition obligation                 7,895      8,421
  Unrecognized net (gain) or loss                     (693)    (1,360)
                                                   -------    -------
  Prepaid post-retirement
   benefit obligation included
   in the accompanying Consolidated
   Balance Sheets                                 $      -   $     17
                                                   =======    =======

     ProvGas' actuarially determined Benefit Plan costs for 1998, 1997, and 1996 include the following:

(thousands)                                      1998       1997      1996
------------------------------------------------------------------------------
Service cost                                      $    243   $    228   $  222
Interest cost                                          945        896      896
Actual return on plan assets                          (406)      (278)     (98)
Amortization and deferral                              526        526      434
                                                  --------   --------   ------
Total annual plan costs                           $  1,308   $  1,372   $1,454
                                                  ========   ========   ======


C.  SUPPLEMENTAL RETIREMENT PLANS

   ProvGas provides certain supplemental retirement plans for key employees. The projected benefit obligation is approximately $1,837,000 which is being accrued over the service period of these key employees. The supplemental retirement plans are unfunded. ProvGas accrued and expensed $61,000, $612,000, and $310,000 related to these benefits in 1998, 1997, and 1996, respectively.

                                    Page-27

D.  PERFORMANCE AND EQUITY INCENTIVE PLAN

   The Providence Energy Corporation Performance and Equity Incentive Plan (the
Plan) provides that up to 225,000 shares of common stock, as well as cash awards, may be granted to key employees, including employees of ProvGas, at no cost to the employees. Key employees who received common shares are entitled to receive dividends, but full beneficial ownership vests on the fifth anniversary of the date of the grant provided the participant is still employed by the Company. Vesting may be accelerated under certain circumstances. The Plan also provides for cash compensation to key employees.

   The executive compensation incentive awards totaled approximately $459,000 for 1998, $439,000 for 1997, and $381,000 for 1996. Amounts paid in cash are
charged to expense when earned.   However, amounts paid in restricted stock are
deferred and amortized to expense over the five-year vesting period.

   Of the $459,000 1998 award, $310,000 will be paid in cash during 1999.
Of the $439,000 1997 award, $297,000 was paid in cash during 1998. Of the $381,000 1996 award, $269,000 was paid in cash during 1997. Grant shares totaling 7,230, 5,989, and 4,491 were purchased by the Company and reissued to key employees during 1998, 1997, and 1996, respectively.

E.  RESTRICTED STOCK INCENTIVE PLAN

   The Restricted Stock Incentive Plan provides that up to 60,000 shares of common stock may be granted to employees of the Company with at least three months of service, who are not officers or covered by a collective bargaining agreement, at no cost to the employee. All participants are entitled to receive dividends; however, full beneficial ownership vests on the third anniversary of the date of the grant provided that the participant is still employed by the Company. Vesting may be accelerated under certain circumstances.

   Awards under the Restricted Stock Incentive Plan totaled approximately $90,000 in 1998 consisting of 4,230 shares and approximately $146,000 in 1996 consisting of 7,954 shares. There were no awards under the Restricted Stock Incentive Plan in 1997. All amounts awarded under the Restricted Stock Incentive Plan are deferred and amortized to expense over a three-year period.

F.  1998 PERFORMANCE SHARE PLAN

   Effective October 1, 1998, the Board of Directors adopted a Performance Share Plan to encourage executives' interest in longer-term performance by keying incentive payouts to the total return performance of the Company's common stock in relation to that of other companies in the E.D. Jones gas distribution group of approximately 30 companies and to the change in the Company's stock price over three-year performance periods. The number of shares earned will range from 50 percent to 150 percent of awarded shares, if based on the relative total shareholder return method, and 50 percent to 100 percent, if based on the increase in the Company's stock price during the three-year period. These levels were developed to bring total compensation levels at the Company more in line with survey data for the relevant labor market. No shares will be earned unless shareholders have earned a minimum annual return over the three-year period equal to the total annual return for thirty-year Treasury notes during such period. Dividends will not be paid on the shares until they are earned. Awards will be paid half in cash and half in stock.

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

                                    Page-28

Property under Capital Leases:
-----------------------------

(thousands of dollars)                 1998          1997
------------------------------------------------------------
 Gas Plant                            $ 6,116      $ 6,116
 Computer and other equipment           1,988        1,988
 Accumulated depreciation              (6,937)      (6,484)
                                      -------      -------
                                      $ 1,167      $ 1,620
                                      =======      =======
Commitments for Capital Leases are:
----------------------------------

                                     LNG     Computer
(thousands of dollars)             Storage   Equipment   Total
----------------------------------------------------------------
1999                               $  136     $   484   $   620
2000                                  136         297       433
2001                                  135         111       246
2002                                    -          35        35
                                   ------     -------   -------
                                   $  407     $   927   $ 1,334
                                   ======     =======   =======

C.  OPERATING LEASES

   The Company also leases facilities and equipment under operating leases with a total future obligation of approximately $578,000 as of September 30, 1998.


D.  GAS SUPPLY

   As part of the Price Stabilization Plan Settlement Agreement described in
Note 9, the Company's largest subsidiary, ProvGas, entered into a full requirements gas supply contract with Duke Energy Trading and Marketing, L.L.C.
(DETM) for a term of three years. Under the contract, DETM guarantees to meet ProvGas' supply requirements; however, ProvGas must purchase all of its gas supply exclusively from DETM. Under the contract, ProvGas transferred responsibility for its pipeline capacity resources, storage contracts, and LNG capacity to DETM. As a result, ProvGas' gas inventories of approximately $18 million at September 30, 1997 were sold at book value to DETM on October 1, 1997.

   As a result of Federal Energy Regulatory Commission (FERC) Order 636 and other related orders (the Orders), pipeline transportation companies have incurred significant costs, collectively known as transition costs. The majority of these costs will be reimbursed by the pipeline's customers, including ProvGas. ProvGas estimates its transition costs to be approximately $21.7 million, of which $16.2 million has been included in the GCC and collected from customers through September 30, 1997. At September 30, 1997, the remaining minimum obligation of $5.5 million has been recorded in the accompanying Consolidated Balance Sheets along with a regulatory asset anticipating future recovery. As part of the above supply contract, DETM assumed liability for these transition costs during the contract's three-year term. At the end of the three-year term of the contract, the Company will assume any remaining liability, which is not expected to be material.

E.  ENVIRONMENTAL MATTERS

   Federal, state and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and in scope within recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can take effect retroactively. The Company continues to monitor the status of these laws and regulations. Such monitoring involves the review of past activities and current operations, and may include expending funds to investigate or clean up certain sites. To the best of its knowledge, subject to the following, the Company believes it is in substantial compliance with such laws and regulations.

   At September 30, 1998, the Company was aware of five sites at which future costs may be incurred.

                                    Page-29

   The Company has been designated as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act of 1980 at two sites in Plympton, Massachusetts on which waste material is alleged to have been deposited by disposal contractors employed in the past either directly or indirectly by the Company and other PRPs. With respect to one of the Plympton sites, the Company has joined with other PRPs in entering into an Administrative Consent Order with the Massachusetts Department of Environmental Protection. The costs to be borne by the Company, in connection with both Plympton sites, are not anticipated to be material to the financial condition of the Company.

   During 1995, the Company began a study at its primary gas distribution facility located in Providence, Rhode Island. This site formerly contained a manufactured gas plant operated by the Company. As of September 30, 1998, approximately $2.0 million had been spent primarily on studies at this site. In accordance with state laws, such a study is monitored by the Rhode Island Department of Environmental Management (DEM). The purpose of this study was to determine the extent of environmental contamination at the site. The Company has completed the study which indicated that remediation will be required for two-thirds of the property. The remediation is expected to begin in February 1999 and will continue for a duration of three to six months. During the remediation process, the remaining one-third of the property will also be investigated and remediated if necessary.

   At September 30, 1998, the Company compiled a preliminary range of costs, based on removal and off-site disposal or recycling of contaminated soil, ranging from $1.8 million to in excess of $5.0 million. However, because of the uncertainties associated with environmental assessment and remediation activities, the future cost of remediation could be higher than the range noted. Based on the proposals for remediation work, the Company has accrued $1.8 million at September 30, 1998, for anticipated future remediation costs at this site.

   Tests conducted following the discovery of an abandoned underground oil storage tank at the Company's Westerly, Rhode Island operations center in 1996 confirmed the existence of contaminants at this site. The Company is currently conducting tests at this site, the costs of which are being shared equally with the prior owner, to determine the nature and extent of the contamination. Due to the early stages of investigation, management cannot offer any conclusions as to whether any remediation will be required at this site. In addition, in 1997, contamination from scrapped meters and regulators was discovered at this site. The Company has reported this to DEM and the Rhode Island Department of Health and is in the process of remediation. It is anticipated that remediation will cost approximately $10,000. Accordingly, the Company has accrued $10,000 at September 30, 1998 for anticipated future remediation costs.

   In November 1998, the Company received a letter of responsibility from DEM relating to possible contamination on previously-owned property on Allens Avenue in Providence. The current owner of the property has been similarly notified. The Company lacks sufficient information at this time to determine the validity of the claim, the amount of the clean-up costs or any defenses which may be available with respect to such claim.

   In prior rate cases filed with the RIPUC, ProvGas requested that environmental investigation and remediation costs be recovered by inclusion in its depreciation factors consistent with the rate recovery treatment for all types of cost of removal. Due to the magnitude of ProvGas' environmental investigation and remediation expenditures, ProvGas sought current recovery for these amounts. As a result, in accordance with the Price Stabilization Plan Settlement Agreement described in Note 9, effective October 1,
1997, all environmental investigation and remediation costs incurred through September 30, 1997, as well as all costs incurred during the three-year term of the Plan, will be amortized over a ten-year period. Additionally, it is ProvGas' practice to consult with the RIPUC on a periodic basis when, in management's opinion, significant amounts might be expended for environmental-related costs. As of September 30, 1998, ProvGas has charged environmental assessment and remediation costs of $2.6 million and an estimated $1.8 million to the accumulated depreciation reserve and has amortized $.4 million of these costs.

   Management has begun discussions with other parties who may assist ProvGas in paying any future costs at the above sites. Management believes that its program for managing environmental issues, combined with rate recovery and financial contributions from others, will likely avoid any material adverse effect on its results of operations or its financial condition as a result of the ultimate resolution of the above sites.

                                    Page-30

F.  PURCHASE COMMITMENTS

   At September 30, 1998, ProvEnergy Services and ProvEnergy Oil have forward purchase commitments for their supply needs with a market value of approximately $15.2 million. These contracts were acquired at a cost of approximately $15.6 million and have maturities of less than two years. All financial instruments held by the Company qualify as hedges due to either anticipated sales contracts or firm sales commitments.


8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value disclosures for the following financial instruments:

Cash, Cash Equivalents, Accounts Payable and Short-term Debt
------------------------------------------------------------
  The carrying amount approximates fair value due to the short-term maturity of these instruments.

Financial Instruments for Hedging
---------------------------------
   The fair value of financial instruments for hedging are the same as the carrying amount as these instruments were marked to market at September 30, 1998.

Long-term Debt and Preferred Stock
----------------------------------
   The fair value of long-term debt and preferred stock is estimated based on currently quoted market prices for similar types of issues.

   The carrying amounts and estimated fair values of the Company's financial instruments at September 30 are as follows:



                                 1998               1997
                           -----------------  -------------------
                           Carrying   Fair    Carrying   Fair
(thousands of dollars)      Amount    Value    Amount    Value
--------------------------------------------  -------------------

Cash and cash equivalents   $ 2,006  $ 2,006   $ 1,063  $ 1,063
financial instruments
for hedging                     169      169         -        -
Accounts payable              9,325    9,325    16,755   16,755
Short-term debt              20,079   20,079    23,675   23,675
Long-term debt               83,388   96,024    76,079   84,039
Preferred stock               4,800    5,040     6,400    7,030

   The difference between the carrying amount and the fair value of ProvGas' preferred stock and long-term debt, if they were settled at amounts reflected above, would likely be recovered in ProvGas' rates over a prescribed amortization period. Accordingly, any settlement should not result in a material impact on ProvGas' financial position or results of operations.

9. RATE CHANGES

A.  PRICE STABILIZATION PLAN SETTLEMENT AGREEMENT

   In August 1997, the RIPUC approved the Price Stabilization Plan Settlement Agreement (Energize RI or the Plan) among ProvGas, the Division, the Energy Council of Rhode Island, and the George Wiley Center. Effective for the period from October 1, 1997 to September 30, 2000, Energize RI provides customers with a price decrease of approximately four percent in addition to a three-year price freeze. Under Energize RI, the GCC will be suspended for the entire term. Energize RI also requires ProvGas to make significant capital investments to improve its distribution system. Capital investments required by Energize RI are estimated to total approximately $26 million over its three-year term. In addition, Energize RI requires ProvGas to fund the Low-Income Assistance Program at an annual level of $1 million, the Demand Side Management Rebate Program at an annual level of $.5 million and the Low-Income Weatherization Program at an annual level of $.2 million. Energize RI also continues the process of unbundling by requiring ProvGas to provide unbundled service offerings up to 10 percent per year of firm deliveries.

                                    Page-31

       As part of Energize RI, ProvGas will amortize approximately $4.0 million of environmental costs previously charged to the accumulated depreciation reserve. These costs and all environmental costs incurred during the term of the Plan will be amortized over a 10-year period. Also, in connection with the Plan, ProvGas wrote-off approximately $1.5 million of previously deferred gas costs in October 1997.

       Under Energize RI, ProvGas may earn up to 10.9 percent annually on its average common equity of up to $81.0 million, $86.2 million, and $92.0 million in fiscal 1998, 1999, and 2000, respectively. In addition, ProvGas may not earn less than a seven percent return on average common equity. In the event that ProvGas earns in excess of 10.9 percent or less than seven percent, ProvGas will defer revenues or costs through a deferred revenue account over the term of the Plan. Any balance in the deferred revenue account at the end of the Plan will be refunded to or recovered from customers in a manner to be determined by all parties to the Plan and approved by the RIPUC.

       As part of Energize RI, ProvGas is permitted to file with the Division for the recovery of the impact of exogenous Changes (Changes) which may occur during the three-year term of the Plan. Changes are defined as "...significant increases or decreases in ProvGas' costs or revenues which are beyond ProvGas' reasonable control." Any disputes regarding either the nature or quantification of the Changes are to be resolved by the RIPUC. The impact of any such Changes will be debited or credited to a regulatory asset or liability account throughout the term of Energize RI and will be recovered or refunded at the expiration of the Plan through a method to be determined.

       During 1998, due to the extremely warm temperatures, ProvGas experienced a margin loss of approximately $4.0 million. ProvGas also experienced a non-firm margin loss of approximately $2.2 million due to adverse market prices of natural gas versus alternate fuels. ProvGas believes the causes of these two events were beyond its control and thus considers them as Changes. In fiscal 1999, ProvGas intends to file with the Division for recovery of a portion of these losses.

       In 1998, ProvGas did not earn its allowed rate of return primarily as a result of the extremely warm weather and the loss of non-firm margin as previously discussed in "Operating Margin" in the Management's Discussion and Analysis of Financial Condition and Results of Operations. Under the Plan's design, which assumed normal weather, ProvGas should have had earnings in year one of the Plan in excess of 10.9 percent. The earnings in excess of 10.9 percent were to be deferred in the deferred revenue account to fund capital investments and other Plan commitments in the remaining two years of the Plan. Absent favorable recovery for the Changes as discussed above and/or other factors such as colder than normal weather, ProvGas' ability to earn a 10.9 percent return on average common equity in future years of the Plan is substantially impaired.


B. NORTH ATTLEBORO GAS RATE INCREASE

       In October 1991, the MDTE released its settlement order in regards to a rate request which included a qualified phase-in plan.

       The rate settlement required North Attleboro Gas to classify $545,000 of gas plant as plant held for future use. This plant will be included in future rates if North Attleboro Gas meets certain growth requirements by the year 2000. North Attleboro Gas capitalized AFUDC and other costs of approximately $18,000 in 1998, $37,000 in 1997, and $61,000 in 1996 that related primarily to the gas plant not yet phased into North Attleboro Gas' rates under the plan. North Attleboro Gas amortized $214,000 in 1998, $214,000 in 1997, and $212,000 in 1996
of amounts previously deferred.


10.  STOCK RIGHTS AND OPTIONS

       Currently, one common stock purchase Right (Right) is attached to each outstanding share of common stock. Each Right entitles the holder to purchase one share of common stock at a price of $70 per share, subject to adjustment. In the event that certain transactions as defined in the Rights Agreement occur, each Right will become exercisable for that number of shares of common stock of the acquiring company (or of the Company in certain circumstances) which at the time of the transaction has a market value of two times the exercisable price. These Rights expire on August 17, 2008 and may be redeemed by a vote of the directors at a redemption price of $.01 per Right. Due to the antidilutive characteristics of these Rights, there is no assumed impact on earnings per share.

                                   Page-32

   The Company offers two stock option plans for officers, directors, and key employees covering 250,000 shares of the Company's common stock. Options under the plans are granted at an exercise price equal to fair market value at the date of grant. The options expire 10 years from the date of grant and in the case of options granted to the directors, the options become exercisable after the first anniversary of the date of such grant.

   Pursuant to the provisions of the plans, each plan terminated on November 3, 1998 which was 10 years from the effective date of the plan. Any options outstanding under either of the plans shall remain in effect according to the plans' terms and conditions.

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

   In connection with the purchase of the oil distribution companies, the Company issued an option to purchase 100,000 shares of its common stock to a former owner.

    Stock option data are summarized as follows for the years ended September 30, 1998, 1997, and 1996:

                                                                          Weighted
                                                             Number       Average
                                                           of Shares   Exercise Price
--------------------------------------------------------------------------------------

Outstanding, September 30, 1995                               54,789           $16.74

Granted                                                        7,449            17.00
Exercised                                                          -                -
Expired                                                            -                -
                                                            --------           ------
Outstanding, September 30, 1996                               62,238            16.77

Granted                                                        9,319            17.50
Exercised                                                     (2,130)           16.11
Expired                                                      (10,009)           17.71
                                                            --------           ------
Outstanding, September 30, 1997                               59,418            16.75

Granted                                                      100,000            23.00
Exercised                                                     (6,852)           16.79
Expired                                                            -                -
                                                            --------           ------
Outstanding, September 30, 1998                              152,566           $20.85
                                                            ========           ======


   The following table sets forth information regarding options outstanding at September 30, 1998:

Number of Options                                           152,566
Range of Exercise Prices                                   $13.875 - $23
Number Currently Exercisable                                152,566
Weighted Average Exercise Price                            $20.85
Weighted Average Remaining Life                              4.20 years
Weighted Average Exercise Price for
 Currently Exercisable                                     $20.85

   At September 30, 1997 and 1996, 50,927 and 54,789 were currently exercisable, respectively.

   As described in Note 1, the Company uses the intrinsic method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income would have been $6,396,000 in 1998 and $7,822,000 in 1997. Earnings per share for fiscal year 1998 would have been $1.08. Earnings per share for fiscal 1997 would not have been affected.

                                    Page-33

   For purposes of determining the above disclosure required by Statement of Financial Accounting Standards No. 123, the fair value of options on their grant date was measured using the Black-Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                            1998   1997
                                           -----  -----
Risk-free interest rate                    5.01%  5.43%
Expected life of option grants (years)      4.0    7.0
Expected volatility of underlying stock      15%    15%

  The pro-forma presentation only includes the effects of grants made subsequent to October 1, 1996. The estimated fair value of option grants made during 1998 and 1997 was $.70 and $1.41, respectively, per option.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  In January 1997, the shareholders of the Company adopted the Non-Employee Director Stock Plan, which provides that up to 50,000 shares of common stock may be granted to non-employee directors. The shares are granted, at no cost to the director, on the first day of each fiscal year based on each director's aggregate fees earned in the prior fiscal year. All participants are entitled to vote the grant shares and receive dividends on the grant share, however, full beneficial ownership vests on the third anniversary of the grant date provided the participant is still a director of the Company. Vesting may be accelerated under certain circumstances. The Company issued 2,131 shares under the Non-Employee Director Stock Plan in 1998.

11.  HEDGING

     The Company's strategy is to use financial instruments for hedging purposes to manage the impact of market fluctuations on contractual sales commitments. Two of the Company's wholly-owned subsidiaries, ProvEnergy Services and ProvEnergy Oil, use financial instruments to manage market risks and reduce their exposure to fluctuations in the market prices of home heating oil, diesel, kerosene and natural gas.

     The futures and option contracts had net unrealized gains of approximately $.1 million which have been deferred on the accompanying Consolidated Balance Sheets at September 30, 1998.

     At September 30, 1998, the estimated fair market value of the forward contracts totaled approximately $15.2 million and were acquired at a cost of approximately $15.6 million. The fair market value of these forward contracts is based on quoted market prices and the contracts have maturities of less than two years.

12.  NET INCOME PER COMMON SHARE

     During 1998, the Company adopted the provisions of SFAS No. 128 "Earnings Per Share". Under the provisions of SFAS 128, basic earnings per share replaces primary earnings per share and the dilutive effect of stock options are excluded from the calculation. Fully diluted earnings per share are replaced by diluted earnings per share and include the dilutive effect of stock options and warrants, using the treasury stock method. All prior period earnings per share data have been restated to conform to the requirements of SFAS No. 128.

     A reconciliation of the weighted average number of shares outstanding used in the computation of basic and diluted earnings per share for the three years ended September 30, 1998 is as follows:

                                    Page-34

                              1998       1997       1996
                            ---------  ---------  ---------
Weighted average
  shares                    5,919,699  5,790,087  5,709,198

Effect of dilutive stock
  options                       9,963      4,260      2,773
                            ---------  ---------  ---------

Weighted average
  shares diluted            5,929,662  5,794,347  5,711,971
                            =========  =========  =========

   The net income used in the calculation for basic and diluted earnings per share calculations agrees with the net income appearing in the consolidated financial statements.

13.  INVESTMENTS

   In July 1998, the Company and ERI Services, Inc agreed to form Capital Center Energy Company, LLC (CCEC). The joint venture is owned 50 percent by the Company's subsidiary, ProvEnergy Power Company, LLC and 50 percent by ERI Services' subsidiary, ERI Providence, LLC. CCEC's wholly-owned subsidiary DownCity Energy Company, LLC, was selected as the exclusive electric, heat, air conditioning and related service provider for most of the Providence Place Mall for the next thirty years. The Company had invested $2 million of its total projected investment of $15 million at September 30, 1998.

14.  ACQUISITIONS

   In November 1997, the Company acquired all of the outstanding capital stock of the Super Service Companies. These companies provide a full service distribution of oil products, selling fuel oil, diesel, gasoline and lubricants. Also, in November 1997, the Company acquired all of the assets of the Mohawk Companies. Mohawk Oil Company is a full service oil company. In addition to its oil business, Mohawk installs and services air conditioning and heating equipment through its affiliate, Mohawk Environmental Technologies.

   The amounts related to the purchases of these companies are not material to the financial position of the Company. These acquisitions have been accounted for as purchases and, accordingly, operating results of these businesses subsequent to the date of acquisition have been consolidated in the financial statements of the Company. Pro-forma results of operations, which include the operating results of these acquisitions, are not materially different than the operating results presented.

   During 1998, the Company purchased the customer lists of three small oil companies servicing the greater Providence area. Together, these acquisitions are part of the Company's vision to be the "First Choice" energy provider. The Company believes these acquisitions will offer a valuable entry into the heating-oil business market.

   The Company continues to assess the energy market for potential acquisitions to fulfill its vision.

15.  SEGMENTS OF BUSINESS

   Information about the Company's operations in different industry segments is presented below:

(thousands of dollars)         1998        1997       1996
------------------------------------------------------------
ENERGY REVENUES
---------------
Natural gas distribution     $188,734    $215,258   $214,745
Energy services                32,572       5,162        407
                             --------    --------   --------
 Total                       $221,306    $220,420   $215,152
                             ========    ========   ========

OPERATING INCOME (LOSS)
-----------------------

Natural gas distribution     $ 16,060    $ 16,336   $ 16,212
Energy services                (1,574)       (274)       (26)
                             --------    --------   --------
 Total                       $ 14,486    $ 16,062   $ 16,186
                             ========    ========   ========

                                    Page-35

(thousands of dollars)              1998       1997      1996
---------------------------------------------------------------
IDENTIFIABLE ASSETS
-------------------
Natural gas distribution          $238,515   $251,759  $247,026
Energy services                     13,148      2,879     1,981
General corporate                    1,747        872     1,143
                                  --------   --------  --------
 Total                            $253,410   $255,510  $250,150
                                  ========   ========  ========

ADDITIONS TO PROPERTY, PLANT
----------------------------
& EQUIPMENT, NET
----------------

Natural gas distribution          $ 28,265   $ 20,785  $ 20,781
Energy services                        367         90         -
                                  --------   --------  --------
 Total                            $ 28,632   $ 20,875  $ 20,781
                                  ========   ========  ========

DEPRECIATION AND AMORTIZATION
-----------------------------

Natural gas distribution          $ 13,962   $ 12,869  $ 11,997
Energy services                        523          5         -
                                  --------   --------  --------
 Total                            $ 14,485   $ 12,874  $ 11,997
                                  ========   ========  ========


   Natural gas distribution consists primarily of natural gas sales and distribution to residential, commercial and industrial customers. Energy services consists of heating oil, motor oil, and gas commodity sales to residential, commercial and industrial customers.

   Total energy revenues by industry segment consist of unaffiliated customers, as reported in the Company's Statements of Consolidated Income.

   Operating income is total revenues less operating expenses and Federal income taxes, as shown on the Statements of Consolidated Income. Included in operating income is $.5 million of costs associated with liquidating fixed purchase commitments and option contracts for oil when market prices dropped significantly.

   Identifiable assets are those assets that are used in each segment of the Company's operations. Corporate assets consists primarily of the Company's equity investment in CCEC (See Note 13).

16.  OTHER PROPERTY

   During 1996, the Company sold land which was previously being rented to a third party for use as a parking lot. The land was sold for $.7 million generating a gain, net of taxes, of $.5 million. Additionally, in accordance with SFAS No. 5, "Accounting for Contingencies", the Company performed an economic analysis of the value of its significant real estate in 1996. Based on the results of that analysis, the Company wrote down the carrying value of its real estate by $.5 million, net of taxes, due to a decline in real estate prices.

17.  NEW ACCOUNTING PRONOUNCEMENTS

   Effective October 1, 1997, the Company adopted the provisions of Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". This Statement provides authoritative guidance for recognition, measurement, display and disclosure of environmental remediation liabilities in financial statements.
The Company has recorded environmental remediation liabilities of approximately $1.8 million at September 30, 1998. SOP 96-1 did not have an impact on the Company's financial position or results of operations upon adoption. Also see
Note 7E "Environmental Matters".

   In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS
No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 130, which is effective for the Company's fiscal year ending September 30, 1999, requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 131, which is effective for the Company's fiscal year ending September 30, 1999, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. These statements require additional disclosure only and will not affect the financial position or results of operations of the Company.

                                    Page-36

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

  SFAS No. 133 is effective for the Company's fiscal year ending September 30, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at a company's election, before January 1, 1998).

  The Company has not yet quantified the impact of adopting SFAS No. 133 on the financial statements and has not determined the timing of or method of adoption of SFAS No. 133.

  In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". It applies to all nongovernmental entities and is effective for the Company's financial statements for fiscal year ending September 30, 2000. The provisions of this SOP should be applied to internal-use software costs incurred in fiscal years subsequent to December 15, 1998 for all projects, including those projects in progress upon initial application of the SOP.

     The SOP establishes accounting standards for the determination of capital or expense treatment of expenditures for computer software developed or obtained for internal use based upon the stage of development. The SOP defines three stages as (1) Preliminary Project, (2) Application Development and (3) Post-Implementation/Operation. As a general rule, the Preliminary Project and Post-Implementation/Operation phase expenditures are expensed and Application Development expenditures are capitalized.

     The Company will adopt the SOP upon the effective date and assess its impact at that time.

18.  UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The following is unaudited quarterly financial information for the two years ended September 30, 1998 and 1997. Quarterly variations between periods are caused primarily by the seasonal nature of energy sales and the availability of energy products.




(thousands, except                       Quarter Ended
per share amounts)         Dec. 31  Mar. 31   June 30  Sept. 30
                           ------------------------------------------
Fiscal 1998
---------------------------------------------------------------------
Energy revenues            $67,942  $87,796  $39,462   $26,106
Operating income (loss)      6,371   11,559      113    (3,557)
Net income (loss)            4,403    9,535   (1,843)   (5,653)
Net income (loss)
  per share*                   .75     1.61     (.31)     (.96)

Fiscal 1997
---------------------------------------------------------------------
Energy revenues            $64,038  $79,946  $42,921   $33,515
Operating income (loss)      6,355    8,782    2,210    (1,285)
Net income (loss)            4,264    6,737      135    (3,305)
Net income (loss)
  per share*                   .74     1.17      .02      (.58)

* Calculated on the basis of the weighted average shares outstanding during the quarter.

                                    Page-37