Form 10-K, Exhibit 13
period 1999-09-30
PROVIDENCE ENERGY CORP
filed 1999-12-22
CIK 319651

                                                                      Exhibit 13

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Summary

   The Company's energy revenues, operating margin, and net income for the twelve months ended September 30 are as follows:

                                      (000's)
                                                        Percent
                         1999      1998         Change   Change
----------------------------------------------------------------
Energy Revenues      $225,029  $222,112          $2,917     1.3
Operating Margin      105,986    99,121           6,865     6.9
Net Income              8,425     6,442           1,983    30.8

Results of Operations - 1999 Versus 1998

Operating Margin

   During the current year, weather was 1.3 percent warmer than last year. The warmer temperatures served to decrease margin by approximately $.3 million compared to last year. Despite warmer than normal weather for the year, margin earned increased as a result of a one-time write-off of $1.5 million in 1998 of previously deferred gas costs in connection with Energize RI, which became effective October 1, 1997. Offsetting the warmer weather for the year was $2.0 million of the $2.45 million 1998 exogenous changes recovery, as discussed in
Note 10 in the accompanying Consolidated Financial Statements. Also, ProvGas' customer growth has resulted in approximately $.6 million of additional margin, and non-firm margin increased $.4 million when compared with last year.

   During April and May 1999, the Algonquin LNG, Inc. tank in Providence was completely emptied in order to allow access for internal inspection and repairs, which were completed in September 1999. As a result, 335 million cubic feet of LNG was vaporized from the tank into the ProvGas distribution system. Since the vaporized gas had a heat energy content approximately 30 percent higher than the pipeline supplies normally used, ProvGas' customers' metered volumes were lower because a smaller volume of gas produced the same quantity of energy. This in turn adversely impacted margin.

   Non-regulated operating margin increased by $2.7 million compared to last year. The margin earned from oil sales increased by approximately $1.4 million in 1999 due primarily to the market price of oil and to customer growth. Natural gas business volumes increased by approximately 50 percent. This increase was a result of 43 percent customer growth as well as an increase in dual fuel sales volumes. The receipt of contractually-determined developer fees related to the Providence Place Mall also contributed to the increase in non-regulated operating margin.

Operating and Maintenance Expenses

   Overall, the Company's operating and maintenance expenses increased approximately $1.1 million or 2.0 percent versus last year.

   ProvGas' operating and maintenance expenses decreased by approximately $.3 million. This decrease was partially attributable to cost control measures which were implemented in response to warmer weather. These cost control measures were able to offset a substantial portion of the cost of living and negotiated union contract salary increases of approximately $.9 million, as well as inflationary increases in general expenses of approximately $.5 million. Also contributing to the decrease was a one-time reimbursement of approximately $.9 million for costs incurred under a FERC-approved contract with Algonquin.

   The Company's operating and maintenance expenses have increased primarily due to the acquisition of oil companies and the expansion of the energy marketing business.

   The Company continually reviews its operating expenses in order to keep expenses as low as possible; however, expenses can vary from year to year.

Depreciation and Amortization

   Depreciation and amortization expense increased approximately $3.0 million or
20.8 percent versus last year. This increase is the result of increased capital spending for Energize RI commitments; technology projects; Year 2000 costs, which were capitalized as authorized under the provisions of Energize RI; and the amortization of environmental costs. Effective October 1, 1997, ProvGas began amortizing environmental and Year 2000 costs over 10-year and 5-year periods, respectively, in accordance with the levels authorized in Energize RI. ProvGas will have increased environmental amortization expense in future years as its planned environmental remediation program continues. Also, amortization expense for Year 2000 costs will increase in the future as higher levels of costs have been incurred from those originally anticipated.

Taxes

   Taxes increased approximately $.6 million or 4.1 percent versus last year. The increase in taxes is primarily due to local property taxes which have increased as a result of capital spending.

Other Income (Loss)

   Other income has increased approximately $1.1 million versus last year.

   Since February 1999, ProvGas has provided monitoring and communication services to the PNGTS. Under its contract, ProvGas hosts PNGTS' Supervisory Control and Data Acquisition System, continually monitoring system operations and receiving and forwarding emergency phone calls. ProvGas has recognized as other income approximately $.2 million in fees for the performance of these services. The contract is a one year renewable contract, subject to termination by either party upon six months prior written notice. PNGTS has notified ProvGas that they will put the contract to bid for the contract year beginning February 17, 2000.

   In a decision issued September 1, 1998, the Division rejected allegations made in a complaint brought by Aurora Natural Gas that ProvGas provided advance information and undue preference in pricing to its marketing affiliate, ProvEnergy Services, in violation of the Division's regulations. As part of its investigation, the Division ordered marketer refunds of approximately $.3 million. The Division ordered this refund based on its belief that an unfair rate was charged to customers who did not have operational telemeters in place when they began service under the transportation tariff. ProvGas filed a Request for Reconsideration and Rehearing, and on December 15, 1998, the Division issued a Reconsideration Order that rescinded the fines stemming from five of the original 23 violations of the Regulations for Utility Interaction with Gas Marketers. The Division further offered the Company an opportunity to demonstrate its claim that the ordered refunds would place FT-2 marketers in a better position than marketers who served FT-1 customers.

   On May 6, 1999, ProvGas and Aurora jointly submitted a Stipulation and Settlement to the Division that: (i) Aurora's complaint in this proceeding is dismissed; (ii) the prior orders of the Division in the proceeding are dismissed; (iii) no refunds by ProvGas are required or appropriate in connection with the proceeding; and (iv) ProvGas does not contest the payment of $18,000 to the Division in connection with this proceeding. Following a June 16, 1999 hearing on the Stipulation, the Division issued an order on September 23, 1999, approving the Stipulation and Settlement provided that ProvGas ratepayers are held harmless from the financial transactions stemming from the settlement, that ProvGas withdraw its appeal in Providence County Superior Court, and that the Division's prior orders are vacated as described in the order. ProvGas and Aurora accepted the Division's order. This decision resulted in the reversal of the reserve established under the original order, which contributed to the increase in other income this year.

Interest Expense

   Interest expense increased approximately $.6 million or 7.0 percent over last year. Long-term interest expense increased as a result of ProvGas' Series T First Mortgage Bond issuance in February 1999, which refinanced short-term borrowings. The Series T issuance enabled the Company to secure a favorable long-term financing rate. However, this increase was partially offset by the Series S First Mortgage Bond issuance in April 1998, which refinanced higher cost long-term debt.

Future Outlook

A) Regulatory

   Under Energize RI, ProvGas may earn up to 10.9 percent, but not less than 7.0 percent, annually on its average common equity, which is capped at $81.0 million, $86.2 million, and $92.0 million in fiscal 1998, 1999, and 2000, respectively. In the event that ProvGas earns in excess of 10.9 percent or less than 7.0 percent, ProvGas will defer revenues or costs through a deferred revenue account over the term of the Plan. Any balance in the deferred revenue account at the end of the Plan will be refunded to or recovered from customers in a manner to be determined by all parties to the Plan and approved by the RIPUC.

   As part of Energize RI, ProvGas is permitted to file annually with the Division for the recovery of exogenous changes which may occur during the three-year term of the Plan. Exogenous changes are defined as "...significant increases or decreases in ProvGas' costs or revenues which are beyond ProvGas' reasonable control." Any disputes between ProvGas and the Division regarding either the nature or quantification of the exogenous changes are to be resolved by the RIPUC. The impact of any exogenous changes will be debited or credited to a regulatory asset or liability account throughout the term of Energize RI and will be recovered or refunded at the expiration of the Plan through a method to be determined.

   In fiscal 1998, ProvGas did not earn its allowed rate of return primarily as a result of the extremely warm winter weather and the loss of non-firm margin resulting from the competitive price of oil in the industrial market. ProvGas believed the causes of these two events were beyond its reasonable control and thus deemed them to be exogenous changes. In March 1999, ProvGas reached an agreement with the Division which allowed it to recover $2.45 million in revenue losses attributable to exogenous changes experienced by ProvGas in fiscal 1998. The RIPUC reviewed the exogenous changes agreement to ensure consistency with the terms of Energize RI and affirmed the agreement at its May 28, 1999 open meeting.

   During fiscal 1999, ProvGas recognized into revenue $2.45 million for the exogenous changes recovery, and at year-end has deferred approximately $.5 million of revenue under the provisions of the earnings cap of Energize RI.

   ProvGas intends to file for recovery of exogenous changes experienced in 1999 which resulted from factors similar to 1998. Absent further exogenous recovery and/or other factors such as colder than normal weather, ProvGas' ability to earn a 10.9 percent return on average common equity in the final year of Energize RI is substantially impaired.

   On August 31, 1999, ProvGas' settlement agreement for enhancements to its Business Choice program was approved by the RIPUC in Docket 2902 and became effective September 1, 1999. Specifically, there will now be rolling enrollment for transportation service, which will allow customers to execute transportation agreements throughout the year, rather than during limited enrollment periods. The program now has approximately 1,700 firm transportation customers with annual deliveries of over 5 billion cubic feet per year, which is approximately 25 percent of ProvGas' total annual firm deliveries. There are 14 marketers serving ProvGas' customers and transporting on the system. Additional enhancements to the Business Choice program were filed with the RIPUC under a supplemental settlement agreement in Docket 2902 on October 8, 1999 and were approved on October 27, 1999. These enhancements do not generate additional revenue.

B) Business Opportunities

   The Company's non-regulated operation continues to increase its contribution to operating margin by adding customers and sales volume, although it continues to generate a net loss consistent with the start-up of new businesses. The Company intends to continue to grow its residential oil customer base through future customer acquisitions to build the operational scale needed to compete effectively in the marketplace. Furthermore, the New England gas utilities continue to unbundle the sale of the gas commodity from the distribution of that gas, which will also enable future growth.

   The Company's joint venture to provide electricity, HVAC, and related services for most of the Mall began with the Mall's August 1999 opening.

   Energize RI provides opportunities for ProvGas to expand sales. For example, high pressure service to Quonset/Davisville Industrial Port & Commerce Park, a key area for State economic development, provides opportunities for sales growth as commercial and industrial businesses locate within the park. In addition, Demand Side Management, an equipment rebate program, provides opportunities to expand sales to non-traditional applications, such as air conditioning and fuel cells. ProvGas has redirected its sales and marketing efforts to leverage Energize RI, as well as other opportunities to promote sales growth within its service territory.

C) Merger Agreement

   On November 15, 1999, the Company and Southern Union announced that their Boards of Directors had unanimously approved a definitive merger agreement. See
Note 2 in the accompanying Consolidated Financial Statements for additional information.

D) New Accounting Pronouncements

   Please refer to Note 18 of the accompanying Consolidated Financial
Statements.

Results of Operations - 1998 versus 1997

Operating Margin

   During 1998, ProvGas experienced weather that was 8.0 percent warmer than 1997. The warmer temperatures resulted in decreased margin of approximately $4.0 million compared to 1997. Offsetting the warmer than normal weather was $7.2 million of margin generated under Energize RI. The components of this additional margin included $10.4 million associated with adjusting the GCC offset by the funding of the Low-Income and Demand Side Management programs of $1.7 million and the write-off of $1.5 million of previously deferred gas costs. In 1997, ProvGas funded the Demand Side Management and Low-Income Weatherization programs under the IRP for $.7 million. Additionally, non-firm margin decreased $2.2 million when compared with 1997 due to an unfavorable pricing difference between natural gas and alternate fuels.

   As part of Energize RI, the Mechanism under the IRP was terminated in September 1997. In 1997, ProvGas recorded $1.5 million in additional margin as a result of this Mechanism. Thus, a decrease in margin from 1997 to 1998 occurred because this Mechanism was no longer available in 1998.

   Non-regulated operating margin increased by $3.7 million compared to the same period in 1997. The Company's acquisition of oil distribution companies during 1998 contributed to the majority of this increase. However, the margin earned from oil sales was lower than expected due to warmer than normal weather, lower than anticipated commercial margins, and costs associated with liquidating fixed-purchase commitments and option contracts for oil when market prices declined significantly. Other increases in non-regulated operating margin were attributable to increased natural gas business volumes and approximately $.2 million of fees earned for providing energy management services. Natural gas sales volume grew 150 percent and a fifteen-fold increase in the number of natural gas customers was achieved.

Operating and Maintenance Expenses

   Overall, operating and maintenance expenses increased approximately $3.2 million or 6.6 percent versus 1997. The increase was primarily attributable to the Company's acquisition of oil companies during 1998 resulting in a $4.1 million increase. This increase was partially offset by decreases in ProvGas' expenses, primarily bad debts. The decrease in bad debts was attributable to improved collection experience and the implementation of new credit policies, as well as decreased operating revenues from warmer than normal weather. ProvGas' other operating and maintenance expenses were essentially flat as a result of additional cost management due to the warmer weather.

Depreciation and Amortization

   Depreciation and amortization expense increased approximately $1.6 million or
12.5 percent versus 1997. This increase was the result of increased capital spending for Energize RI commitments as well as the amortization of previously deferred environmental costs. Effective October 1, 1997, ProvGas began amortizing environmental costs over a 10-year period in accordance with the levels approved in Energize RI.

Taxes

   Taxes increased approximately $.2 million or 1.8 percent versus 1997. The overall change in taxes was primarily due to local property and other taxes which increased as a result of capital spending.

Other Income (Loss)

   Other income increased approximately $.3 million versus 1997, primarily consisting of approximately $.2 million of interest income earned on Federal income tax refunds resulting from amended tax returns.

Interest Expense

   Interest expense increased approximately $.5 million or 7.0 percent versus 1997. ProvGas' interest expense increased by approximately $.3 million as a result of the Series S First Mortgage Bond issuance in April 1998. The Company's acquisition of oil distribution companies in November 1997 resulted in increased interest expense of approximately $.5 million. Offsetting the increases was a decrease in weighted average short-term borrowings as a result of the Series S First Mortgage Bond issuance.

Liquidity and Capital Resources
-------------------------------

   The Company's cash flow from operating activities decreased approximately $17.3 million for the fiscal year ended September 30, 1999 compared to 1998. On a comparative basis, the current year cash flow decreased as a result of the prior year reflecting receipt of funds in the first quarter of fiscal 1998 from the sale of ProvGas' working gas in storage to Duke Energy Trading and Marketing, L.L.C. under the terms of the parties' gas supply agreement. This decrease in operating cash flow was offset by a temporary increase in accounts payable this year related to the timing of such gas supply payments.

   Capital expenditures for the fiscal year ended September 30, 1999 of $39.5 million reflect an increase of $8.4 million or 26.9 percent when compared to $31.1 million last year. This spending increase was due primarily to ProvGas' technology expenditures related to Year 2000, system enhancements and environmental remediation expenditures. Capital expenditures for fiscal years 2000 and 2001 are expected to be approximately $54.5 million in total.

    During the current fiscal year, the Company's cash provided by financing activities increased $29.7 million. ProvGas issued $15 million in Series T First Mortgage Bonds on February 8, 1999. The Series T bonds are for a 30 year term at an interest rate of 6.5 percent. ProvGas has received an order from the Division which permits the amortization of the Series M bond repurchase premium over the life of the Series T bonds. The proceeds were used to reduce borrowings under its lines of credit as well as for general corporate purposes. This reduction in borrowings was more than offset by an increase in short-term notes payable of approximately $18.2 million, which was used primarily as bridge financing for the Company's investment in the Mall. The Company anticipates obtaining permanent financing for the Mall during the first quarter of fiscal 2000.

   In September 1999, the Company made a capital contribution of $4.8 million to ProvGas in order to fund working capital requirements.

Hedging

   The Company's strategy is to use financial instruments for hedging purposes to manage the impact of market fluctuations on non-regulated contractual sales commitments. Financial instruments manage market risks and reduce exposure to fluctuations in the market prices of home heating oil, diesel, heavy oil, and natural gas.

   At September 30, 1999 and 1998, the non-regulated operation held oil futures and option contracts with fair market values of approximately $.1 million and $.2 million, respectively. The estimated fair market value of these contracts is based on quoted market prices. The contracts have maturities of one year or less. Net unrealized gains related to these instruments of approximately $40,000 have been deferred on the accompanying Consolidated Balance Sheets as a component of common stockholders' equity at both September 30, 1999 and 1998. During 1998, the non-regulated operation incurred approximately $.5 million of costs associated with liquidating fixed purchase commitments and option contracts for oil when market prices dropped.

   At September 30, 1999 and 1998, the non-regulated operation held forward purchase commitments for its supply needs with fair market values of approximately $13.8 million and $15.2 million, which were acquired at costs of approximately $12.2 million and $15.6 million, respectively. The fair market values of these forward contracts are based on quoted market prices and the contracts have maturities of less than one year.

Year 2000 Update

   The Company's Year 2000 Project is substantially complete. The Project addresses the problem arising from the use in software programs and computing infrastructures of two-digit years to define the applicable year, rather than four-digit years, and from time-sensitive software that may recognize a date using "00" as the last two digits of the year 1900, rather than the year 2000.

Readiness

   The Company recognizes that the products and services that the Company provides to its customers are essential, and senior management has made Year 2000 readiness a top priority. The Company's Year 2000 Project Office has been working with two international consulting firms to ensure the continuity of mission critical business systems and processes before and beyond the Year 2000. The Company has organized the Project around the following four major areas:

1.  Information Technology Systems

   The Company continues to implement its technology plan, which includes the migration from a mainframe centric to a client server centric environment. The migration includes the replacement of CIS which supports the business functions of customer inquiry, service orders, and billing. The migration also includes the replacement of business applications such as financial, human resources, and procurement with a new client server based financial system. These new business applications have been represented to be Year 2000 ready by their respective vendors. Validation testing of these systems for Year 2000 readiness has been completed. Both the CIS and client server based financial system have been successfully placed into operation.

   The Company completed an inventory and assessment of its existing IT systems and IT infrastructure in March 1999. All mission critical and important systems have been remediated and tested for Year 2000 readiness.

   The Company has implemented procurement policies as part of its efforts to ensure Year 2000 readiness. These policies address any future changes to the Company's IT systems environment and its future acquisitions of IT systems.

2.  Embedded Systems

   Embedded microprocessors are found in equipment deployed in the Company's distribution and facility operations. The distribution area includes, but is not limited to, the monitoring, storage, measurement, and control of the flow of natural gas. The facility area includes, but is not limited to, back-up power supply, HVAC, and security at the Company's offices.

   The Company has successfully completed the assessment, remediation, and testing of all mission critical and important embedded systems including ProvGas' Supervisory Control and Data Acquisition gas distribution system.

3.  Upstream/Downstream

   The Company has contacted all of its major suppliers, and none has indicated concern for potential business disruption.

   The Company's major suppliers critical to the delivery of natural gas to its system include interstate pipelines, Duke Energy Trading and Marketing, New England Electric System, and Bell Atlantic, which have indicated that they are following comprehensive programs on a timely schedule designed to achieve Year 2000 readiness.

While the Company cannot guarantee Year 2000 readiness of these and other suppliers, the information received from them indicates that they expect to fulfill their obligations to the Company on and after January 1, 2000. The Company will continue to monitor the status of all critical suppliers throughout 1999. Any risk areas that surface as a result of these assessments are being addressed in contingency planning.

   The Company is actively participating with the Rhode Island Y2K Association which acts as a communication forum for key customers as well as the other essential suppliers of services such as telecommunications, water, and electricity. The Company is also communicating its Year 2000 readiness to customers in bill stuffers, on its website and in state-sponsored "town meetings" throughout its service territory. On February 17, 1999, ProvGas provided testimony to the RIPUC regarding ProvGas' Year 2000 readiness and since then has filed quarterly updates with the RIPUC.

4. Contingency Planning

   The Company has contingency plans in place for response to certain emergency operational situations. In addition, the Company has completed over 50 workshops to develop actionable contingency plans which will specifically address risks to the top 72 business processes related to the Year 2000 computer problem. Such contingency plans include using manual procedures and arranging for alternative suppliers. The Company has developed Year 2000 contingency plans for all mission critical and important business processes. The Company participated in a Year 2000 communications drill with other New England Gas Association local distribution companies and its pipeline supplier, Tennessee Pipeline Company. This planning will help provide mutual aid and assistance if necessary.

Year 2000 Costs

   The Company is capitalizing Year 2000 costs for ProvGas and will amortize these costs over a five-year amortization period consistent with the regulatory levels as authorized by the RIPUC under the Energize RI program. As of September 30, 1999, the Company has deferred Year 2000 costs of approximately $7.6 million and has amortized $.3 million of these costs. In addition, approximately $.1 million of additional costs, which have been expensed, have been incurred by the non-regulated operation. Total costs for Year 2000 are expected to range from $7.7 million to $8.1 million. These estimated costs include external contractors and service providers and the balance of the unrecovered legacy CIS system that has been replaced, as well as other costs associated with the discontinuance of the operation of the mainframe. These estimates do not include Year 2000 costs which may be incurred by joint ventures or partnerships for which the Company does not have primary operating responsibility or for the costs of implementing the new CIS and client server based financial system pursuant to ProvGas' ongoing technology plan.

   Additionally, the Company does not separately track the internal costs incurred for the Year 2000 project. Such costs are principally the related payroll costs for the information systems group. Internal costs, except for the Year 2000 project manager, have been expensed as incurred.

   These cost estimates are based on management's best current estimates which were derived utilizing numerous assumptions of future events, including the continued availability of technological and certain other resources, the accuracy of third party assurances and other factors. There can be no guarantee that these estimates will be achieved, and actual results may differ from those discussed above.

Risk Assessment

   No amount of preparation and testing can guarantee Year 2000 readiness. However, the Company believes that it has taken and will take appropriate preventative measures designed to minimize disruption before, during, and after January 1, 2000.

   A disruption in the extraction or processing, transmission or storage of gas, or its distribution due to Year 2000 problems experienced by the Company's gas suppliers could prevent those suppliers from delivering a sufficient amount of gas to enable the Company to serve certain customer segments. Even if the flow of gas is not disrupted, customers may not be able to receive gas if electrical service is disrupted.

   In the event that the Company is unable to obtain supplies of oil from third parties, its customers may not be able to receive oil necessary to heat their facilities or residences.

   Because of the difficulty of assessing Year 2000 readiness of these suppliers and others outside the control of the Company, the Company considers potential disruptions by these third parties to present the "reasonably likely worst case scenario." The Company's inability to serve its customers could result in increased costs, loss of revenue, and potential claims.

   This Year 2000 update contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and actual results may differ materially from those described herein.


Common Stock Information
                                                           Dividend Paid
Quarter Ended                      High          Low         Per Share
--------------------------------------------------------------------------
September 30, 1999                $30 1/8      $26 1/16         $.27
June 30, 1999                      27           18               .27
March 31, 1999                     22 7/16      18 3/8           .27
December 31, 1998                  21 1/2       19 1/16          .27

September 30, 1998                $21 3/8      $19 3/16         $.27
June 30, 1998                      21 3/8       19 1/2           .27
March 31, 1998                     22 1/8       20 1/2           .27
December 31, 1997                  22 3/8       17 5/8           .27

Consolidated Balance Sheets
September 30

(thousands of dollars)                                                    1999                   1998
---------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and temporary cash investments (notes 1 and 9)               $   2,804              $    2,006
     Accounts receivable, less allowance of
       $2,883 in 1999 and $2,720 in 1998 (notes 1 and 4)                  13,684                  14,067
     Unbilled revenues (note 1)                                            2,821                   1,665
     Inventories, at average cost-
         Fuel oil and underground gas storage                                558                     656
         Materials and supplies                                            1,283                   1,433
     Prepaid and refundable taxes (note 3)                                 4,215                   5,355
     Prepayments                                                           2,214                   1,853
                                                                       ---------              ----------
                                                                          27,579                  27,035
                                                                       ---------              ----------

Gas plant, at original cost (notes 1, 5, 8, and 10)                      345,671              $  324,502
     Less accumulated depreciation and
       plant acquisition adjustments (notes 1 and 10)                    127,481                 125,976
                                                                       ---------              ----------
                                                                         218,190                 198,526
                                                                       ---------              ----------
Other assets:
     Other property, net                                                   2,628                   2,692
     Investments (notes 12 and 14)                                        11,186                   2,169
     Deferred environmental costs (notes 8 and 10)                         9,719                   3,969
     Deferred charges and other assets (notes 1, 4, 5, and 7)             28,731                  18,997
                                                                       ---------              ----------
                                                                          52,264                  27,827
                                                                       ---------              ----------

Total assets                                                           $ 298,033              $  253,388
                                                                       =========              ==========

Capitalization and Liabilities
Capitalization (see accompanying statement)                            $ 187,628              $  173,232
                                                                       ---------              ----------
Current liabilities:
     Notes payable (notes 6 and 9)                                        38,250                  20,079
     Current portion of long-term debt (note 5)                            3,515                   3,233
     Accounts payable (notes 7 and 9)                                     12,199                   9,310
     Accrued compensation                                                  1,634                   1,337
     Accrued environmental costs (notes 8 and 10)                          6,145                       -
     Accrued interest                                                      1,647                   1,496
     Accrued taxes                                                         3,557                   2,714
     Accrued vacation                                                      1,807                   1,706
     Accrued workers compensation                                            595                     530
     Customer deposits                                                     2,973                   3,034
     Deferred revenue (note 10)                                              315                       -
     Energy conservation liablility                                        1,261                     742
     Other                                                                 2,776                   3,373
                                                                       ---------              ----------
                                                                          76,674                  47,554
                                                                       ---------              ----------
Deferred credits, reserves, and other liabilities:
     Accumulated deferred Federal income taxes (note 3)                   24,151                  22,292
     Unamortized investment tax credits (note 3)                           2,059                   2,217
     Accrued environmental costs (notes 8 and 10)                              -                   1,750
     Accrued pension (note 7)                                              6,982                   5,812
     Other                                                                   539                     531
                                                                       ---------              ----------
                                                                          33,731                  32,602
                                                                       ---------              ----------
Commitments and contingencies (notes 8 and 10)
                                                                       ---------              ----------
Total capitalization and liabilities                                   $ 298,033              $  253,388
                                                                       =========              ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
For the Years Ended September 30

(thousands, except per share amounts)                                 1999                 1998                1997
----------------------------------------------------------------------------------------------------------------------
Energy revenues                                                     $ 225,029           $ 222,112           $ 220,420
Cost of energy                                                        119,043             122,991             124,376
                                                                    ---------           ---------           ---------
      Operating margin                                                105,986              99,121              96,044
                                                                    ---------           ---------           ---------
Operating expenses:
      Operation and maintenance                                        53,047              51,993              48,768
      Depreciation and amortization                                    17,496              14,485              12,874
      Taxes:
          State gross earnings                                          5,673               5,618               6,045
          Local property and other                                      8,880               8,363               7,687
                                                                    ---------           ---------           ---------
Total operating expenses                                               85,096              80,459              75,374
                                                                    ---------           ---------           ---------
Operating income                                                       20,890              18,662              20,670
                                                                    ---------           ---------           ---------
Other income (loss) (note 1)                                            1,123                  57                (219)
                                                                    ---------           ---------           ---------
Interest expense:
      Long-term debt                                                    6,827               6,391               6,042
      Other                                                             2,262               1,998               1,786
      Interest capitalized                                               (389)               (256)               (225)
                                                                    ---------           ---------           ---------
                                                                        8,700               8,133               7,603
                                                                    ---------           ---------           ---------
Income before Federal income taxes                                     13,313              10,586              12,848
Provision for Federal income taxes (note 3)                             4,540               3,657               4,391
                                                                    ---------           ---------           ---------
Income before preferred dividends of subsidiary                         8,773               6,929               8,457
Preferred dividends of subsidiary (note 5)                                348                 487                 626
                                                                    ---------           ---------           ---------
Net income                                                          $   8,425           $   6,442           $   7,831
                                                                    =========           =========           =========
Earnings per common share - basic                                   $    1.40           $    1.09           $    1.35
                                                                    =========           =========           =========
Earnings per common share - diluted                                 $    1.40           $    1.09           $    1.35
                                                                    =========           =========           =========
Weighted average common shares outstanding (note 13):
      Basic                                                           6,015.7             5,919.7             5,790.1
                                                                    =========           =========           =========
      Diluted                                                         6,034.1             5,929.7             5,794.3
                                                                    =========           =========           =========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended September 30

(thousands of dollars)                                                     1999           1998          1997
--------------------------------------------------------------------------------------------------------------
Cash provided by -
     Operating Activities:
        Income before preferred dividends of subsidiary                 $  8,773       $  6,929      $  8,457
        Items not requiring cash:
            Depreciation and amortization                                 17,496         14,485        12,874
            Changes as a result of regulatory action                      (2,357)         1,500             -
            Gain on sale of financial instruments (note 1)                  (355)             -             -
            Deferred Federal income taxes                                    888          1,131           703
            Loss on sale of real estate                                        -             37             -
            Amortization of investment tax credits                          (158)          (158)         (158)
        Changes in assets and liabilities which provided (used) cash:
            Accounts receivable                                              549         21,504          (187)
            Unbilled revenues                                             (1,156)         1,018          (326)
            Deferred gas costs                                                 -             78         6,041
            Inventories                                                      302           (169)       (2,222)
            Prepaid and refundable taxes                                   1,731         (1,646)           14
            Prepayments                                                     (361)          (800)          501
            Accounts payable                                               1,529         (3,495)         (617)
            Accrued compensation                                             297           (607)          323
            Accrued interest                                                 151            298           (80)
            Accrued taxes                                                  1,107            202           526
            Accrued vacation, accrued workers compensation,
              customer deposits, and other                                  (354)         1,105          (631)
            Accrued pension                                                1,170           (928)        1,070
            Deferred charges and other                                    (2,388)         3,638         1,149
                                                                        --------       --------      --------
              Net cash provided by operating activities                   26,864         44,122        27,437
                                                                        --------       --------      --------

Investment Activities:
     Expenditures for property, plant, and equipment, net                (39,542)       (31,150)      (20,425)
     Expenditures for business acquisitions, net of cash
       acquired (note 15)                                                    275         (2,744)            -
     Investment in joint venture (note 14)                                (9,071)        (2,000)            -
     Proceeds from sale of real estate                                         -            698             -
     Proceeds from (cash paid for) financial instruments (note 12)           403           (104)            -
                                                                        --------       --------      --------
              Net cash used in investing activities                      (47,935)       (35,300)      (20,425)
                                                                        --------       --------      --------

Financing Activities:
     Issuance of common stock                                                 23              -            44
     Proceeds from exercise of stock options                                  14            115            34
     Issuance of mortgage bonds (note 5)                                  15,000         15,000             -
     Repurchase of mortgage bonds                                              -         (6,363)            -
     Premium payment on bonds                                                  -         (1,392)            -
     Redemption of preferred stock                                        (1,600)        (1,600)       (1,600)
     Issuance of long-term debt                                                -              -         1,345
     Payments on long-term debt                                           (4,132)        (3,799)       (2,164)
     Increase (decrease) in notes payable                                 18,171         (4,462)          405
     Cash dividends on preferred shares (note 5)                            (348)          (487)         (626)
     Cash dividends on common shares                                      (5,259)        (4,891)       (4,811)
                                                                        --------       --------      --------
              Net cash provided (used) by financing activities            21,869         (7,879)       (7,373)
                                                                        --------       --------      --------

Increase (decrease) in cash and temporary cash investments                   798            943          (361)
Cash and temporary cash investments at beginning of year                   2,006          1,063         1,424
                                                                        --------       --------      --------
Cash and temporary cash investments at the end of year                  $  2,804       $  2,006      $  1,063
                                                                        ========       ========      ========

Consolidated Statements of Cash Flows
For the Years Ended September 30 (continued)
(thousands of dollars)                                        1999        1998       1997
------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
   Cash paid during the year for-
      Interest (net of amount capitalized)                  $ 8,283     $ 7,606    $ 7,476
      Income taxes (net of refunds)                         $ 2,821     $ 3,750    $ 2,036
   Schedule of non-cash investing activities:
      Capital lease obligations for equipment               $   131     $     -    $   437
      Other long-term debt for equipment                    $     -     $     -    $ 1,983
      Stock issuance for business acquisition               $ 1,548     $     -    $     -

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Capitalization
September 30

(thousands of dollars)                                                           1999         1998
-----------------------------------------------------------------------------------------------------
Common stockholders' investment (notes 5, 7, and 11):
      Common stock, $1 Par
          Authorized - 20,000 shares
          Outstanding - 6,102 shares in 1999 and 5,969 shares in 1998        $    6,102    $    5,969
      Amount paid in excess of par                                               61,966        59,198
      Retained earnings                                                          25,000        23,067
                                                                             ----------    ----------
                                                                                 93,068        88,234
      Accumulated other comprehensive earnings:
          Unrealized gain on financial instruments (notes 12 and 17)                 39            43
                                                                             ----------    ----------

      Total common equity                                                        93,107        88,277
                                                                             ----------    ----------

Cumulative preferred stock of subsidiary (notes 5 and 9):
      Redeemable 8.7% Series, $100 Par
      Authorized - 80 shares
      Outstanding - 32 shares as of 1999 and 48 shares as of 1998                 3,200         4,800
                                                                             ----------    ----------

Long-term debt (notes 5, 8, and 9):
      First Mortgage Bonds, secured by property
          Series M, 10.25%, due July 31, 2008                                     1,819         2,728
          Series N, 9.63%, due May 30, 2020                                      10,000        10,000
          Series O, 8.46%, due September 30, 2022                                12,500        12,500
          Series P, 8.09%, due September 30, 2022                                12,500        12,500
          Series Q, 5.62%, due November 30, 2003                                  8,000         9,600
          Series R, 7.50%, due December 15, 2025                                 15,000        15,000
          Series S, 6.82%, due April 1, 2018                                     15,000        15,000
          Series T, 6.50%, due February 1, 2029                                  15,000             -
      Other long-term debt                                                        4,461         4,890
      Capital leases                                                                556         1,170
                                                                             ----------    ----------
                                                                                 94,836        83,388
      Less-current portion                                                        3,515         3,233
                                                                             ----------    ----------
      Long-term debt, net                                                        91,321        80,155
                                                                             ----------    ----------

Total capitalization                                                         $  187,628    $  173,232
                                                                             ==========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Common Stockholders' Equity
For the Three Years Ended September 30

                                                    Shares            Amount Paid                  Other
                                            Issued and Outstanding    In Excess     Retained   Comprehensive
(thousands of dollars)                        Number       Amount        of Par      Earnings   Income (Loss)
--------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                     5,748       $ 5,748       $55,404     $21,413            $  -
Add (deduct):
     Net income                                     -             -             -       7,831               -
     Dividends ($1.08 per share)                    -             -             -      (6,242)              -
     Dividend reinvestment, cash
       stock purchase plan, and employee
       benefit plans                               82            82         1,392           -               -
     Exercise of stock options                      2             2            32           -               -
     Accrual for stock compensation
       plan                                         -             -          (110)          -               -
     Amortization of deferred
       compensation for stock
       compensation plans                           -             -           109           -               -
                                           ----------  ------------  ------------  ----------  --------------

Balance, September 30, 1997                     5,832         5,832        56,827      23,002               -
Add (deduct):
     Net income                                     -             -             -       6,442               -
     Dividends ($1.08 per share)                    -             -             -      (6,377)              -
     Dividend reinvestment, cash
       stock purchase plan, and employee
       benefit plans                               76            76         1,410           -               -
     Exercise of stock options                      7             7           108           -               -
     Accrual for stock compensation
       plan                                         -             -          (266)          -               -
     Amortization of deferred
       compensation for stock
       compensation plans                           -             -           163           -               -
     Unrealized gain on
       financial instruments                        -             -             -           -              43
     Shares issued for acquisition                 54            54           956           -               -
                                           ----------  ------------  ------------  ----------  --------------

Balance, September 30, 1998                     5,969         5,969        59,198      23,067              43
Add (deduct):
     Net income                                     -             -             -       8,425               -
     Dividends ($1.08 per share)                    -             -             -      (6,492)              -
     Dividend reinvestment, cash
       stock purchase plan, and employee
       benefit plans                               63            63         1,170           -               -
     Exercise of stock options                      1             1            13           -               -
     Accrual for stock compensation
       plan                                         -             -           (98)          -               -
     Amortization of deferred
       compensation for stock
       compensation plans                           -             -           181           -               -
     Unrealized (loss) on
       financial instruments                        -             -             -           -              (4)
     Shares issued for acquisition                 68            68         1,480           -               -
     Shares issued for employee stock
       purchase plan                                1             1            22           -               -
                                           ----------  ------------  ------------  ----------  --------------

Balance, September 30, 1999                     6,102       $ 6,102       $61,966     $25,000           $  39
                                           ==========  ============  ============  ==========  ==============

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Consolidation
     The consolidated financial statements include the accounts of Providence Energy Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company will account for its investment in the Capital Center Energy Company, LLC joint venture under the equity method of accounting at the conclusion of the construction period (also see Note 14).

Use of Estimates in the Preparation of Financial Statements
     The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulation
     ProvGas is subject to regulation by the RIPUC. North Attleboro Gas is subject to regulation by the MDTE. The accounting policies of ProvGas and North Attleboro Gas conform to GAAP as applied in the case of regulated public utilities and are in accordance with the regulators' accounting requirements and rate-making practices.

Energy Revenues
     Energy revenues are generated principally from natural gas and oil activities. The natural gas distribution companies record accrued natural gas distribution revenues based on estimates of gas volumes delivered but not billed at the end of an accounting period in order to match revenues with related costs. Also included in energy revenues are revenues earned from energy management services, including energy project development fees.

Hedging
     The Company's non-regulated operation uses financial instruments to manage market risks and to reduce exposure to fluctuations in the market prices of home heating oil, diesel, heavy oil, and natural gas. The Company's policy is not to hold or issue financial instruments for trading purposes but to utilize such instruments to hedge the impact of market price fluctuations.

   These financial instruments qualify for hedge accounting. Hedge accounting is used in non-trading activities when there is a high degree of correlation between price movements in the instrument and the item designated as being hedged. Under hedge accounting, financial instruments with third parties are carried at market value with related unrealized gains and losses recorded as adjustments to equity in the Consolidated Statements of Capitalization. Realized gains and losses are recognized in the Consolidated Statements of Income when the hedge transaction occurs.

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

     The Company also capitalizes the costs of all technology investments with the exception of system maintenance costs, which are expensed unless deferral is approved by regulators.

Impairment Of Long-lived Assets
     SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" established accounting standards for the impairment of long-lived assets. SFAS No. 121 also required that regulatory assets which are no longer probable of recovery through future revenues be charged to earnings. SFAS No. 121 has not impacted the Company's financial position or results of operations for the years presented.

Depreciation
     For ProvGas and North Attleboro Gas, depreciation is provided on the straight-line basis at rates approved by the RIPUC and the MDTE which are designed to amortize the cost of depreciable plant over its estimated useful life. The composite depreciation rate expressed as a percentage of the average depreciable gas plant in service was approximately 3.85 percent for 1999, 1998, and 1997.

     For the non-regulated operation, depreciation is provided on the straight-line basis at rates which are designed to amortize asset costs over their useful lives.

     The Company retires property units for its regulated operation by charging original cost, cost of removal, including environmental investigation and remediation costs, and salvage value to accumulated depreciation. Due to the magnitude of environmental investigation and remediation costs, these amounts have been separately stated in the accompanying Consolidated Balance Sheets.

     Gains and losses on the disposition of assets for the non-regulated operation are reported in earnings in the period realized.

Gas Charge Clauses
     In May 1996, the RIPUC approved a Rate Design Settlement Agreement. The Agreement included changes to ProvGas' gas cost recovery mechanism. Specifically, the Agreement replaced the previous CGA with the GCC effective June 2, 1996. In addition to the commodity and related pipeline transportation costs historically included in the CGA, the GCC provided for the recovery of:
(1) inventory financing costs; (2) working capital associated with gas supply purchases; (3) bad debt expenses associated with the gas revenue portion of customer bills; and (4) a substantial portion of liquefied natural gas operating and maintenance expenses, all of which were previously recovered in base rates. Similar to the former CGA, the GCC provided for reconciliation of total gas costs billed with the actual cost of gas incurred. Any excess or deficiency in amounts billed as compared to costs incurred was deferred and either refunded to, or recovered from, customers over a subsequent period. As a result of the Price Stabilization Plan Settlement Agreement described in Note 10, the GCC has been suspended for the period from October 1, 1997 through September 30, 2000. Any excess or deficiency in amounts billed as compared to costs incurred will be retained or borne by ProvGas during this period.

Allowance For Funds Used During Construction
     ProvGas and North Attleboro capitalize interest and an allowance for equity funds in accordance with established policies of the RIPUC and MDTE. The rates used are based on the actual cost of debt and the allowed equity return. Interest capitalized is shown as a reduction of interest expense and the equity allowance is included in other income (loss) in the accompanying Consolidated Statements of Income.

Deferred Charges and Other Assets
     The Company defers and amortizes certain costs in a manner consistent with authorized or probable rate-making treatment.

     Deferred financing costs are amortized over the life of the related security while the remaining deferred regulatory charges and other assets are amortized over a recovery period specified by the respective regulatory commissions.

Deferred Charges and Other Assets include the following:


(thousands of dollars)             1999     1998
------------------------------------------------

Year 2000 costs                 $ 7,315  $ 2,518
Pension costs                     7,177    6,401
Goodwill, net                     4,624    2,839
Unamortized debt expense          3,888    3,204
Exogenous recovery (note 10)      2,450        -
Other deferred charges            3,277    4,035
                                -------  -------
   Total                        $28,731  $18,997
                                =======  =======

Temporary Cash Investments
     Temporary cash investments are short-term, highly liquid investments with original maturities to the Company of not more than 90 days.

Stock-based Compensation
     Compensation expense associated with awards of stock or options to employees is measured using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (see Note 11).

Intangibles
     All intangible assets are amortized on a straight-line basis over their estimated useful lives. The goodwill and customer list amortization periods associated with the recent oil acquisitions are 20 years and 10 years, respectively.

Reclassifications
     Certain prior year amounts have been reclassified for consistent presentation with the current year.

2.   Subsequent Event - Merger

     On November 15, 1999, the Company and Southern Union announced that their Boards of Directors unanimously approved a definitive merger agreement. ProvEnergy will serve as Southern Union's headquarters for its New England operations. The agreement calls for Southern Union to merge with the Company in a transaction valued at approximately $400 million, including assumption of debt. Under the terms of the agreement, the Company's shareholders will receive $42.50 per share of Company stock in cash.

     Upon completion of the merger, Southern Union will serve approximately 1.5 million gas, electric, oil, and propane customers in Rhode Island, Massachusetts, Pennsylvania, Texas, Missouri, Florida, Connecticut, and Mexico.

     The Company will operate as an autonomous division of Southern Union with the headquarters remaining in Rhode Island, and pursuant to terms of the merger agreement, there will be no material changes in the immediate future to the operations of the Company. Southern Union will honor all of the Company's union contracts and no layoffs are anticipated as a result of the transaction. The Company's Chairman and Chief Executive Officer, James H. Dodge, will also become a member of Southern Union's Board of Directors.

     The transaction may require certain legal approvals, including the approval of the holders of a majority of the outstanding Company shares, the Division, the RIPUC, the MDTE, the SEC, and FERC, as well as regulators in Texas, Missouri, Pennsylvania, and Florida, where Southern Union currently has operations.

3. Federal Income Taxes

     The Company records income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires deferred taxes to be provided for all temporary differences.

   The following is a summary of the provision for Federal income taxes for the three years ended September 30:



(thousands of dollars)                        1999    1998    1997
--------------------------------------------------------------------
Current                                       $3,652  $2,526  $3,688
Deferred                                         888   1,131     703
                                              ------  ------  ------
Total Federal income tax
 provision                                    $4,540  $3,657  $4,391
                                              ======  ======  ======

     The effective Federal income tax rates and the reasons for their differences from the statutory Federal income tax rates are as follows:


                                               1999    1998   1997
--------------------------------------------------------------------
Statutory Federal income
 tax rates                                     34.0%   34.0%  34.0%
Reversing temporary differences                 (.8)    (.1)   (.3)
Amortization of
 investment tax credits                         (.4)    (.5)   (.4)
Non-deductible goodwill                          .6      .3      -
Other                                            .7      .8     .9
                                             ------  ------ ------
Effective Federal income
 tax rates                                     34.1%   34.5%  34.2%
                                             ======  ====== ======

     The Company's deferred tax assets and liabilities for each of the two years in the period ended September 30 are the result of the following temporary differences:

(thousands of dollars)                               1999       1998
--------------------------------------------------------------------

Long-term deferred taxes
------------------------
Tax assets
  Unamortized ITC                                $    719   $    773
  Other                                               222        413
Tax liabilities
  Property related                                (22,575)   (22,730)
  Pension costs                                      (125)      (237)
  Deferred charges                                 (2,392)      (511)
                                                 --------   --------
 Net deferred tax liability included
  in accompanying Consolidated Balance Sheets    $(24,151)  $(22,292)
                                                 ========   ========

Prepaid taxes
-------------
Tax assets
  Accounts receivable reserves                   $  1,288   $    970
  Property tax reserves                                61       (136)
  Other                                             1,358        927
Tax liabilities
  Employee severance                                   56         56
  Other                                              (139)      (109)
                                                 --------   --------
Net prepaid taxes                                   2,624      1,708
Prepaid gross earnings tax
 and other                                          1,591      3,647
                                                 --------   --------
Net prepaid and refundable taxes
 included in accompanying
 Consolidated Balance Sheets                     $  4,215   $  5,355
                                                 ========   ========

     Investment tax credits are amortized through credits to other income
(loss), over the estimated lives of related property.

4.   Lease Receivables

     Previously, the Company financed the installation of water heaters and other appliances for its customers under one to three-year finance agreements. Additionally, the Company leased water heaters and appliances to customers under 10-year sales-type leases.

Future minimum lease payments to be received are:
(thousands of dollars)
-------------------------------------------------

2000                                       $  389
2001                                          295
                                          -------
                                              684
Amount representing interest                  (99)
                                          -------
Amount representing principal             $   585
                                          =======

5.   Capitalization

A.   First Mortgage Bonds

     In April 1998, ProvGas issued $15 million of Series S First Mortgage Bonds. These First Mortgage Bonds bear interest at the rate of 6.82 percent and mature in April 2018. The net proceeds provided by this indebtedness were used to finance capital expenditures and pay down short-term debt.

     In September 1998, ProvGas repurchased $6.4 million of Series M First Mortgage Bonds. The cost of repurchase was comprised of $6.4 million in principal and $1.4 million in premium. The premium will be amortized over 30 years, which is the life of the Series T First Mortgage Bonds, which ProvGas issued in February 1999. ProvGas has received an order from the Division which permits the amortization of the bond premium over the life of this new debt.

     ProvGas issued $15 million in Series T First Mortgage Bonds on February 8, 1999. These First Mortgage Bonds bear interest at the rate of 6.5 percent and mature in February 2029. The proceeds were used to reduce borrowings under lines of credit as well as for general corporate purposes.

   ProvGas' First Mortgage Bonds are secured by a lien on substantially all of the tangible and real property.

     As of September 30, 1999, the annual sinking fund requirements and maturities of long-term debt are as follows:

(thousands of dollars)
------------------------

2000                      $  2,509
2001                         2,509
2002                         1,601
2003                         1,600
2004 and thereafter         81,600
                          --------
                          $ 89,819
                          ========

     The Company's ability to pay dividends is largely dependent on the continuing operations of ProvGas. Approximately $20 million of ProvGas' retained earnings is available for dividends under the most restrictive terms of ProvGas' First Mortgage Bond Indenture.

B.   Other Long-term Debt

     During 1997, the Company financed equipment purchases of approximately $3,328,000 through the issuance of long-term notes to IBM Credit Corporation. The notes have five-year terms and interest rates ranging from 4.9 to 7.5 percent. As of September 30, 1999, the maturities of these long-term notes over the next five years are $663,000 in 2000, $704,000 in 2001, $480,000 in 2002,
$69,000 in 2003, and $78,000 in 2004 and thereafter.

     The remainder of the other long-term debt consists primarily of an amount due to a former owner of an acquired company.

C.   Redeemable Preferred Stock

     ProvGas' preferred stock, which consists of 80,000 shares of $100 par value, has an 8.7 percent cumulative annual dividend rate payable on a quarterly basis, and has no voting power or privileges. The stock is subject to a cumulative annual sinking fund requirement of 16,000 shares per year at par ($1,600,000) plus accrued or unpaid dividends which commenced in February 1997. Accordingly, 16,000 shares were redeemed by ProvGas at par value in February 1999 and 1998. Under the agreement, in addition to the sinking fund redemptions required, the Company has the option to redeem the final 16,000 shares of preferred stock on March 1, 2000.

6.   Notes Payable

     The Company meets seasonal cash requirements and finances capital expenditures on an interim basis through short-term bank borrowings. As of September 30, 1999, the Company had lines of credit totaling $74,000,000 with borrowings outstanding of $38,250,000. The Company pays a fee for its lines of credit rather than maintaining compensating balances. The weighted average short-term interest rate for borrowings outstanding at the end of the year was
5.52 percent in 1999, 5.86 percent in 1998, and 5.79 percent in 1997.

7.   Employee Benefits

A.   Retirement Plans
     The Company has two pension plans providing retirement benefits for most of its employees. The benefits under the plans are based on years of service and the employee's final average compensation. It is the Company's policy to fund at least the minimum required contribution.

     The following table sets forth the funding status of the pension plans and amounts recognized in the Company's Consolidated Balance Sheets at September 30, 1999 and 1998:

(thousands of dollars)                                1999     1998
-----------------------------------------------------------------------
Accumulated benefit obligation,
  including vested benefit obligation
  of $(47,881) as of September 30,
  1999 and $(46,175) as of
  September 30, 1998                             $ (57,017)  $  (54,986)
                                                 =========     ========
Projected benefit obligation for
  service rendered to date                       $ (72,366)  $  (71,540)
Plan assets at fair value (primarily
  listed stocks, corporate bonds, and
  U.S. bonds)                                       83,137       74,862
                                                 ---------   ----------

Excess of plan assets over
  projected benefit obligation                    10,771      3,322
Unrecognized (gain)                              (19,749)    (9,872)
Unrecognized prior service cost                    4,056      2,559
Unrecognized net transition asset
  being recognized over 15 years
  from October 1, 1985                              (136)      (272)
                                                 -------   --------
Net accrued pension cost included
  in accrued pension and accounts payable
  at September 30, 1999 and 1998                 $(5,058)  $ (4,263)
                                                 =======   ========

Net pension cost for fiscal years 1999, 1998, and 1997 included the following components:

(thousands of dollars)                      1999      1998       1997
--------------------------------------------------------------------------------
Service cost                             $  2,285   $ 1,989   $  1,824
Interest cost on benefit obligations        4,993     4,904      4,583
Actual return on plan assets              (11,605)   (1,338)   (16,458)
Net amortization and deferral               5,123    (6,515)    10,526
                                         --------   -------   --------
Net periodic pension cost                     796      (960)       475
Adjustments due to regulatory
  action                                     (796)      960       (475)
                                         --------   -------   --------
Net periodic pension cost recognized
  in earnings                            $      -   $     -   $      -
                                         ========   =======   ========

     In 1999, the discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 7.25 percent and 5 percent, respectively. The expected long-term rate of return on assets was 9 percent in 1999.

     In 1998, the discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 6.75 percent and 5 percent, respectively. In 1997, the discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 8 percent and 6 percent, respectively. The expected long-term rate of return on assets was 9 percent in 1998 and 1997.

     ProvGas recovers pension costs in rates when such costs are funded. Therefore, the amount by which funding differs from pension expense, determined in accordance with GAAP, is deferred and recorded as a regulatory asset or liability.

B.   Post-retirement Benefits Other Than Pensions
     ProvGas currently offers retirees who have attained age 55 and worked five years for ProvGas, healthcare and life insurance benefits during retirement. These benefits are similar to the benefits offered to active employees.
Although retirees are not required to make contributions for healthcare and life insurance benefits currently, future contributions may be required if the cost of healthcare and life insurance benefits during retirement exceed certain limits.

     Since 1993, post-retirement benefit costs for active employees are recorded by ProvGas on an accrual basis, ratably over their service periods. Benefits of $10,526,000 earned prior to 1993 have been deferred as an unrecognized transition obligation, which ProvGas is amortizing over a 20-year period.

     ProvGas funds its post-retirement benefit obligation by contributions to a VEBA Trust. Total contributions of $1,177,000 in 1999, $1,308,000 in 1998, and $1,372,000 in 1997 were made to the VEBA Trust.

     ProvGas recovers its post-retirement benefit obligation in rates to the extent allowed by the RIPUC. The RIPUC generally allows such costs to be recovered if amounts are funded into tax-favored investment funds, such as the VEBA Trust. Accordingly, ProvGas fully recovered its 1999, 1998, and 1997 post-retirement obligations because such obligations were funded through the VEBA Trust. In addition, in September 1996, the RIPUC approved a ratable recovery of the cumulative unrecovered difference of $1,041,000 during 1997, 1998, and 1999. Of the total post-retirement benefit obligations, $1,523,000, $1,654,000, and $1,718,000, were included in rates during 1999, 1998, and 1997, respectively.

   The healthcare and life insurance benefits' costs and accumulated post-retirement benefit obligation for 1999, 1998, and 1997 are calculated by ProvGas' actuaries using assumptions and estimates which include:

                                                  1999   1998   1997
---------------------------------------------------------------------
Healthcare cost annual growth rate                7.55%   9.0%  10.2%
Healthcare cost annual growth rate - long-term    4.75    6.0    6.0
Expected long-term rate of return (union)          8.5    8.5    8.5
Expected long-term rate of return (non-union)      5.5    5.5    5.5
Discount rate                                     7.25   6.75    8.0

     The healthcare cost annual growth rate significantly impacts the estimated benefit obligation and annual expense. For example, in 1999, a one percent increase in the above rates would increase the obligation by $745,000 and the annual expense by $77,000. Decreasing the assumed health care cost annual growth rate by one percent would decrease the obligation by $596,000 and the annual expense by $62,000.

   The obligations and assets for the healthcare and life insurance benefits at September 30, 1999 and 1998 are as follows:

(thousands of dollars)                    1999        1998
-------------------------------------------------------------

Accumulated post-retirement benefit
 obligation as of the end of the
 prior fiscal year                      $(12,886)   $(11,748)
Service cost                                (273)       (243)
Interest cost                               (848)       (945)
Actuarial loss/(gain) and
 assumption change                           872        (660)
Expected benefits paid                       724         710
                                        --------    --------
Accumulated post-retirement benefit
 obligation as of the end
 of the fiscal year                      (12,411)    (12,886)
                                        --------    --------

Fair value of plan assets as of
 the beginning of the year                 5,684       4,704
Return on plan assets                        627         377
Employer contributions                     1,177       1,308
Expenses paid                                (13)        (18)
Benefits paid                               (590)       (687)
                                        --------    --------
Fair value of plan assets
 as of the end of the year                 6,885       5,684
                                        --------    --------

Unfunded post-retirement benefit
 obligation                               (5,526)     (7,202)
Unrecognized transition obligation         7,368       7,895
Unrecognized net (gain) or loss           (1,842)       (693)
                                        --------    --------
Prepaid post-retirement
 benefit obligation included
 in the accompanying Consolidated
 Balance Sheets                         $      -    $      -
                                        ========    ========

     ProvGas' actuarially determined healthcare and life insurance benefits' costs for 1999, 1998, and 1997 include the following:


(thousands of dollars)            1999      1998     1997
-----------------------------------------------------------

Service cost                     $  273    $  243   $  228
Interest cost                       849       945      896
Actual return on plan assets       (471)     (406)    (278)
Amortization and deferral           526       526      526
                                 ------    ------   ------
Total annual plan costs          $1,177    $1,308   $1,372
                                 ======    ======   ======

C.    Supplemental Retirement Plans

     The Company provides certain supplemental retirement plans for key employees. The projected benefit obligation is approximately $2,111,000 which is being accrued over the service period of these key employees. The supplemental retirement plans are unfunded. ProvGas accrued and expensed $407,000, $61,000, and $612,000, related to these benefits in 1999, 1998, and 1997, respectively.

D.  Performance and Equity Incentive Plan

     The Providence Energy Corporation Performance and Equity Incentive Plan provides that up to 225,000 shares of common stock, as well as cash awards, can be granted to key employees, including employees of ProvGas, at no cost to the employees. Key employees who receive common shares are entitled to receive dividends, but full beneficial ownership vests on the fifth anniversary of the date of the grant provided the participant is still employed by the Company. Vesting may be accelerated under certain circumstances, including a change in control. This plan also provides for cash compensation to key employees.

     The executive compensation incentive awards totaled approximately $715,000 for 1999, $459,000 for 1998, and $439,000 for 1997. Amounts paid in cash are charged to expense when earned. However, amounts paid in restricted stock are deferred and amortized to expense over the five-year vesting period.

     Of the $715,000 1999 award, $483,000 will be paid in cash during 2000. Of the $459,000 1998 award, $310,000 was paid in cash during 1999. Of the $439,000
1997 award, $297,000 was paid in cash during 1998. Grant shares totaling 7,566, 7,230, and 5,989, were purchased by the Company and reissued to key employees during 1999, 1998, and 1997, respectively.

E.  Restricted Stock Incentive Plan

     The Restricted Stock Incentive Plan, which was discontinued in 1998, provided that up to 60,000 shares of common stock may be granted to employees of the Company with at least three months of service, who were not officers or covered by a collective bargaining agreement, at no cost to the employee. All participants were entitled to receive dividends; however, full beneficial ownership vests on the third anniversary of the date of the grant provided that the participant is still employed by the Company. Vesting may be accelerated under certain circumstances.

     The purchase of 4,230 shares for the Restricted Stock Incentive Plan for the 1997 award occurred in 1998 at a cost of approximately $90,000. All amounts awarded under the Restricted Stock Incentive Plan are deferred and amortized to expense over a three-year period.

F.  1998 Performance Share Plan

     Effective October 1, 1998, the Board of Directors adopted a Performance Share Plan to encourage executives' interest in longer-term performance by keying incentive payouts to the total return performance of the Company's common stock in relation to that of other companies in the Edward Jones & Company gas distribution group of approximately 30 companies and to the change in the Company's stock price over three-year performance periods. The number of shares earned will range from 50 percent to 150 percent of awarded shares, if based on the relative total shareholder return method, and 50 percent to 100 percent, if based on the increase in the Company's stock price during the three-year period. These levels were developed to bring total compensation levels at the Company more in line with survey data for the relevant labor market. No shares will be earned unless shareholders have earned a minimum annual return over the three-year period equal to the total annual return for 30-year Treasury notes during such period. Upon the occurrence of a change in control, unless otherwise prohibited, the opportunities under all outstanding awards shall be deemed to have been fully earned for the entire performance period as of the effective date of the change in control. Dividends will not be paid on the shares until they are earned. Awards will be paid half in cash and half in stock. During 1999, 38,000 shares were granted under this plan.

8.  Commitments and Contingencies

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

B.  Capital Leases

     ProvGas has a capital lease with Algonquin for storage space in a LNG tank. The capital lease arrangement also provides that Algonquin lease from ProvGas, for a corresponding term at an annual amount of $150,000, the land on which the tank is situated. ProvGas also leases certain information systems and other equipment under capital leases.

Property under Capital Leases:
-----------------------------

(thousands of dollars)                   1999         1998
------------------------------------------------------------
     Gas Plant                         $ 6,116     $ 6,116
     Computer and other equipment          568       1,988
     Accumulated depreciation           (6,067)     (6,937)
                                       -------     -------
                                       $   617     $ 1,167
                                       =======     =======

Commitments for Capital Leases are:
-----------------------------------

                                       *LNG      Computer
(thousands of dollars)                 Storage   Equipment     Total
--------------------------------------------------------------------
2000                                   $   136     $   144   $   280
2001                                       136         144       280
2002                                         -          69        69
2003                                         -          34        34
2004                                         -           2         2
                                       -------     -------   -------
                                       $   272     $   393   $   665
                                       -------     -------   -------
Amount representing interest                                    (109)
                                                             -------
Amount representing principal                                $   556
                                                             =======

* This capital lease will be terminated once the terms of the contract with Algonquin, which is described below, are met.

C.  Operating Leases

     The Company also leases facilities and equipment under operating leases with total future payments as of September 30, 1999 as follows:

(thousands of dollars)
----------------------
2000  $ 205
2001    145
2002     61
      -----
      $ 411
      =====

D.  Gas Supply

     As part of the Price Stabilization Plan Settlement Agreement described in
Note 10, ProvGas entered into a full requirements gas supply contract with DETM, a joint venture of Duke Energy Corporation and Mobil Corporation, for a term of three years commencing October 1, 1997. Under the contract, DETM guarantees to meet ProvGas' supply requirements; however, ProvGas must purchase all of its gas supply exclusively from DETM. In addition, under the contract, ProvGas transferred responsibility for its pipeline capacity resources, storage contracts, and LNG capacity to DETM. As a result, ProvGas' gas inventories of approximately $18 million at September 30, 1997 were sold at book value to DETM on October 1, 1997.

     In addition to providing supply for firm customers at a fixed price, DETM will provide gas at market prices to cover ProvGas' non-firm sales customers' needs and to make up the supply imbalances of transportation customers. DETM will also provide various other services to ProvGas' transportation service customers including enhanced balancing, standby, and the storage and peaking services available under ProvGas' approved FT-2 storage service effective December 1, 1997. DETM will receive the supply-related revenues from these services in exchange for providing the supply management inherent in these services.

     Included in the DETM contract are a number of other important features. ProvGas has retained the right to continue to make gas supply portfolio changes to reduce supply costs. To the extent ProvGas makes such changes, ProvGas must keep DETM whole for the value lost over the remainder of the contract period. The outsourcing of day-to-day supply management relieves ProvGas of the need to perform certain upstream supply management functions. This will make it possible for ProvGas to take on the additional supply management workload required by the further unbundling of firm sales customers without major staffing additions.

     ProvGas has entered into an agreement replacing its existing service contract with Algonquin, a subsidiary of Duke Energy Corporation. Algonquin is the owner and operator of a LNG tank located in Providence, Rhode Island. ProvGas relies upon this service to provide gas supply into its distribution system during the winter period. The service provided for in the agreement, subject to the successful completion of construction, is expected to begin in the first quarter of fiscal 2000. Under the terms of the agreement, Algonquin replaced and expanded the vaporization capability at the tank. ProvGas will receive approximately $2.6 million from Algonquin. Of the $2.6 million, approximately $.9 million represents reimbursement received by ProvGas in 1999 for costs incurred related to the project including labor, engineering, and legal expenses. The remaining portion of the payment, or approximately $1.7 million, will be paid to DETM under ProvGas' contract with DETM as reimbursement for the additional costs that DETM will incur when the Algonquin storage capacity is released to DETM as provided for in the gas supply contract described above. This payment is expected 60 days after the in-service date of the project.

     In June 1999, the FERC issued an order in Docket Number CP99-113 approving Algonquin's project described above. In that order FERC also approved the new 10-year contract between Algonquin and ProvGas for service from the tank. Also approved was ProvGas' parallel filing, PR99-8, requesting regulatory authorization to charge Algonquin for transportation of gas vaporized for other Algonquin customers and transported by ProvGas to the Algonquin pipeline on behalf of those customers.

     As a result of FERC Order 636 and other related orders, pipeline transportation companies have incurred significant costs, collectively known as transition costs. The majority of these costs will be reimbursed by the pipeline's customers, including ProvGas. ProvGas estimates its transition costs to be approximately $21.7 million, of which $16.2 million has been included in the GCC and collected from customers through September 30, 1997. As part of the above supply contract, DETM assumed liability for these transition costs during the contract's three-year term. At the end of the three-year term of the contract, the Company will assume any remaining liability, which is not expected to be material.

E.  Environmental Matters

     Federal, state, and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and in scope within recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can take effect retroactively. The Company continues to monitor the status of these laws and regulations. Such monitoring involves the review of past activities and current operations, and may include expending funds to investigate or clean up certain sites. To the best of its knowledge, subject to the following, the Company believes it is in substantial compliance with such laws and regulations.

     At September 30, 1999, the Company was aware of five sites at which future costs may be incurred.

Plympton Sites (2)
------------------

     The Company has been designated as a PRP under the Comprehensive Environmental Response Compensation and Liability Act of 1980 at two sites in Plympton, Massachusetts on which waste material is alleged to have been deposited by disposal contractors employed in the past either directly or indirectly by the Company and other PRPs. With respect to one of the Plympton sites, the Company has joined with other PRPs in entering into an Administrative Consent Order with the Massachusetts Department of Environmental Protection. The costs to be borne by the Company, in connection with both Plympton sites, are not anticipated to be material to the financial condition of the Company.

Providence Site
---------------

     During 1995, the Company began a study at its primary gas distribution facility located in Providence, Rhode Island. This site formerly contained a manufactured gas plant operated by the Company. As of September 30, 1999, approximately $3.0 million had been spent primarily on studies and the formulation of remediation work plans at this site. In accordance with state laws, such a study is monitored by the DEM. The purpose of this study was to determine the extent of environmental contamination at the site. The Company has completed the study which indicated that remediation will be required for two-thirds of the property. The remediation began in June 1999 and is anticipated to be completed during the next fiscal year. During this remediation period, the remaining one-third of the property will also be investigated and remediated if necessary.

     The Company has compiled a preliminary range of costs, based on removal and off-site disposal of contaminated soil, ranging from $7.0 million to in excess of $9.0 million. However, because of the uncertainties associated with environmental assessment and remediation activities, the future cost of remediation could be higher than the range noted. Based on the proposals for remediation work, the Company has a net accrual of $6.1 million at September 30, 1999 for anticipated future remediation costs at this site.

Westerly Site
-------------

     Tests conducted following the discovery of an abandoned underground oil storage tank at the Company's Westerly, Rhode Island operations center in 1996 confirmed the existence of coal tar waste at this site. As a result, the Company completed a site characterization test. Based on the findings of that test, the Company concluded that remediation would be required. As of September 30, 1999, the Company had removed an underground oil storage tank and regulators containing mercury disposed of on the site, as well as some localized contamination. The costs associated with the site characterization test and partial removal of soil contaminants were shared equally with the former owner of the property. The Company is currently engaged in negotiations to transfer the property back to the previous owner, who would continue to remediate the site. The purchase and sale agreement is anticipated to be signed during fiscal 2000, at which time the previous owner will assume responsibility for removal of coal tar waste on the site. The Company remains responsible for cleanup of any mercury released into adjacent water. Contamination from scrapped meters and regulators, which was discovered in 1997, was reported to the DEM and the Rhode Island Department of Health and the Company has completed the necessary remediation. Costs incurred by the Company to remediate this site were approximately $.1 million.

Allens Avenue Site
------------------

     In November 1998, the Company received a letter of responsibility from DEM relating to possible contamination on previously-owned property on Allens Avenue in Providence. The current operator of the property has been similarly notified. Both parties have been designated as PRPs. A work plan has been created and approved by DEM. An investigation has begun in order to determine the extent of the problem and the Company's responsibility. The Company has entered into a cost sharing agreement with the current operator of the property, under which the Company will be held responsible for approximately 20 percent of the costs related to the investigation. Total estimated costs of testing at this site are anticipated to be approximately $.2 million. Until the results of the investigation are known, the Company cannot offer any conclusions as to its responsibility.

General
-------

     In prior rate cases filed with the RIPUC, ProvGas requested that environmental investigation and remediation costs be recovered by inclusion in its depreciation factors consistent with the rate recovery treatment for all types of cost of removal. Due to the magnitude of ProvGas' environmental investigation and remediation expenditures, ProvGas sought current recovery for these amounts. As a result, in accordance with the Price Stabilization Plan Settlement Agreement described in Note 10, effective October 1, 1997, all environmental investigation and remediation costs incurred through September 30, 1997, as well as all costs incurred during the three-year term of the Plan, will be amortized over a 10-year period, in accordance with the levels authorized in Energize RI. Additionally, it is ProvGas' practice to consult with the RIPUC on a periodic basis when, in management's opinion, significant amounts might be expended for environmental-related costs. As of September 30, 1999, ProvGas has incurred environmental assessment and remediation costs of $4.7 million and has a net accrual of $6.1 million for future costs.

     Management has begun discussions with other parties who may assist ProvGas in paying the costs associated with the remediation of the above sites. Management believes that its program for managing environmental issues, combined with rate recovery and financial contributions from others, will likely avoid any material adverse effect on its results of operations or its financial condition as a result of the ultimate resolution of the above sites.

F.  Purchase Commitments

     At September 30, 1999 and 1998, the non-regulated operation had forward purchase commitments for its supply needs with market values of approximately $13.8 million and $15.2 million, respectively. These contracts were acquired at costs of approximately $12.2 million and $15.6 million, respectively, and have maturities of less than one year. All financial instruments held by the Company currently qualify as hedges due to either anticipated sales contracts or firm sales commitments.

9.  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value disclosures for the following financial instruments:

Cash, Cash Equivalents, Accounts Payable, and Short-term Debt
-------------------------------------------------------------

     The carrying amount approximates fair value due to the short-term maturity of these instruments.

Financial Instruments for Hedging
---------------------------------

     The fair value of financial instruments for hedging are the same as the carrying amount on the balance sheet as these instruments were marked to market at September 30, 1999 and 1998.

Long-term Debt and Preferred Stock
----------------------------------

     The fair value of long-term debt and preferred stock is estimated based on currently quoted market prices for similar types of issues.

     The carrying amounts and estimated fair values of the Company's financial instruments at September 30 are as follows:


                                          1999               1998
                                 --------------------  ------------------
                                   Carrying     Fair    Carrying    Fair
(thousands of dollars)              Amount     Value     Amount    Value
-----------------------------------------------------  ------------------
Cash and cash equivalents          $ 2,804    $ 2,804   $ 2,006  $ 2,006
Financial instruments
 for hedging                           114        114       169      169
Accounts payable                    12,199     12,199     9,310    9,310
Short-term debt                     38,250     38,250    20,079   20,079
Long-term debt                      94,836     90,099    83,388   96,024
Preferred stock                      3,200      3,223     4,800    5,040

     The difference between the carrying amount and the fair value of ProvGas' preferred stock and 1998 long-term debt, if they were settled at amounts reflected above, would likely be recovered in ProvGas' rates over a prescribed amortization period. Accordingly, any settlement should not result in a material impact on ProvGas' financial position or results of operations.

10. Rate Changes

A.  Price Stabilization Plan Settlement Agreement

     In August 1997, the RIPUC approved Energize RI among ProvGas, the Division, the Energy Council of Rhode Island, and the George Wiley Center. Effective October 1, 1997 through September 30, 2000, Energize RI provides firm customers with a price decrease of approximately 4.0 percent in addition to a three-year price freeze. Under Energize RI, the GCC mechanism has been suspended for the entire term. Also, in connection with the Plan, ProvGas wrote off approximately $1.5 million of previously deferred gas costs in October 1997. Energize RI also provides for ProvGas to make significant capital investments to improve its distribution system and support economic development. Specific capital improvement projects funded under Energize RI are estimated to total approximately $26 million over its three-year term. In addition, under Energize RI, ProvGas provides funding for the Low-Income Assistance Program at an annual level of $1.0 million, the Demand Side Management Rebate Program at an annual level of $.5 million and the Low-Income Weatherization Program at an annual level of $.2 million. Energize RI also continues the process of unbundling by allowing ProvGas to provide unbundled service offerings for up to 10 percent per year of firm deliveries.

     As part of Energize RI, ProvGas has reclassified and is amortizing approximately $4.0 million of prior environmental costs. These costs and all environmental costs incurred during the term of the Plan will be amortized over a 10-year period, in accordance with the levels authorized Energize RI.

     Under Energize RI, ProvGas may earn up to 10.9 percent, but not less than
7.0 percent, annually on its average common equity, which is capped at $81.0 million, $86.2 million, and $92.0 million in fiscal 1998, 1999, and 2000, respectively. In the event that ProvGas earns in excess of 10.9 percent or less than 7.0 percent, ProvGas will defer revenues or costs through a deferred revenue account over the term of the Plan. Any balance in the deferred revenue account at the end of the Plan will be refunded to or recovered from customers in a manner to be determined by all parties to the Plan and approved by the RIPUC.

     As part of Energize RI, ProvGas is permitted to file annually with the Division for the recovery of exogenous changes which may occur during the three-year term of the Plan. Exogenous changes are defined as "...significant increases or decreases in ProvGas' costs or revenues which are beyond ProvGas' reasonable control." Any disputes between ProvGas and the Division regarding either the nature or quantification of the exogenous changes are to be resolved by the RIPUC. The impact of any such exogenous changes will be debited or credited to a regulatory asset or liability account throughout the term of Energize RI and will be recovered or refunded at the expiration of the Plan through a method to be determined.

     In fiscal 1998, ProvGas did not earn its allowed rate of return primarily as a result of the extremely warm winter weather and the loss of non-firm margin. ProvGas believed the causes of these two events were beyond its reasonable control and thus deemed them to be exogenous changes. In March 1999, ProvGas reached an agreement with the Division, which allowed it to recover $2.45 million in revenue losses attributable to exogenous changes experienced by ProvGas in fiscal 1998. The RIPUC reviewed the exogenous changes agreement to ensure consistency with the terms of Energize RI and affirmed the agreement at its May 28, 1999 open meeting.

     During fiscal 1999, ProvGas recognized into revenue $2.45 million for the exogenous changes recovery, and at year-end has deferred approximately $.5 million of revenue under the provisions of the earnings cap of Energize RI.

     ProvGas intends to file for recovery of exogenous changes experienced in 1999 which resulted from factors similar to 1998. Absent further exogenous recovery and/or other factors such as colder than normal weather, ProvGas' ability to earn a 10.9 percent return on average common equity in the final year of Energize RI is substantially impaired.

B.  North Attleboro Gas Rate Increase

     In October 1991, the MDTE released its settlement order in regards to a rate request which included a qualified phase-in plan.

     The rate settlement required North Attleboro Gas to classify $545,000 of gas plant as plant held for future use. This plant is eligible to be included in future rates since North Attleboro Gas has met certain growth requirements which were required by the year 2000. North Attleboro Gas capitalized AFUDC and other costs of approximately $18,000 in 1998, and $37,000 in 1997 that related primarily to the gas plant not yet phased into North Attleboro Gas' rates under the plan. North Attleboro Gas amortized $76,000 in 1999, $214,000 in 1998, and $214,000 in 1997, of amounts previously deferred.

11. Stock Rights and Options

     Currently, one common stock purchase right is attached to each outstanding share of common stock. Each right entitles the holder to purchase one share of common stock at a price of $70 per share, subject to adjustment. In the event that certain transactions as defined in the common stock purchase rights agreement occur, each common stock purchase right will become exercisable for that number of shares of common stock of the acquiring company (or of the Company in certain circumstances) which at the time of the transaction has a market value of two times the exercise price. These rights expire on August 17, 2008 and may be redeemed by a vote of the Directors at a redemption price of $.01 per common stock purchase right. Due to the antidilutive characteristics of these rights, there is no assumed impact on earnings per share.

     The Company offered two stock option plans for officers, directors, and key employees which covered 250,000 shares of the Company's common stock. Options under the plans were granted at an exercise price equal to fair market value at the date of grant. The options expire 10 years from the date of grant and in the case of options granted to the directors, the options become exercisable after the first anniversary of the date of such grant.

     Pursuant to the provisions of the plans, each plan terminated on November 3, 1998 which was 10 years from the effective date of the plan. Any options outstanding under either of the plans shall remain in effect according to the plans' terms and conditions.

     In connection with the purchase of the oil distribution companies, the Company issued an option to purchase 100,000 shares of its common stock to a former owner of an acquired company in 1998.

     Stock option data are summarized as follows for the years ended September 30, 1999, 1998, and 1997:

                                                                Weighted
                                                    Number       Average
                                                  of Shares   Exercise Price
----------------------------------------------------------------------------
Outstanding, September 30, 1996                      62,238        $16.77

Granted                                               9,319         17.50
Exercised                                            (2,130)        16.11
Expired                                             (10,009)        17.71
                                                   --------        ------
Outstanding, September 30, 1997                      59,418         16.75

Granted                                             100,000         23.00
Exercised                                            (6,852)        16.79
Expired                                                   -             -
                                                   --------        ------
Outstanding, September 30, 1998                     152,566         20.85

Granted                                                   -             -
Exercised                                              (706)        19.00
Expired                                              (1,206)        16.95
                                                   --------        ------
Outstanding, September 30, 1999                     150,654        $20.62
                                                   ========        ======

     The following table sets forth information regarding options outstanding at September 30, 1999:

Number of Options                           150,654
Range of Exercise Prices                 $   13.875 - $23
Number Currently Exercisable                150,654
Weighted Average Exercise Price          $    20.62
Weighted Average Remaining Life                4.89 years
Weighted Average Exercise Price for
 Currently Exercisable                   $    20.62

     At September 30, 1998 and 1997, 152,566 and 50,927 were currently exercisable, respectively.

     As described in Note 1, the Company uses the intrinsic method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income would have been $6,396,000 in 1998 and $7,822,000 in 1997. Earnings per share for fiscal year 1998 would have been $1.08. Earnings per share for fiscal 1997 remain unchanged. Earnings per share for fiscal 1999 remain unchanged as there were no options granted during the year.

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

     In January 1997, the shareholders of the Company adopted the Non-Employee Director Stock Plan, which provides that up to 50,000 shares of common stock may be granted to non-employee directors. The shares are granted, at no cost to the director, on the first day of each fiscal year based on each director's aggregate fees earned in the prior fiscal year. All participants are entitled to vote the grant shares and receive dividends on the grant shares, however, full beneficial ownership vests on the third anniversary of the grant date provided the participant is still a director of the Company. Vesting may be accelerated under certain circumstances. The Company issued 1,963 and 2,131 shares under the Non-Employee Director Stock Plan in 1999 and 1998, respectively.

12.  Hedging

     The Company's strategy is to use financial instruments for hedging purposes to manage the impact of market fluctuations on contractual commitments. The Company's non-regulated operation uses financial instruments to manage market risks and to reduce its exposure to fluctuations in the market prices of home heating oil, diesel, kerosene, and natural gas.

     The futures and option contracts, had net unrealized gains of approximately $40,000, which have been deferred on the accompanying Consolidated Balance Sheets at both September 30, 1999 and 1998.

     At September 30, 1999 and 1998, the estimated fair market value of the forward contracts totaled approximately $13.8 million and $15.2 million and were acquired at costs of approximately $12.2 million and $15.6 million. The fair market value of these forward contracts is based on quoted market prices and the contracts have maturities of less than one year.

13.  Earnings per Share

     During 1998, the Company adopted the provisions of SFAS No. 128 "Earnings Per Share". Under the provisions of SFAS No. 128, basic earnings per share replaces primary earnings per share and the dilutive effect of stock options are excluded from the calculation. Fully diluted earnings per share are replaced by diluted earnings per share and include the dilutive effect of stock options and warrants, using the treasury stock method. All prior period earnings per share data have been restated to conform to the requirements of SFAS No. 128.

     A reconciliation of the weighted average number of shares outstanding used in the computation of basic and diluted earnings per share for the three years ended September 30, is as follows:

                              1999       1998       1997
                            ---------  ---------  ---------
Weighted average
  shares                    6,015,691  5,919,699  5,790,087

Effect of dilutive stock
  options                      18,443      9,963      4,260
                            ---------  ---------  ---------
Weighted average
  shares diluted            6,034,134  5,929,662  5,794,347
                            =========  =========  =========

     The net income used in the calculation for basic and diluted earnings per share agrees with the net income appearing in the accompanying Consolidated Financial Statements.

14.  Investments

     In July 1998, the Company and ERI Services, Inc. agreed to form CCEC. The joint venture is owned 50 percent by the Company's subsidiary, ProvEnergy Power Company, LLC and 50 percent by ERI Services' subsidiary, ERI Providence, LLC. CCEC's wholly-owned subsidiary DownCity Energy Company, LLC, was selected as the exclusive electric, heat, air conditioning, and related service provider for the next 30 years for most of the Providence Place Mall, which opened in August 1999. The Company had invested, primarily as bridge financing, $11.1 million of its total projected investment of $15 million at September 30, 1999. The Company anticipates obtaining permanent financing for the Mall during the first quarter of fiscal 2000, after which the Company projects its equity investment in the mall to approximate $3.0 million.

15.  Acquisitions

     In July 1999, the Company acquired Keenan Oil Services, Inc. of Warwick, Rhode Island, which serves approximately 2,700 full-service residential customers. In November 1997, the Company acquired all of the outstanding stock of the Super Service Companies as well as all the assets of the Mohawk Companies. These acquisitions in conjunction with the purchase of three small oil companies' customer lists in 1998 serve as a valuable market entry as a full service heating oil company.

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

     On October 1, 1999, the Company acquired the customer list of one small oil company servicing approximately 600 customers in Northern Rhode Island.

     The Company continues to assess the energy market for potential acquisitions to fulfill its vision.

16.  Operating Segments

     The Company's operations are classified into two principal reportable segments: Regulated Operations and Non-regulated Operations.

     The Regulated Operations consists primarily of natural gas sales and distribution to residential, commercial, and industrial customers. The Non-regulated Operations consists of heating oil, motor oil, and gas commodity sales to residential, commercial, and industrial customers and other energy management projects, which include project development fees.

     The accounting policies used to develop segment information correspond to those described in Note 1, "Significant Accounting Policies". The Company evaluates performance based on net income.

(thousands of dollars)                     1999          1998         1997
-----------------------------------------------------------------------------

Energy Revenues
---------------
     Regulated operation                $   183,373   $  189,034   $  215,258
     Non-regulated operation                 41,656       33,078        5,162
                                        -----------   ----------   ----------
     Total                              $   225,029   $  222,112   $  220,420
                                        ===========   ==========   ==========

Interest Expense
----------------
     Regulated operation                $     7,660   $    7,600   $    7,570
     Non-regulated operation                    441          400           23
                                        -----------   ----------   ----------
     Total reportable segments                8,101        8,000        7,593
     Parent company                             599          133           10
                                        -----------   ----------   ----------
     Total                              $     8,700   $    8,133   $    7,603
                                        ===========   ==========   ==========

Depreciation and amortization
-----------------------------
     Regulated operation                $    16,925   $   13,962   $   12,869
     Non-regulated operation                    571          523            5
                                        -----------   ----------   ----------
     Total                              $    17,496   $   14,485   $   12,874
                                        ===========   ==========   ==========

Income tax expense
------------------
     Regulated operation                $     5,083   $    4,655   $    4,785
     Non-regulated operation                   (373)        (966)        (161)
                                        -----------   ----------   ----------
     Total reportable segments                4,710        3,689        4,624
     Parent company                            (170)         (32)        (233)
                                        -----------   ----------   ----------
     Total                              $     4,540   $    3,657   $    4,391
                                        ===========   ==========   ==========

Net income (loss)
-----------------
     Regulated operation                $     9,837   $    8,566   $    8,546
     Non-regulated operation                   (986)      (1,692)        (313)
                                        -----------   ----------   ----------
     Total reportable segments                8,851        6,874        8,233
     Parent company                            (426)        (432)        (402)
                                        -----------   ----------   ----------
     Total                              $     8,425   $    6,442   $    7,831
                                        ===========   ==========   ==========

Total assets
------------
     Regulated operation                $   271,115   $  238,493   $  251,759
     Non-regulated operation                 13,870       11,593        1,360
                                        -----------   ----------   ----------
     Total reportable segments              284,985      250,086      253,119
     Parent company                          13,048        3,302        2,391
                                        -----------   ----------   ----------
     Total                              $   298,033   $  253,388   $  255,510
                                        ===========   ==========   ==========

Capital expenditures
--------------------
     Regulated operation                $    39,501   $   30,783   $   20,335
     Non-regulated operation                     41          367           90
                                        -----------   ----------   ----------
     Total                              $    39,542   $   31,150   $   20,425
                                        ===========   ==========   ==========

Significant non-cash items
-------------------------
     Deferred Federal income taxes
      and amortization of ITC
        Regulated operation             $       725   $      970   $      544
        Non-regulated operation                   4            2            -
                                        -----------   ----------   ----------
        Total reportable segments               729          972          544
        Parent company                            1            1            1
                                        -----------   ----------   ----------
        Total                           $       730   $      973   $      545
                                        ===========   ==========   ==========

     Stock issuance for business
      acquisition
        Non-regulated operation         $     1,548   $        -   $        -
                                        ===========   ==========   ==========

     All segment amounts reported above correspond to items reported in the Company's consolidated financial statements and are consistent with the presentation adopted in internal management reports.

     Under total assets, the Parent company amount consists primarily of the Company's investment in the Mall.


17.  Comprehensive Income

     Effective October 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

     A reconciliation of net income to other comprehensive income is as follows:

     (thousands of dollars)                   1999     1998    1997
     -------------------------------------   ------   ------  ------

      Net Income                             $8,425   $6,442  $7,831
      Unrealized holding gain (loss) on
       investments, net of tax                   (4)      43       -
                                             ------   ------  ------
      Comprehensive Income                   $8,421   $6,485  $7,831
                                             ======   ======  ======

     The following is a summary of the reclassification adjustments and the income tax effects for the components of other comprehensive income (loss) for the year ended September 30:

                                Unrealized Holding  Reclassification
                                     Gains on        Adjustments for
                                   Investments            Gains            Other
                                  Arising During       Included in     Comprehensive
(thousands of dollars)              the Period          Net Income         Loss
------------------------------------------------------------------------------------
1999
Pretax income                             $     78          $    (84)        $    (6)
Income tax expense                              26               (28)             (2)
                                          --------          --------         -------
   Net change                             $     52          $    (56)        $    (4)
                                          ========          ========         =======

18.  New Accounting Pronouncements

     Effective for fiscal year 1999, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. This statement requires additional disclosure only and will not affect the financial position or results of operations of the Company.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective in the first fiscal quarter for the Company's fiscal year ending September 30, 2001. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at a company's election, before January 1, 1998).

     The Company has not yet quantified the impact of adopting SFAS No. 133 on the financial statements and has not determined the timing of or method of adoption of SFAS No. 133.

     In March 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". It applies to all non-governmental entities and is effective for the Company's financial statements for the fiscal year ending September 30, 2000. The provisions of this SOP should be applied to internal-use software costs incurred in fiscal years subsequent to December 15, 1998 for all projects, including those projects in progress upon initial application of the SOP.

     The SOP establishes accounting standards for the determination of capital or expense treatment of expenditures for computer software developed or obtained for internal use based upon the stage of development. The SOP defines three stages as (1) Preliminary Project, (2) Application Development, and (3) Post-Implementation/Operation. As a general rule, the Preliminary Project and Post-Implementation/Operation phase expenditures are expensed and Application Development expenditures are capitalized.

     The Company will adopt the SOP in fiscal 2000 and does not expect it to have a material impact on the financial statements.

19.  Unaudited Quarterly Financial Information

     The following is unaudited quarterly financial information for the two years ended September 30, 1999 and 1998. Quarterly variations between periods are caused primarily by the seasonal nature of energy sales and the availability of energy products.

(thousands of dollars, except
per share amounts)                     Quarter Ended
                           Dec. 31  Mar. 31    June 30   Sept. 30
                           ---------------------------------------
Fiscal 1999
------------------------------------------------------------------
Energy revenues            $64,585  $93,690    $38,714    $28,040
Operating income (loss)      8,105   17,976        658     (5,849)
Net income (loss)            3,967   10,373       (376)    (5,539)
Net income (loss)
  per share*                   .66     1.73       (.06)      (.90)

FISCAL 1998
------------------------------------------------------------------
Energy revenues            $67,942  $87,796    $39,968    $26,406
Operating income (loss)      8,620   16,611       (585)    (5,984)
Net income (loss)            4,403    9,535     (1,843)    (5,653)
Net income (loss)
 per share*                    .75     1.61       (.31)      (.95)

* Calculated on the basis of the weighted average shares outstanding during the quarter.

11-Year Financial and Operational Summary
For the Year Ended September 30

                                                        1999           1998          1997        1996        1995        1994
                                                        -----          -----         ----        ----        ----        ----
Natural gas distribution revenues
(thousands of dollars):
  Residential                                          $128,263       $126,479    $135,259    $128,875    $106,387    $130,888
  Commercial/industrial                                  38,882         47,629      66,352      74,625      61,491      76,174
  Firm transportation                                    11,440          7,982       2,251         330         171           -
                                                   ------------------------------------------------------------------------------
  Total firm                                            178,585        182,090     203,862     203,830     168,049     207,062
  Interruptible and other                                 3,247          5,502      10,299       9,882      14,026      14,471
  Non-firm transportation                                   863            792         504         411         633         287
  Other                                                     678            650         593         623       1,284         958
                                                   ------------------------------------------------------------------------------
    Total natural gas distribution revenues            $183,373       $189,034    $215,258    $214,746    $183,992    $222,778
                                                   ==============================================================================

Natural gas distribution - gas sold
 and transported (MMcf):
  Residential                                            12,996         13,007      13,853      14,423      12,709      14,122
  Commercial/industrial                                   4,563          5,727       8,086       9,694       8,772       9,360
  Firm transportation                                     5,391          4,223       1,818         379         208           -
                                                   ------------------------------------------------------------------------------
  Total firm                                             22,950         22,957      23,757      24,496      21,689      23,482
  Interruptible and other                                   848          1,409       2,633       2,610       4,950       4,547
  Non-firm transportation                                 1,600            999         907       1,001       1,473         656
  Company use and other                                     903            946         871       1,017         919       1,182
                                                   ------------------------------------------------------------------------------
  Total gas sold and transported                         26,301         26,311      28,168      29,124      29,031      29,867
  Less: off-system sales                                      -              -         280         412       1,682       2,179
                                                   ------------------------------------------------------------------------------
    Total gas delivered                                  26,301         26,311      27,888      28,712      27,349      27,688
                                                   ==============================================================================

Natural gas distribution - gas purchased,
 produced, and transported (MMcf):
  Pipeline natural gas-contract                          19,230         21,008      17,328      17,979      16,591      22,880
  Pipeline natural gas-spot purchases                         -              -       3,271       5,197       7,935       3,533
  Pipeline natural gas-transportation                     6,991          5,222       2,725       1,380       1,681         656
  Underground storage                                        80             81       4,163       3,129       2,270       1,697
  Liquefied natural gas and other                             -              -         681       1,439         554       1,101
                                                   ------------------------------------------------------------------------------
   Total gas sold and transported                        26,301         26,311      28,168      29,124      29,031      29,867
                                                   ==============================================================================

Average annual number of natural gas
 distribution customers:
   Residential:
     Heating                                            125,420        123,023     120,826     118,724     116,826     114,461
     Non-heating                                         29,536         29,814      30,326      30,763      31,109      31,332
   Commercial/industrial                                 15,484         15,981      16,656      16,645      16,509      16,337
   Firm transportation                                    1,576            884          50           6           1           -
                                                   ------------------------------------------------------------------------------
   Total firm                                           172,016        169,702     167,858     166,138     164,445     162,130
   Interruptible and non-firm transportation                112            123         125         138         142         141
                                                   ------------------------------------------------------------------------------
    Total customers                                     172,128        169,825     167,983     166,276     164,587     162,271
                                                   ==============================================================================

General:
  Average rate per Mcf residential heating             $   9.60       $   9.51    $   9.55    $   8.77    $   8.19    $   9.10
  Average rate per Mcf residential non-heating         $  13.99       $  13.95    $  14.06    $  12.30    $  11.76    $  12.44
  Maximum daily MMcf sendout                                172            181         188         189         202         206
  Actual calendar degree days                             5,139          5,206       5,657       5,967       5,111       5,977
  Normal calendar degree days                             5,652          5,652       5,652       5,682       5,709       5,709
  Colder (warmer) than normal                              -9.1%          -7.9%        0.1%        5.0%      -10.5%        4.7%

Summary of operations (thousand of dollars):
  Natural gas distribution revenues                    $183,373       $189,034    $215,258    $214,745    $183,992    $222,778
  Non-regulated operation revenues                       41,656         33,078       5,162         407           -           -
                                                   ------------------------------------------------------------------------------
  Total energy revenues                                 225,029        222,112     220,420     215,152     183,992     222,778
  Cost of energy                                        119,043        122,991     124,376     120,246     100,944     135,104
                                                   ------------------------------------------------------------------------------
  Operating margin                                      105,986         99,121      96,044      94,906      83,048      87,674
  Operating and maintenance expense                      53,047         51,993      48,768      49,033      44,368      46,223
  Depreciation and amortization                          17,496         14,485      12,874      11,997      10,470       9,615
  Taxes other than income                                14,553         13,981      13,732      13,007      11,769      12,540
  Federal income taxes                                    4,540          3,657       4,391       4,932       3,442       4,446
  Interest expense                                        8,700          8,133       7,603       7,465       7,379       6,247
  Other income (loss)                                     1,123             57        (219)      1,194       1,203         182
  Preferred dividend                                        348            487         626         696         696         696
  Loss from discontinued operations, pre-tax                  -              -           -           -           -           -
                                                   ------------------------------------------------------------------------------
  Net income (loss)                                    $  8,425       $  6,442    $  7,831    $  8,970    $  6,127    $  8,089
                                                   ==============================================================================



                                                         1993        1992        1991        1990        1989
                                                         -----       -----       -----       -----       -----
Natural gas distribution revenues
(thousands of dollars):
  Residential                                          $120,997    $120,208    $105,809    $105,418    $ 96,899
  Commercial/industrial                                  72,974      47,855      44,004      43,120      39,246
  Firm transportation                                         -           -           -           -           -
                                                     ----------------------------------------------------------
  Total firm                                            193,971     168,063     149,813     148,538     136,145
  Interruptible and other                                14,336      21,394      17,681       6,569       5,566
  Non-firm transportation                                    54          74         735         833       1,182
  Other                                                     954         810         857         966         747
                                                     ----------------------------------------------------------
    Total natural gas distribution revenues            $209,315    $190,341    $169,086    $156,906    $143,640
                                                     ==========================================================

Natural gas distribution - gas sold
 and transported (MMcf):
  Residential                                            13,783      13,166      11,534      14,452      13,948
  Commercial/industrial                                   8,926       8,363       7,637       6,188       5,818
  Firm transportation                                         -           -           -           -           -
                                                     ----------------------------------------------------------
  Total firm                                             22,709      21,529      19,171      20,640      19,766
  Interruptible and other                                 3,985       6,717       5,659       2,084       1,641
  Non-firm transportation                                   386         869       4,127       5,026       3,287
  Company use and other                                   1,187       1,264       1,445         985         977
                                                     ----------------------------------------------------------
  Total gas sold and transported                         28,267      30,379      30,402      28,735      25,671
  Less: off-system sales                                    501           5           -          12           1
                                                     ----------------------------------------------------------
    Total gas delivered                                  27,766      30,374      30,402      28,723      25,670
                                                     ==========================================================

Natural gas distribution - gas purchased,
 produced, and transported (MMcf):
  Pipeline natural gas-contract                          18,044      20,150      21,051      15,060      16,451
  Pipeline natural gas-spot purchases                     7,936       7,374       3,210       5,848       3,879
  Pipeline natural gas-transportation                       386         869       4,127       5,026       3,287
  Underground storage                                       879         594       1,038       1,305         853
  Liquefied natural gas and other                         1,022       1,392         976       1,496       1,201
                                                     ----------------------------------------------------------
   Total gas sold and transported                        28,267      30,379      30,402      28,735      25,671
                                                     ==========================================================

Average annual number of natural gas
 distribution customers:
   Residential:
     Heating                                            112,497     111,176     110,997     106,984     102,178
     Non-heating                                         31,274      31,938      32,210      32,734      33,096
   Commercial/industrial                                 16,264      15,889      15,114      13,179      12,654
   Firm transportation                                        -           -           -           -           -
                                                     ----------------------------------------------------------
   Total firm                                           160,035     159,003     158,321     152,897     147,928
   Interruptible and non-firm transportation                123         115          79          65          65
                                                     ----------------------------------------------------------
    Total customers                                     160,158     159,118     158,400     152,962     147,993
                                                     ==========================================================

General:
  Average rate per Mcf residential heating             $   8.68    $   7.80    $   7.91    $   7.21    $   6.86
  Average rate per Mcf residential non-heating         $  10.57    $  10.37    $   9.75    $   8.68    $   8.30
  Maximum daily MMcf sendout                                185         174         172         163         165
  Actual calendar degree days                             5,718       5,502       4,893       5,750       5,725
  Normal calendar degree days                             5,811       5,811       5,811       5,938       5,938
  Colder (warmer) than normal                              -1.6%       -5.3%      -15.8%       -3.2%       -3.6%

Summary of operations (thousands of dollars)
  Natural gas distribution revenues                    $209,315    $190,341    $169,086    $156,906    $143,640
  Non-regulated operation revenues                            -         (19)        (14)        289         268
                                                     ----------------------------------------------------------
  Total energy revenues                                 209,315     190,322     169,072     157,195     143,908
  Cost of energy                                        126,314     111,568     101,707      91,306      83,947
                                                     ----------------------------------------------------------
  Operating margin                                       83,001      78,754      67,365      65,889      59,961
  Operating and maintenance expense                      43,848      43,404      39,746      35,091      34,386
  Depreciation and amortization                           9,073       8,668       7,487       6,513       5,418
  Taxes other than income                                12,597      11,497      11,031      10,281       9,426
  Federal income taxes                                    3,600       2,721         882       1,818      (2,690)
  Interest expense                                        6,653       6,837       7,764       7,721       6,686
  Other income (loss)                                        83         203       2,236         500      (2,309)
  Preferred dividend                                        696         696         280           -           -
  Loss from discontinued operations, pre-tax                  -           -           -           -      (7,740)
                                                     ----------------------------------------------------------
  Net income (loss)                                    $  6,617    $  5,134    $  2,411    $  4,965    $ (3,314)
                                                     ==========================================================

1 Mcf is one thousand cubic feet; 1 MMcf is one million cubic feet.

Selected Financial Data
For the years ended September 30

                                                1999           1998        1997        1996        1995        1994        1993
                                                ----           ----        ----        ----        ----        ----        ----
Common share data:
  Earnings (loss) per share-basic           $   1.40       $   1.09    $   1.35    $   1.57    $   1.09    $   1.46    $   1.39
  Earnings (loss) per share-diluted         $   1.40       $   1.09    $   1.35    $   1.57    $   1.09    $   1.46    $   1.39
  Weighted average common shares
   outstanding-basic                         6,015.7        5,919.7     5,790.1     5,709.2     5,624.2     5,534.1     4,761.8
  Weighted average common shares
   outstanding-diluted                       6,034.1        5,929.7     5,794.3     5,712.0     5,624.7     5,537.0     4,764.7
  Actual common shares outstanding
   (year-end in thousands)                     6,102          5,969       5,832       5,748       5,668       5,581       5,486
  Dividends paid per share                  $   1.08       $   1.08    $   1.08    $   1.08    $   1.08    $   1.06    $   1.02
  Common dividends (in thousands)           $  6,492       $  6,377    $  6,242    $  6,155    $  6,062    $  5,856    $  4,889
  Earnings reinvested in the Corporation
   (in thousands)                           $  1,933       $     65    $  1,589    $  2,815    $     65    $  2,233    $  1,728
  Book value per share                      $  15.27       $  14.78    $  14.69    $  14.36    $  13.85    $  13.82    $  13.37

Market data:
  Market price per share (year-end)         $27  3/4       $19  1/2    $19  5/8    $17  1/2    $     16    $17  1/4    $20  3/8
  Market capitalization (year-end
   in thousands)                            $169,177       $116,394    $114,480    $100,593    $ 90,693    $ 96,267    $111,801
  Average daily trading volume                 8,530          4,954       9,885       4,533       3,867       4,194       5,771
  High/low  price range of common stock     $30  1/8       $22  1/8    $20  1/2    $18  3/4    $17  1/2    $20  1/2    $21  1/4
                                                  to             to          to          to          to          to          to
                                            $     18       $17  5/8    $16  1/2    $     16    $14  5/8    $14  5/8    $15  1/8

Quarterly earnings per common share:
   December 31                              $   0.66       $   0.75    $   0.74    $   0.90    $   0.59    $   0.68    $   0.91
   March 31                                     1.73           1.61        1.17        1.37        1.04        1.18        1.93
   June 30                                     (0.06)         (0.31)       0.02       (0.16)      (0.15)      (0.21)      (0.52)
   September 30                                (0.90)         (0.95)      (0.58)      (0.54)      (0.39)      (0.17)      (0.74)
                                            -----------------------------------------------------------------------------------
   Annual earnings per share (1)            $   1.43       $   1.10    $   1.35    $   1.57    $   1.09    $   1.48    $   1.58
                                            ===================================================================================
                                                                                                                             (3)
Capitalization (in thousands):
   Common stock, $1 Par,
    Authorized-20,000 shares                $  6,102       $  5,969    $  5,832    $  5,748    $  5,668    $  5,581    $  5,486
   Amount paid in excess of par               61,966         59,198      56,827      55,404      54,258      53,042      51,582
   Retained earnings                          25,000         23,067      23,002      21,413      18,598      18,533      16,300
                                            -----------------------------------------------------------------------------------
                                              93,068         88,234      85,661      82,565      78,524      77,156      73,368
   Unrealized gain on financial
    instruments                                   39             43           -           -           -           -           -
                                            -----------------------------------------------------------------------------------
Total common equity                           93,107         88,277      85,661      82,565      78,524      77,156      73,368
                                            -----------------------------------------------------------------------------------

Preferred stock (4)                            3,200          4,800       6,400       8,000       8,000       8,000       8,000
                                            -----------------------------------------------------------------------------------

Long-term debt
   First Mortgage Bonds, secured
    by property                               89,819         77,328      71,200    $ 72,800      74,400      61,000      61,000
   Senior debentures                               -              -           -           -           -           -           -
   Other long-term debt                        4,461          4,890       3,207           -           -           -           -
   Capital leases                                556          1,170       1,672       1,678       2,032       1,164       1,629
                                            -----------------------------------------------------------------------------------
     Subtotal                                 94,836         83,388      76,079      74,478      76,432      62,164      62,629
    Less-current portion                       3,515          3,233       3,707       2,022       1,950       2,085         466
                                            -----------------------------------------------------------------------------------
Total long-term debt                          91,321         80,155      72,372      72,456      74,482      60,079      62,163
                                            -----------------------------------------------------------------------------------
Total capitalization                        $187,628       $173,232    $164,433    $163,021    $161,006    $145,235    $143,531
                                            ===================================================================================

Percentage of total capitalization:
   Common equity                                  50%            51%         52%         51%         49%         53%         51%
   Preferred stock                                 2%             3%          4%          5%          5%          6%          6%
   Long-term debt                                 48%            46%         44%         44%         46%         41%         43%

Short term borrowings (in thousands):
  Balance outstanding at end of period      $ 38,250       $ 20,079    $ 23,675    $ 23,270    $  7,337    $ 27,700    $ 23,800
  Average daily outstanding for
   the period                               $ 23,468       $ 18,342    $ 23,540    $ 13,955    $ 19,197    $ 27,020    $ 28,931

Total assets (in thousands)                 $298,033       $253,388    $255,510    $250,150    $227,127    $233,311    $224,550


                                                1992        1991        1990        1989
                                                ----        ----        ----        ----
Common share data:
  Earnings (loss) per share-basic           $   1.15    $   0.56    $   1.17    $  (0.80)
  Earnings (loss) per share-diluted         $   1.15    $   0.56    $   1.17    $  (0.80)
  Weighted average common shares
   outstanding-basic                         4,478.4     4,337.9     4,235.8     4,127.1
  Weighted average common shares
   outstanding-diluted                       4,478.5     4,337.9     4,235.8     4,127.1
  Actual common shares outstanding
   (year-end in thousands)                     4,534       4,408       4,278       4,186
  Dividends paid per share                  $   1.10    $   1.40    $   1.40    $   1.40
  Common dividends (in thousands)           $  4,908    $  6,057    $  5,916    $  5,761
  Earnings reinvested in the Corporation
   (in thousands)                           $    226    $ (3,646)   $   (951)   $ (9,075)
  Book value per share                      $  12.02    $  11.87    $  12.62    $  12.74

Market data:
  Market price per share (year-end)         $     16    $17  1/4    $15  1/4    $17  7/8
  Market capitalization (year-end
   in thousands)                            $ 72,539    $ 76,031    $ 65,234    $ 74,839
  Average daily trading volume                 2,987       3,146       2,230       2,624
  High/low  price range of common stock     $17  7/8    $17  1/4    $18  7/8    $19  1/8
                                                  to          to          to          to
                                            $13  1/8    $14  1/8    $15  1/8    $16  1/4

Quarterly earnings per common share:
   December 31                              $   0.58    $   0.62    $   1.10    $   0.61
   March 31                                     1.67        1.33        1.25        1.40
   June 30                                     (0.28)      (0.32)      (0.29)      (1.53)
   September 30                                (0.81)      (1.04)      (0.87)      (1.25)
                                            --------------------------------------------
   Annual earnings per share (1)            $   1.16    $   0.59    $   1.19    $  (0.77)
                                            ============================================
                                                                                      (2)
Capitalization (in thousands):
   Common stock, $1 Par,
    Authorized-20,000 shares                $  4,534    $  4,408    $  4,278    $  4,186
   Amount paid in excess of par               35,385      33,548      31,705      30,204
   Retained earnings                          14,572      14,346      17,992      18,943
                                            --------------------------------------------
                                              54,491      52,302      53,975      53,333
   Unrealized gain on financial
    instruments                                    -           -           -           -
                                            --------------------------------------------
Total common equity                           54,491      52,302      53,975      53,333
                                            --------------------------------------------

Preferred stock (4)                            8,000       8,000           -           -
                                            --------------------------------------------

Long-term debt
   First Mortgage Bonds, secured              53,200      39,050      41,750      33,550
    by property
   Senior debentures                           7,533       8,033       8,491       8,962
   Other long-term debt                           66         132         488         595
   Capital leases                              2,089       2,549       2,029       2,331
                                            --------------------------------------------
     Subtotal                                 62,888      49,764      52,758      45,438
    Less-current portion                       1,930       6,879       3,610       2,708
                                            --------------------------------------------
Total long-term debt                          60,958      42,885      49,148      42,730
                                            --------------------------------------------
Total capitalization                        $123,449    $103,187    $103,123    $ 96,063
                                            ============================================

Percentage of total capitalization:
   Common equity                                  44%         51%         52%         56%
   Preferred stock                                 6%          8%          0%          0%
   Long-term debt                                 49%         42%         48%         44%

Short term borrowings (in thousands):
  Balance outstanding at end of period      $ 23,410    $ 38,214    $ 30,601    $ 28,996
  Average daily borrowings outstanding
  for the period                            $ 38,877    $ 33,741    $ 27,077    $ 26,488

Total assets (in thousands)                 $197,459    $189,422    $182,258    $170,782

(1) Calculated on the basis of the weighted average shares outstanding during the quarter. Therefore this amount may not equal the earnings per common share for the year.
(2) Included in the fiscal year 1989 earnings per share is a loss per common share on the discontinuance of the residential real estate operations of $1.23.
(3) Includes the effect of the issuance of 850,000 shares of common stock on June 10, 1993.
(4) This stock is subject to a cumulative annual sinking fund requirement of 16,000 shares per year at par ($1,600,000) plus accrued or unpaid dividends which commenced in February 1997.

Selected Income Statement and Balance Sheet Data
For the years ended September 30

(in thousands, except where noted)                          1999       1998      1997       1996       1995       1994       1993
---------------------------------                           ----       ----      ----       ----       ----       ----       ----
Federal income tax provision
(benefit):
   Current                                              $  3,652   $  2,526  $  3,688   $  2,989   $  1,300   $  3,211   $  2,487
   Deferred                                                  888      1,131       703      1,943      2,142      1,235      1,113
   Investment tax credits, net                                 -          -         -          -          -          -          -
                                                        -------------------------------------------------------------------------
Total Federal income tax provision (benefit)               4,540      3,657     4,391      4,932      3,442      4,446      3,600
Net income (loss) before preferred dividends of
 subsidiary                                                8,773      6,929     8,457      9,666      6,823      8,785      7,313
                                                        -------------------------------------------------------------------------
Income (loss) before income taxes                       $ 13,313   $ 10,586  $ 12,848   $ 14,598   $ 10,265   $ 13,231   $ 10,913
                                                        =========================================================================
Effective tax rate                                         34.10%     34.50%    34.20%     33.80%     33.60%     33.60%     32.90%
Statutory tax rate                                         34.00%     34.00%    34.00%     34.00%     34.00%     34.00%     34.00%

Property:
  Expenditures for property, plant, and equipment       $ 39,542   $ 31,150  $ 20,425   $ 20,781   $ 19,597   $ 19,809   $ 13,882
  Gross utility plant                                   $345,671   $324,502  $300,829   $279,849   $262,769   $239,830   $221,769
  Net utility plant                                     $227,741   $202,313  $190,307   $179,473   $169,792   $159,012   $149,272
  Net non-utility plant                                 $  2,628   $  2,692  $  1,182   $  1,141   $  1,958   $  2,033   $  2,118

Financial ratios:
  Payout ratio                                             77.14%     99.08%    80.00%     68.79%     99.08%     72.60%     88.70%
  Price/earnings ratio                                     19.82X     17.89x    14.54x     11.46x     14.68x     11.82x     14.66x
  Market to book ratio                                      1.81X      1.31x     1.34x      1.22x      1.16x      1.25x      1.52x
  Return on average common equity                           9.29%      7.41%     9.31%     11.10%      7.87%     10.75%     10.35%
  Times interest charges earned before FIT                  2.53X      2.30x     2.69x      2.96x      2.39x      3.12x      2.64x
  Times interest charges earned after FIT                   2.01X      1.85x     2.11x      2.29x      1.92x      2.41x      2.10x
  Depreciation and amortization to energy revenues          7.77%      6.55%     5.84%      5.58%      5.69%      4.32%      4.34%
  Depreciation and amortization to utility plant            5.06%      4.30%     4.28%      4.29%      3.98%      4.01%      4.09%

Other:
  Number of employees (actual)                               615        637       562        575        553        568        608

(in thousands, except where noted)                          1992       1991      1990       1989
---------------------------------                           ----       ----      ----       ----
Federal income tax provision
(benefit):
   Current                                              $  2,374   $    577  $  1,713   $ (2,210)
   Deferred                                                  347        305       107       (474)
   Investment tax credits, net                                 -          -        (2)        (6)
                                                        ----------------------------------------
Total Federal income tax provision (benefit)               2,721        882     1,818     (2,690)
Net income (loss) before preferred dividends of
 subsidiary                                                5,830      2,691     4,965     (3,314)
                                                        ----------------------------------------
Income (loss) before income taxes                       $  8,551   $  3,573  $  6,783   $ (6,004)
                                                        ========================================
Effective tax rate                                         31.80%     24.70%    26.80%    -44.80%
Statutory tax rate                                         34.00%     34.00%    34.00%     34.00%

Property:
  Expenditures for property, plant, and equipment       $ 13,391   $ 12,411  $ 15,737   $ 17,019
  Gross utility plant                                   $210,087   $199,216  $189,952   $172,302
  Net utility plant                                     $144,767   $139,741  $135,331   $124,644
  Net non-utility plant                                 $  2,203   $  2,655  $  4,475   $  4,489

Financial ratios:
  Payout ratio                                             95.65%    250.00%   119.66%       NM
  Price/earnings ratio                                     13.91x     30.80x    13.03x       NM
  Market to book ratio                                      1.33x      1.45x     1.21x      1.40x
  Return on average common equity                           9.61%      4.54%     9.25%     -5.83%
  Times interest charges earned before FIT                  2.25x      1.51x     1.86x      0.10x
  Times interest charges earned after FIT                   1.85x      1.35x     1.64x      0.50x
  Depreciation and amortization to energy revenues          4.56%      4.43%     4.15%      3.77%
  Depreciation and amortization to utility plant            4.13%      3.76%     3.43%      3.14%

Other:
  Number of employees (actual)                               610        690       729        704

NM - Not Meaningful

GLOSSARY AND DEFINED TERMS
--------------------------

BUNDLING: The sale and/or transportation of natural gas under one rate, which does not differentiate separate rate components for the sale, transportation, storage, or gathering services associated with such sale or transportation.

BUSINESS CHOICE: The unbundling program of ProvGas, which enables customers to purchase gas from other suppliers, i.e. retail marketers that "rent space" (transportation capacity) on ProvGas pipelines.

CAPACITY: The amount of natural gas that can be produced, transported, stored, distributed, or utilized in a given period of time under design conditions.

CITY GATE: The city gate is the point at which interstate and intrastate pipelines deliver natural gas to local distribution companies, in other words, the physical connection of an interstate pipeline and the pipes of a local gas utility.

DEGREE DAY: A measure of the coldness of the weather experienced, based on the extent to which the daily mean temperature falls below a reference temperature, usually 65 degrees F. For example, on a day when the mean outdoor dry-bulb temperature is 35 degrees F, there would be 30 degree days experienced. A daily mean temperature usually represents the sum of the high and low readings divided by two.

DEMAND SIDE MANAGEMENT REBATE PROGRAM: In 1996, ProvEnergy implemented this program, which furnishes rebates to customers installing new technologies, such as gas-fired air conditioning, cogeneration and gas motors--technologies that use proportionately more natural gas during summer months, ProvGas' off-peak season.

ENERGIZE RI: An innovative three-year regulatory plan designed to provide price stability to customers, improve system reliability, and enhance economic development while improving earnings stability. Effective from the period from October 1, 1997 to September 30, 2000, the Plan provides customers with an initial price decrease of approximately four percent in addition to a three-year price freeze. Under the Plan, ProvGas may earn up to 10.9 percent annually on its average common equity, subject to certain limits as set forth in the Plan.

ENERGY MARKETER: An entity engaged in selling energy commodities, such as natural gas. Services typically include procuring supply, arranging transportation, and delivery. Marketers usually buy for their own account and resell commodities. A major function of marketers is aggregating natural gas supplies and/or markets.

EXOGENOUS CHANGE(S): The Energize RI agreement defines certain "Exogenous Changes," i.e., "...significant increases or decreases in the ProvGas' costs or revenues which are beyond ProvGas' reasonable control."

FEDERAL ENERGY REGULATORY COMMISSION: An agency within the United States Department of Energy that, among other things, has jurisdiction over natural gas companies that sell or transport gas in interstate commerce for resale.

FIRM CUSTOMER: A customer for whom contract demand is reserved and to whom the supplier is obligated to provide service. Firm customers pay a higher rate but also receive higher priority delivery service.

FIRM TRANSPORTATION SERVICE: Provides for the transportation on a firm 365-day basis of gas supplies purchased on a customer's behalf from a supplier other than ProvGas. Service is classified as either FT-1 or FT-2 SERVICE.

FT-1 SERVICE: Firm transportation service for customers purchasing gas from other suppliers. This service requires daily balancing of consumption and deliveries.

FT-2 SERVICE: Same as FT-1 SERVICE, without the requirement for recording daily usage.

GATE STATION: See CITY GATE.

HEDGING: The simultaneous execution of equal and opposite positions in the cash and futures markets in order to protect against adverse price movement in the cash market.

INTERRUPTIBLE SERVICE: See NON-FIRM SERVICE

LIQUEFIED NATURAL GAS: Natural gas that has been super cooled under pressure to (259 degrees F). Liquefied natural gas is almost pure methane. In volume it occupies 1/600 of the space occupied in the vapor state at standard conditions.

LOCAL DISTRIBUTION COMPANY: A company that obtains the major portion of its natural gas revenues from the operations of a retail gas distribution system and that operates no transmission system other than incidental connections within its own system or to the system of another company. Both ProvGas and North Attleboro Gas are LDCs.

NON-FIRM SERVICE: Sales and transportation service that is offered at both a lower cost and lower level of reliability. Under this service, gas companies can interrupt customers on short notice, typically during peak service days in the winter season. Non-firm services are provided through individually negotiated contracts and in most cases, the price and availability charge takes into account the price of the customer's alternative fuel.

OFF-PEAK: The period during a day, week, month, or year when the load being delivered by a gas system is not at or near the maximum volume delivered by that system for the corresponding period of time. For ProvGas, the period from May through October.

PEAK: For ProvGas, the period from November through April.

PORTLAND NATURAL GAS TRANSMISSION SYSTEM: PNGTS is a new 272-mile gas pipeline that runs from Quebec to Massachusetts. ProvGas is using its Supervisory Control and Data Acquisition (SCADA) system to monitor the portion of the pipeline that runs from Pittsburg, New Hampshire, on the Quebec border, to Westbrook, Maine, just outside of Portland, Maine.

PRICE STABILIZATION PLAN SETTLEMENT AGREEMENT: See ENERGIZE RI.

RATE STABILIZATION PLAN: See ENERGIZE RI.

STORAGE SERVICE: A service in which natural gas is received by the seller of the service and held for the customer's account for redelivery at a later time. It requires the use of storage facilities that can be reinjected and produced with minimal loss. Storage service usually requires payment of injection fees, withdrawal fees, and holding fees and involves limits on rates and times of injection and withdrawal, and maximum volumes to be held.

THERM: A unit of heating value equivalent to 100,000 British thermal units
(BTUs).

THROUGHPUT: Total of transportation volumes and tariff sales; gas volumes delivered through a LDC's gas distribution system.

UNBUNDLING: The process of separating out the package of services offered by a gas company--i.e., transportation, storage, gathering and products extraction-- and charging separate rates or rate components for each service that fairly represent the cost of providing that service. See BUSINESS CHOICE.

               ABBREVIATIONS, ACRONYMS AND OTHER DEFINED TERMS:


AFUDC: Allowance for Funds Used During Construction

ALGONQUIN: Algonquin Gas Transmission Company

CCEC: Capital Center Energy Company, LLC

CGA: Cost of Gas Adjustment Clause

CIS: Customer Information System

DEM: Rhode Island Department of Environmental Management

DETM: Duke Energy Trading and Marketing, L.L.C.

DIVISION: Rhode Island Division of Public Utilities and Carriers

FASB: Financial Accounting Standards Board

FERC: Federal Energy Regulatory Commission

GAAP: Generally Accepted Accounting Principles

GCC: Gas Change Clause

HVAC: Heating, Ventilating and Air Conditioning systems

IRP: Integrated Resource Plan

IT: Information Technology

LDC: Local Distribution Company

LNG: Liquefied Natural Gas

MALL: Providence Place Mall

MDTE:  Massachusetts Department of Telecommunications and Energy

PBR: Performance Based Regulation

PNGTS: Portland Natural Gas Transmission System

PRP: Potentially Responsible Party

RIPUC: Rhode Island Public Utilities Commission

SCADA: Supervisory Control and Data Acquisition system

SEC: Securities and Exchange Commission

SFAS: Statement of Financial Accounting Standards

SOP: Statement of Position

VEBA TRUST: Voluntary Employee Benefit Association Trust

COMPANY NAMES:

CCEC: Capital Center Energy Company, LLC

COMPANY: Providence Energy Corporation or ProvEnergy

NORTH ATTLEBORO GAS: North Attleboro Gas Company

PROVENERGY FUELS: ProvEnergy Fuels, Inc.

PROVENERGY POWER: ProvEnergy Power, L.L.C.

PROVENERGY SERVICES: Providence Energy Services, Inc.

PROVGAS: The Providence Gas Company

SOUTHERN UNION: Southern Union Company

                                       41